Filed pursuant to Rule 424(b)(4)
Registration No. 333-211779
Registration No. 333-212607

PROSPECTUS

4,800,000 Shares

Common Stock

We are offering 4,800,000 shares of our common stock. This is our initial public offering and no public market currently exists for our common stock. Our common stock has been approved for listing on The NASDAQ Global Select Market under the symbol “PI.”

Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page 12 of this prospectus.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and will be subject to reduced public company reporting requirements.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public Offering Price	$14.00	$67,200,000
Underwriting Discounts and Commissions	$0.98	$4,704,000
Proceeds to Impinj, Inc. Before Expenses	$13.02	$62,496,000

Delivery of the shares of common stock is expected to be made on or about July 26, 2016. We have granted the underwriters an option for a period of 30 days to purchase an additional 720,000 shares of our common stock.

RBC Capital Markets	Pacific Crest Securities a division of KeyBanc Capital Markets	Piper Jaffray

Needham & Company	Canaccord Genuity

Prospectus dated July 20, 2016

IMPINJ™

Our Platform Connects Everyday Items

Identity
Location
Authenticity
ITEM INTELLIGENCE
Software
Connectivity
Endpoints
1 MILLION
Connectivity Points[1]
13 BILLION
Endpoints[2]

1 Cumulative Impinj stationary readers, reader ICs and gateways shipped through March 31, 2016 2 Cumulative Impinj tag ICs shipped through March 31, 2016 ITEM INTELLIGENCE 1 MILLION Connectivity Points 1 13 BILLION Endpoints 2 Software Connectivity Endpoints Impinj TM Our Platform Connects Everyday Items Identity Location Authenticity

Consumable Authentication Luggage Tracking Inventory Management Omnichannel Fulfillmentr Experience Consumer Experience Race Timing impinj™ Digital Life for Everyday Items If you’ve purchased apparel from a major retailer like Macy’s or Zara, run a race like the New York City Marathon, enjoyed a drink from a Coca-Cola Freestyle soda fountain, hit a ball at Topgolf or checked bags at airports worldwide like Las Vegas McCarran then you’ve probably interacted with the Impinj Platform. Our platform enables wireless connectivity to billions of everyday items such as apparel, race bibs, golf balls and luggage tags and delivers each item’s unique identity, location and authenticity to enterprise and consumer applications.

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor any of the underwriters have authorized anyone to provide you with information that is different. We are offering to sell shares of our common stock, and seeking offers to buy shares of our common stock, only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Until and including August 14, 2016, 25 days after the date of this prospectus, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

For investors outside of the United States: neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

Unless the context indicates otherwise, as used in this prospectus, the terms “Impinj,” “we,” “us” and “our” refer to Impinj, Inc. and its wholly-owned subsidiaries. We use Impinj, the Impinj logo, the Powered by Impinj shield logo, Monza, Indy, Speedway, xArray, ItemSense, the checkered flag logo and other marks as trademarks in the United States and other countries. This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other entities’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other entity.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including the section entitled “Risk Factors” and the consolidated financial statements and related notes included elsewhere in this prospectus. In this prospectus, unless otherwise stated or the context otherwise indicates, references to “Impinj,” “we,” “us,” “our” and similar references refer to Impinj, Inc. and its subsidiaries taken as a whole.

IMPINJ, INC.

If you’ve purchased apparel from a major retailer like Macy’s or Zara, run a race like the New York City Marathon, enjoyed a drink from a Coca-Cola Freestyle soda fountain, hit a ball at Topgolf or checked bags at airports worldwide like Las Vegas McCarran then you’ve probably interacted with the Impinj Platform. Our platform enables wireless connectivity to billions of everyday items such as apparel, race bibs, golf balls and luggage tags and delivers each item’s unique identity, location and authenticity to enterprise and consumer applications.

Overview

Our vision is digital life for everyday items. Our mission is to provide wireless connectivity for these everyday items and to deliver, to the digital world, each item’s unique identity, location and authenticity. Our platform connects billions of everyday items such as apparel, medical supplies, automobile parts, drivers licenses, food and luggage to applications such as inventory management, patient safety, asset tracking and item authentication, delivering real-time information to businesses about items they create, manage, transport and sell. We believe connecting everyday items and delivering real-time information about them is the essence of the Internet-of-Things, or IoT.

The Impinj Platform delivers Item Intelligence, an item’s unique identity, location and authenticity, to enterprise and consumer applications through both hardware and software elements:

Endpoints

•	Tag integrated-circuit, or IC, radios that attach to and uniquely identify items. We refer to an item and its attached tag IC as an endpoint.

Connectivity

•	Reader ICs that enable wireless, bidirectional communications with tag ICs.

•	Stationary or mobile readers that read, write, authenticate or otherwise engage tag ICs.

•	Gateways that integrate stationary readers with scanning antennas to locate and track tagged items.

Software

•	Software that aggregates and transforms data from endpoint reads, delivers Item Intelligence to enterprise and consumer applications and configures, manages and controls readers and gateways.

We believe we are the only company selling a platform spanning endpoints, connectivity and software. In 2015, we had leading market share with 65% and 61% of the tag and reader IC unit volume, respectively, based on our calculations derived from research conducted by IDTechEx, an information-technology research firm. We believe we continue to have leading market share in the tag IC and reader IC markets. We estimate we enable approximately 70% unit volume of the stationary reader market inclusive of our readers and readers powered by our reader ICs. We also believe the majority of handheld readers use our reader ICs.

End users in a variety of industries including retail, healthcare, automotive, industrial and manufacturing, consumer experience, government, food, datacenter, travel and banking have deployed part or all of the Impinj Platform. We have sold more than 13 billion tag ICs to date, including approximately 2.6 billion and 3.8 billion in the 12 months ended March 31, 2015 and 2016, respectively. To date, our intellectual property portfolio includes 197 issued and allowed U.S. patents, 40 pending U.S. patent applications and two pending international patent applications.

Our total revenue was $63.8 million and $78.5 million for 2014 and 2015, respectively, and $16.1 million and $21.6 million for the three months ended March 31, 2015 and 2016, respectively. We incurred losses since our inception in 2000 until we first became profitable in 2013. Our net income was $297,000 and $900,000 for 2014 and 2015, respectively. Our adjusted EBITDA was $4.9 million and $4.8 million for 2014 and 2015, respectively. See “Selected Consolidated Financial Data—Adjusted EBITDA” for additional information and a reconciliation of net income (loss) to adjusted EBITDA. We had an accumulated deficit of $187.6 million as of March 31, 2016.

Industry Background

We live in a connected world. Smartphones, tablets and other electronic devices share ever-more information over ever-more interconnected radio links, transforming our lives and unlocking unprecedented industry efficiencies. Advancements in wireless technology, cloud computing, search, and storage have paved the way for this IoT era.

According to industry research, approximately 16 billion wireless devices were connected to networks and the Internet in 2014. However, these devices form only a tiny subset of the items in the physical world, the vast majority of which are now connectable but remain unconnected. Apparel, shoes, jewelry, pharmaceuticals, medical supplies, documents, automotive parts, sporting items and food are among the more than a trillion such everyday items connectable to the digital world. But despite the fact that today’s digital infrastructure can process, analyze and use data from such items, the physical infrastructure and processes required to capture and deliver item-level data has historically been nonexistent or labor-intensive, expensive, time-consuming and ineffective, so these items remain unconnected. For example, retailers have not historically had an automated way to track in-store inventory so they resort to infrequent and labor-intensive manual counts. Similarly, hospitals have not historically had an automated, timely way to track biospecimens so they resort to labor-intensive barcode scanning. In these and numerous other examples a lack of real-time information about item identity and location increases inventory carrying costs, reduces operating efficiencies, and consumes labor and time.

Our Solution

We connect everyday items using RAIN, a radio-frequency identification technology we pioneered. We spearheaded development of the RAIN radio standard, lobbied governments to allocate frequency spectrum and cofounded the RAIN Industry Alliance along with Google, Intel and Smartrac. Today, our industry uses the RAIN radio standard nearly exclusively. RAIN spectrum is freely available in 78 countries representing roughly 96.5% of the world’s GDP and the RAIN Alliance has more than 115 member companies worldwide.

We sell a platform that includes tag ICs, reader ICs, readers and gateways that enable wireless connectivity to everyday items, and software that delivers Item Intelligence from endpoint reads. Our platform is secure, easy to deploy and manage, flexible to meet end user needs across a range of industries including retail and healthcare, and scalable from a single location, store or hospital to large enterprises.

Our tag ICs are ideally suited for wirelessly connecting billions of everyday items. They power themselves from a reader’s radio waves so do not need batteries, are readable to 30 feet without line-of-sight yet sell for pennies. Each tag IC uniquely identifies its host item and may include additional functionalities such as item authentication, data storage, security, loss prevention and consumer privacy.

Our reader ICs, readers and gateways communicate bidirectionally with tag ICs, identifying and locating more than 1,000 items-per-second while also supporting the additional functionalities that tag ICs provide. Our reader ICs sell for tens of dollars and our readers and gateways sell for hundreds to thousands of dollars.

Our software, introduced in 2015, extracts Item Intelligence from the wireless item data, delivers it to the cloud, and exposes it to existing and new enterprise and consumer applications through query- and event-based application program interfaces, or APIs. A single software instance can connect and manage hundreds of readers or gateways. We view our software as an operating system that links the physical and digital worlds, enabling end users to access and leverage Item Intelligence.

Industry Use Cases

A variety of industries use RAIN and Item Intelligence. The following use cases are representative of what we believe to be a massive worldwide opportunity, which we believe is still significantly underpenetrated today.

Retail

Retailers such as Macy’s and Zara have turned to RAIN and Item Intelligence, consuming billions of tags each year. These and other retailers drive competitive advantages by tagging individual apparel items to:

•

Improve Inventory Visibility. U.S. apparel retailers historically inferred store inventory using manual counts, store-receipt data and point-of-sale data, typically resulting in 65% visibility based on industry sources. From measured data, RAIN offers apparel retailers better than 95% real-time inventory visibility.

•	Reduce Out-of-Stocks and Markdowns. Item Intelligence helps retailers increase revenue by enabling them to stock shelves accurately, reducing inventory costs, out-of-stocks and overstock markdowns.

•

Enable Omnichannel Fulfillment. Item Intelligence allows retailers to optimize logistics and increase selling opportunities using omnichannel fulfillment, offering online shoppers next-day, direct-from-store delivery or in-store pickup.

•

Enhance Shopping Experiences. Item Intelligence enables retailers to engage shoppers with interactive fitting rooms and product displays. It can also provide retailers real-time data on shopper preferences.

•	Identify and Prevent Loss. Item Intelligence can help retailers deter theft and uniquely identify stolen items for replenishment.

We sell our products and platform to retailers, fulfilling through our partner channel comprising distributors, system integrators, value-added resellers, or VARs, and software solution partners.

Healthcare

Under the Affordable Care Act, Medicare links hospital reimbursement to patient quality-of-care, increasing pressure on hospitals to have real-time data about assets, inventory, staff and patients. The Veterans Affairs Hospitals, Northwestern Memorial Hospital, North York General and the University of Tennessee Medical Center use the Impinj Platform, fulfilled through our partner ecosystem, to obtain these data. Applications include biospecimen tracking, asset management, automated billing and replenishment of medical consumables, and authentication and visibility of pharmaceutical inventory.

Other Industries

Other industries such as automotive, industrial and manufacturing, consumer experience, food, datacenter, travel and banking are deriving business value from Item Intelligence. A few examples of end users in these industries that have deployed part or all of the Impinj Platform include:

•	Automotive. Audi tags parts and cars for assembly and delivery. Love’s Travel Stops uses vehicle windshield tags to enable automatic, cashless fueling.

•	Industrial and Manufacturing. Boeing, Bell Helicopter and Eurocopter tag items for aircraft assembly. Carrier Corporation uses RAIN to improve their warehouse operations.

•	Consumer Experience. Foot races such as the New York Marathon track runners though tags in race bibs. NASCAR tags tires for team compliance, and Topgolf tags golf balls to score participants’ shots.

•

Food. Coca-Cola uses our tag and reader ICs in its Freestyle soda fountains. The Hy-Vee supermarket chain tags items for cold-chain monitoring. Cheeky’s restaurant patrons self-dispense beverages using tagged access cards. McDonald’s uses our gateways to enable direct-to-table food service.

•	Datacenter. Cisco and Hewlett-Packard pre-tag servers and other equipment for asset tracking. Intel links our tag ICs with their microprocessors to enable processor-secured storage.

•	Travel. Las Vegas, Hong Kong, Amsterdam and other airports use RAIN-enabled luggage tags. Washington offers tagged drivers licenses to speed border crossings.

•	Banking. Bank of America and Wells Fargo tag information technology equipment. The Agricultural Bank of China tags money bundles.

Our Opportunity

We believe our market opportunity is massive. Not only are the numbers of tagged items large and growing but so is the infrastructure, in both scale and investment, that produces, encodes, applies, reads and extracts business value from these tagged items. According to industry research, RAIN tag IC volumes grew at a 27% compound annual growth rate, or CAGR, from 2010 to 2015, reaching 5.3 billion in 2015 and are expected to grow to over 20 billion in 2020. The chart below shows yearly worldwide RAIN tag IC sales volumes and our yearly tag IC shipments in billions:

Our addressable market in the two largest RAIN opportunities, retail and healthcare, is large and growing. Frost & Sullivan, a market research firm, forecasts the retail opportunity will grow at a 39% CAGR between 2014 and 2020, reaching $5.4 billion by 2020. Transparency Market Research, another market research firm, forecasts the healthcare opportunity will grow at a 14% CAGR between 2014 and 2020, reaching $5.3 billion by 2020. We have additional opportunities in automotive, industrial and manufacturing, consumer experience, government, food, datacenter, travel and banking.

RAIN market adoption has historically been slower than anticipated or forecasted by us and industry sources. For additional information related to RAIN market adoption, please see the section of this prospectus captioned “Risk Factors.”

Our Strengths

We lead the market in connecting and delivering Item Intelligence for everyday items. We believe we can maintain and extend our leadership position as the market grows by leveraging our competitive strengths, including:

Comprehensive Platform. End users who deploy the Impinj Platform gain performance, reliability and ease-of-use we believe is unequaled by “mix-and-match” systems cobbled-together from competitors’ components.

Market Leadership. Our leading market share in tag ICs, reader ICs and stationary readers gives us economies of scale relative to our competitors.

Broad Partner Ecosystem. Our strategy of selling to end users with fulfillment through our worldwide partner ecosystem gives us market reach, penetration and scalability we believe few, if any, of our competitors enjoy.

Technology Leadership. Our intense focus on RAIN and Item Intelligence has enabled us to be first-to-market with innovative, high quality products.

Trusted Brand. We believe our industry leadership, name recognition and reputation for innovative, high-performing and quality products have significantly contributed to our leading market position.

Our Growth Strategy

To further our mission of connecting and delivering Item Intelligence for everyday items, we plan to focus on the following strategic areas:

Continue Investing in Our Platform. Since 2003, we have invested more than $160 million developing our platform. We plan to continue investing in platform functionality, software/hardware linkages, broadening our software capabilities, supporting enhanced tag features and enhancing our gateway functionalities. Since 2003, investment in our platform comprised: $150 million in research and development expense, $9 million in costs for development agreements and $1 million in capitalized internal-use software.

Drive End-User Adoption. We plan to expand our engagements with end users in retail and healthcare, accelerating their adoption of the Impinj Platform, and also intend to target other industries such as automotive, industrial and manufacturing, consumer experience, government, food, datacenter, travel and banking.

Cross-Sell and Up-Sell Our Platform within our Installed Footprint. We believe the majority of RAIN deployments today use one or more of our products, positioning us for future platform cross-sell and up-sell opportunities.

Expand within our Existing Customer Base. We will seek to generate additional revenue from existing end users of our platform by expanding their deployment scope and adding new use cases.

Enable Ubiquitous Reading. We plan to invest in next-generation reader ICs to improve functionality, reduce costs, and make Impinj-based readers ubiquitous in industrial and consumer devices and facilities infrastructure.

Recent Developments

We anticipate that total revenue for the three months ended June 30, 2016 will range between $25.3 and $26.3 million, compared to total revenue of $19.1 million for the three months ended June 30, 2015. We anticipate that net (loss)/income for the three months ended June 30, 2016 will range between $(1.8) million and $400,000, compared to net income of $974,000 for the three months ended June 30, 2015. The factors that will most significantly determine our actual net (loss)/income within that range include components of operating expenses that can fluctuate from quarter to quarter, such as expenses associated with long term service agreements (for example, for research and development) and variable compensation, as well as reliance on revenue estimates and judgments used in preparing our consolidated financial statements as described in Note 2 (Use of Estimates) of our consolidated financial statements. See the section of this prospectus captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of the components of operating expenses and how they may fluctuate from period to period. We anticipate that adjusted EBITDA for the three months ended June 30, 2016 will range between $(200,000) and $2.0 million, compared to adjusted EBITDA of $1.9 million for the three months ended June 30, 2015. See “Selected Consolidated Financial Data—Adjusted EBITDA” for additional information regarding adjusted EBITDA. We have not provided a reconciliation between estimated adjusted EBITDA and estimated net (loss)/income because we have not yet finalized the specific items required to reconcile between net (loss)/income and adjusted EBITDA.

We are in the process of finalizing our financial results for the three months ended June 30, 2016 and therefore final results are not yet available. These preliminary expectations regarding total revenue, net (loss)/income and adjusted EBITDA are the responsibility of management and are subject to management’s review and to review by our independent registered public accounting firm. Consequently, the results may change and those changes may be material. Our expectations regarding total revenue, net (loss)/income and adjusted EBITDA for the three months ended June 30, 2016 are not necessarily indicative of results expected in future periods.

The above preliminary financial results have been prepared by, and are the responsibility of, our management. PricewaterhouseCoopers LLP has not audited, reviewed, compiled or performed any procedures with respect to these preliminary financial results. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

Risks Associated with Our Business

Our business and ability to execute our strategy are subject to many risks that you should be aware of before you buy our common stock. We describe these risks more fully in the prospectus section captioned “Risk Factors” beginning on page 12. These risks include, among others:

•	if adoption of the RAIN market stalls or develops slower than we expect, our business will suffer;

•	our market is very competitive;

•	our growth prospects depend, in part, on others developing business analytics tools to derive business value from the Item Intelligence the Impinj platform delivers;

•	we rely on third-party distributors, system integrators, VARs, and software solution partners to sell our products;

•	we have limited marketing and sales resources, and because we fulfill through third parties, our visibility to end-user demand is limited and uncertain;

•	we rely on a small number of third parties to manufacture, assemble and test our products and some of our suppliers are sole-source; and

•

our executive officers, directors, principal stockholders, and their affiliates, who after this offering will hold more than 52.4% of our outstanding common stock, will have the ability to control the outcome of matters submitted to our stockholders for approval.

Corporate Information

We were incorporated in Delaware in April 2000. Our principal executive office is located at 400 Fairview Avenue North, Suite 1200, Seattle, Washington 98109. Our telephone number is (206) 517-5300. Our website is www.impinj.com. Information contained in, or that can be accessed through, our website is not a part of, and is not incorporated into, this prospectus.

The Offering

Common stock to be offered	4,800,000 shares

Common stock to be outstanding immediately after this offering	17,810,000 shares (or 18,530,000 shares if the underwriters exercise their option to purchase additional shares in full)

Option to purchase additional shares	720,000 shares

Use of proceeds	We expect to use $5.0 million of the net proceeds from this offering to repay indebtedness under our mezzanine credit facility and the remainder for working capital and other general corporate purposes. We may also use a portion of the net proceeds to acquire, license, and invest in complementary products, technologies or businesses; however, we currently have no agreements or commitments to complete any such transaction. See “Use of Proceeds.”

NASDAQ Global Select Market symbol	“PI”

Risk factors	See “Risk Factors” beginning on page 12 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

The number of shares of our common stock outstanding immediately after this offering is based on 12,918,669 shares of our common stock outstanding as of March 31, 2016, and excludes:

•	1,914,625 shares of common stock issuable upon the exercise of outstanding options, as of March 31, 2016 with a weighted-average exercise price of $3.82 per share;

•

54,537 shares of common stock issuable upon the exercise of options to purchase shares of our common stock which were issued in April and May 2016, with a weighted-average exercise price of $8.64 per share;

•

1,641,106 shares of common stock reserved for future issuance under stock-based compensation plans, including (1) 1,096,234 shares of common stock reserved for issuance under the 2016 Equity Incentive Plan, which became effective one business day prior to the date of this prospectus, and any future automatic increase in shares reserved for issuance in accordance with the terms of such plan; (2) 365,411 shares of common stock reserved for issuance under the 2016 Employee Stock Purchase Plan, and any future automatic increase in shares reserved for issuance in accordance with the terms of such plan; and (3) 179,461 shares of common stock reserved for issuance under the 2010 Equity Incentive Plan as of March 31, 2016, which shares (plus any shares returned due to award termination) will be added to the 2016 Equity Incentive Plan, upon effectiveness of such plan (which reserve does not reflect (a) the options to purchase shares of common stock granted after March 31, 2016 and (b) an increase to the reserve of 500,000 shares of common stock in April 2016);

•

45,128 shares of Series 2 redeemable convertible preferred stock underlying warrants with an exercise price of $9.318 per share (which will convert into warrants to purchase an aggregate of 56,409 shares of common stock in connection with this offering) which exclude shares underlying the warrants described below that are being net exercised in connection with this offering; and

•	25,000 shares of our common stock underlying a warrant with an exercise price of $2.52 per share.

Except as otherwise indicated, all information in this prospectus assumes:

•	a 1-for-12 reverse stock split of our common and preferred stock, which became effective July 8, 2016;

•	the conversion of all our outstanding shares of redeemable convertible preferred stock into an aggregate of 8,522,837 shares of common stock immediately prior to the closing of this offering;

•

no exercise of options or warrants outstanding as of the date of this prospectus, except warrants to purchase 218,523 shares of Series 2 redeemable convertible preferred stock, which will be net exercised automatically for 91,331 shares of common stock;

•	the filing of our amended and restated certificate of incorporation, which will occur immediately prior to the closing of this offering; and

•	no exercise of the underwriters’ option to purchase additional shares.

Summary Consolidated Financial Data

The following table sets forth a summary of our historical financial data as of and for the periods indicated. We derived the summary consolidated statements of operations data for the years ended December 31, 2014 and 2015 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the summary consolidated statements of operations data for the years ended December 31, 2012 and 2013 from our consolidated financial statements not included in this prospectus. We derived the consolidated statements of operations data for the three months ended March 31, 2015 and 2016 and the consolidated balance sheet data as of March 31, 2016 from unaudited interim consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited consolidated financial statements reflect all adjustments, which include normal recurring adjustments, necessary to state fairly our results of operations and financial position. Our historical results are not necessarily indicative of the results that may be expected in the future. The summary of our consolidated financial data set forth below should be read together with the consolidated financial statements and the related notes to those statements included in this prospectus, as well as the sections captioned “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	YEAR ENDED DECEMBER 31,				THREE MONTHS ENDED MARCH 31,
	2012	2013	2014	2015	2015	2016
	(in thousands, except per share amounts)
Consolidated Statements of Operations Data:
Revenue	$42,832	$55,491	$63,763	$78,479	$16,065	$21,631
Cost of revenue(1)	24,454	27,040	30,032	37,505	8,015	10,475

Gross profit	18,378	28,451	33,731	40,974	8,050	11,156
Operating expenses:
Research and development expense(1)	10,517	10,479	13,889	17,005	4,058	5,171
Sales and marketing expense(1)	9,700	9,592	10,662	14,343	3,004	4,922
General and administrative expense(1)	5,872	5,864	6,765	8,025	1,721	2,931
Offering costs(1)	—	—	1,959	—	—	—

Total operating expenses	26,089	25,935	33,275	39,373	8,783	13,024

Income (loss) from operations	(7,711)	2,516	456	1,601	(733)	(1,868)
Interest income (expense) and other, net	(3,060)	(2,183)	(63)	(535)	(153)	(447)

Income (loss) before tax expense	(10,771)	333	393	1,066	(886)	(2,315)
Income tax expense	(96)	(98)	(96)	(166)	(19)	(15)

Net income (loss)	$(10,867)	$235	$297	$900	$(905)	$(2,330)

Net income (loss) attributable to common stockholders:
Basic	$114,349 (3)	$(11,066)	$(11,004)	$(10,401)	$(3,730)	$(5,155)

Diluted	$(15,706)	$(11,066)	$(11,004)	$(10,401)	$(3,730)	$(5,155)

	YEAR ENDED DECEMBER 31,				THREE MONTHS ENDED MARCH 31,
	2012	2013	2014	2015	2015	2016
	(in thousands, except per share amounts)
Net income (loss) per share attributable to common stockholders(2):
Basic	$37.45 (3)	$(3.52)	$(3.30)	$(2.67)	$(1.01)	$(1.21)

Diluted	$(2.19)	$(3.52)	$(3.30)	$(2.67)	$(1.01)	$(1.21)

Weighted-average shares used to compute net income (loss) per share attributable to common stockholders:
Basic	3,053	3,144	3,338	3,893	3,686	4,267

Diluted	7,158	3,144	3,338	3,893	3,686	4,267

Pro forma net income per share attributable to common stockholders(2):
Basic				$0.02		$(0.19)

Diluted				$0.01		$(0.19)

Pro forma weighted-average shares used to compute net income (loss) per share attributable to common stockholders:
Basic				12,416		12,790

Diluted				13,689		12,790

Other Financial Information:
Adjusted EBITDA(4)	$(5,734)	$4,316	$4,918	$4,751	$(13)	$(821)

(1)	Includes stock-based compensation as follows:

	YEAR ENDED DECEMBER 31,				THREE MONTHS ENDED MARCH 31,
	2012	2013	2014	2015	2015	2016
	(in thousands)
Cost of revenue	$46	$45	$49	$31	$13	$5
Research and development expense	377	339	362	305	103	69
Sales and marketing expense	378	148	413	692	144	205
General and administrative expense	387	275	313	150	46	55
Offering costs	—	—	38	—	—	—

Total stock-based compensation expense	$1,188	$807	$1,175	$1,178	$306	$334

(2)

See note 2 of the notes to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculation of our net loss per share attributable to common stockholders—basic and diluted, and our pro forma net income per share attributable to common stockholders—basic and diluted.

(3)

2012 net income (loss) attributable to common stockholders and net income (loss) per share attributable to common stockholders—basic and diluted was impacted by the recapitalization of previously outstanding preferred stock.

(4)	See “Selected Consolidated Financial Data—Adjusted EBITDA” for additional information and a reconciliation of net income (loss) to adjusted EBITDA.

	AS OF MARCH 31, 2016
	ACTUAL	PRO FORMA(1)	PRO FORMA AS ADJUSTED(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$14,822	$14,822	$70,030
Working capital	15,421	15,421	71,222
Total assets	60,530	60,530	114,750
Total long-term debt	23,583	23,583	18,665
Warrant liability	2,811	—	—
Redeemable convertible preferred stock	100,788	—	—
Accumulated deficit	(187,645)	(187,645)	(187,727)
Total stockholders’ equity (deficit)	(89,770)	13,829	73,560

(1)

Reflects the (a) automatic conversion of all outstanding shares of redeemable convertible preferred stock as of March 31, 2016 into an aggregate of 8,522,837 shares of common stock immediately prior to the closing of this offering, (b) conversion of the preferred stock warrants classified as liabilities to common stock warrants, assuming no exercise, and (c) effectiveness of our amended and restated certificate of incorporation immediately prior to the completion of this offering.

(2)

Reflects the pro forma adjustments set forth in the immediately preceding note and (a) the sale and issuance by us of shares of common stock in this offering at the initial price to public of $14.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses, (b) the automatic net exercise of warrants to purchase 218,523 shares of Series 2 redeemable convertible preferred stock which will be net exercised automatically for 91,331 shares of common stock, and (c) the application of such proceeds as described in the section captioned “Use of Proceeds.”

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before making an investment decision, you should carefully consider the risks and uncertainties described below, which we believe are the material risks of our business and this offering. Our business, financial condition, operating results or growth prospects could be harmed by any of these risks. In such an event, the trading price of our common stock could decline, and you may lose all or part of your investment. In assessing these risks, you should also refer to all of the other information contained in this prospectus, including our consolidated financial statements and related notes.

Risks Related to Our Business and Industry

RAIN market adoption is uncertain. If RAIN market adoption does not continue to develop, or develops more slowly than we expect, our business will suffer.

The RAIN market is relatively new and, to a large extent, unproven. RAIN technology and product adoption, including that of the Impinj Platform and Item Intelligence, will depend on numerous factors, including:

•	whether end users embrace the benefits we believe RAIN offers, and if so whether RAIN will achieve and sustain high demand and market adoption;

•	whether end users perceive that the benefits of RAIN adoption outweigh the cost and time to install or replace their existing systems and processes; and

•	whether the technological capabilities of RAIN products and applications meet end users’ current or anticipated needs.

The adoption of RAIN technology and products has historically been slower than anticipated or forecasted by us and industry sources. Our industry has also experienced periods of accelerated adoption that were not sustained. For example, RAIN adoption accelerated in late 2010 and early 2011, but then decelerated, in part, we believe, due to a patent infringement lawsuit filed by Round Rock Research in 2011 against several large retailers and other end users. Round Rock settled with RAIN suppliers in late 2013, however the end users that were parties to the lawsuit did not finalize their settlements with Round Rock until early 2015. Near-term RAIN adoption depends on large organizations with market influence, particularly in the retail industry, continuing to deploy RAIN solutions. Long-term RAIN market growth will depend on adoption by other industries and government agencies. End users and our prospective customers may not be familiar with our products or RAIN in general, or may use other products and technologies to identify, locate, authenticate, engage, track and prevent loss of their items. Additionally, even if prospective customers are familiar with RAIN, our products or Item Intelligence, a negative perception of, or experience with, RAIN or a competitor’s RAIN products may deter them from adopting RAIN or our products. Before they adopt RAIN, businesses, government agencies and other organizations may need education on the benefits of using RAIN in their operations. These educational efforts may not be successful, and organizations may decide that the costs of adopting RAIN outweigh the benefits. Failure of organizations to adopt RAIN generally, and the Impinj Platform specifically, for any reason will hurt the development of our market and, consequently, impair our business and prospects.

Fluctuations in the adoption of RAIN may affect our ability to forecast our future operating results, including revenue, gross margins, cash flows and profitability. Moreover, to ensure adequate inventory supply, we must forecast inventory needs and expenses and place orders sufficiently in advance with our suppliers and contract manufacturers based on our estimates of future demand for particular products. Our failure to accurately forecast demand for RAIN solutions may cause us to experience excess inventory levels or a shortage of products available for sale.

If RAIN adoption by retailers does not continue at the rate we expect, our business will be adversely affected.

The retail apparel industry leads RAIN adoption, and end users in the retail industry were the largest consumers of our products in 2015. We believe the retail industry is a leading indicator of the market adoption of RAIN solutions and if large apparel retailers in particular continue to adopt the Impinj Platform adoption within the retail industry and in other industries will accelerate. As such, the retail industry is our key strategic focus.

If retailers or other early adopters fail to realize demonstrable benefits from RAIN or delay or abandon their deployments, overall RAIN market acceptance may be materially and adversely affected. For example, in July 2012, J.C. Penney Company, Inc. announced plans to tag every item in their stores by February 2013; however, they subsequently stopped the RAIN deployment after experiencing challenging financial results and a change in senior management. Any widespread delay, slowdown or failure by retailers or other organizations to implement RAIN-based systems generally, and our products and the Impinj Platform specifically, will materially and adversely affect our business, operating results, financial condition and long-term prospects.

We have a history of losses and only recently achieved profitability. We cannot be certain that we will increase or sustain profitability in the future.

We have incurred losses since our inception in 2000 and only first became profitable in 2013. Although we had net income of $297,000 and $900,000 for 2014 and 2015, respectively, we had an accumulated deficit of $187.6 million as of March 31, 2016. Our ability to increase or sustain profitability depends on numerous factors, many of which are out of our control, including continued RAIN adoption, our market share and our margins. We expect significant expenditures to support operations, product development, and business and headcount expansion in sales, engineering, and marketing as a public company. If we fail to increase our revenue or manage our expenses, we may not increase or sustain profitability in the future.

Fluctuations in our quarterly and annual operating results may adversely affect our business, prospects and stock price.

You must consider our business and prospects in light of the risks and difficulties we encounter in the uncertain and rapidly evolving RAIN market. Because this market is new and evolving, predicting its future growth rate and size is difficult. The rapidly evolving nature of the markets in which we sell our products, as well as other factors that are beyond our control, reduce our ability to accurately evaluate our future prospects and forecast quarterly or annual performance.

End users drive demand for our products. Because we sell nearly all of our products through channel partners, our ability to determine end-user demand is limited. In addition, we rely on our channel partners to integrate our products with end-user information systems and this integration has been uneven and unpredictable in scope, timing and implementation. In the past, both we and other industry participants have overestimated the RAIN market size and growth rates. To date, we have had limited success in accurately predicting future sales of our products and platform. We expect that for the foreseeable future our visibility into future sales, including both volumes and prices, will continue to be limited. This poor visibility may cause fluctuations in our operating results, particularly on a quarterly basis, that we are unable to predict as well as failure to achieve our expected operating results.

In addition, if tag IC sales (one indicator of market adoption) exceed expectations or if we discount prices to win a particularly large opportunity, our revenue and profitability may be positively affected, but gross margins may be negatively affected depending on product mix for the applicable period. If research analysts or investors perceive such product mix shift negatively, the trading price of our common stock could be adversely affected.

Numerous other factors, many of which are outside our control, may cause or contribute to significant fluctuations in our quarterly and annual operating results. These fluctuations may make financial planning and forecasting difficult. In addition, these fluctuations may result in unanticipated decreases in our available cash, which could negatively affect our business and prospects. Factors that may contribute to fluctuations in our operating results and revenue include:

•	variations in RAIN adoption and deployment delays by end users;

•

fluctuations in demand for our products, the Impinj Platform or Item Intelligence, including by tag manufacturers and other significant customers on which we rely for a substantial portion of our revenue;

•	fluctuations in the available supply of our products;

•	variations in the quality of our products and return rates;

•	declines in selling prices for our products;

•	delays in our product-shipment timing, customer or end-user sales or deployment cycles, or work performed under development contracts;

•	intellectual property disputes involving us, our customers, end users or other participants in our industry;

•	adverse outcomes of litigation or governmental proceedings;

•	timing variability in product introductions, enhancements, services, and technologies by us and our competitors and market acceptance of these new or enhanced products, services and technologies;

•	unanticipated excess or obsolete inventory as a result of supply-chain mismanagement, introduction of new products, quality issues or otherwise;

•	changes in the amount and timing of our operating costs, including those related to the expansion of our business, operations and infrastructure;

•	changes in business cycles or seasonal fluctuations that may affect the markets in which we sell;

•	changes in industry standards or specifications, or changes in government regulations, relating to RAIN, the Impinj Platform, or Item Intelligence;

•	late, delayed or cancelled payments from our customers; and

•	unanticipated impairment of long-lived assets and goodwill.

A substantial portion of our operating expenses are fixed for the short-term, and as a result fluctuations in revenue or unanticipated expenses can have a material and immediate impact on our profitability. The occurrence of any one of these risks could negatively affect our operating results in any particular period, which could cause the price of our common stock to decline.

Our market is very competitive. If we fail to compete successfully, our business and operating results will suffer.

We face significant competition from both established and emerging competitors. We believe our principal current competitors are: in readers and gateways, Zebra Technologies Corporation, Alien Technology Corporation, or Alien; in reader ICs, AMS AG and Phychips Inc.; and in tag ICs, NXP B.V., or NXP, and Alien. Our channel partners, including distributors, system integrators, VARs, and software solution partners, may enter our market and compete with us rather than purchase our products, which would not only reduce our customer base but also increase competition in the market, adversely affecting our operating results, business and prospects. In addition, companies in adjacent markets or newly formed companies may decide to enter our market.

Competition for customers is intense. Because the RAIN market is evolving rapidly, winning customer and end-user accounts at an early stage in the development of the market is critical to growing our business. End users that instead use competing products and technologies may face high switching costs, which may affect our and our channel partners’ ability to successfully convert them to our products. Failure to obtain orders from customers and end users, for competitive reasons or otherwise, will materially adversely affect our operating results, business and prospects.

Some of our competitors have longer operating histories and much greater financial, research and development, marketing and other resources than we have. Consequently, some of these competitors may be able to devote more resources to the development, promotion, sale and support of their products. These competitors may also be able to discount their product pricing, or bundle their products with other products, to gain market share. For example, certain providers could bundle near-field communication, or NFC, products with RAIN products, or could bundle stationary readers with handheld readers. In addition, new competitors could enter the gateway market or develop RAIN platforms or solutions. Larger or more established companies may deliver and directly compete with our Item Intelligence. Smaller companies could launch new products and applications we do not offer and could gain market acceptance quickly. Moreover, consolidation in the RAIN industry could intensify the competitive pressures that we face. Many of our existing and potential competitors may be better positioned than we are to acquire other companies, technologies or products.

Some of our customers have policies requiring diverse supplier bases to enhance competition and maintain multiple RAIN product providers. They do not have an interest in purchasing exclusively from one supplier or promoting a particular brand. Our ability to increase order sizes from these customers and maintain or increase our market share is constrained by these policies. In addition, any decline in quality or availability of our products or any increase in the number of suppliers that such a customer uses may decrease demand for our products and adversely affect our operating results, business and prospects.

We cannot assure you that our products will continue to compete favorably or that we will be successful in the face of increasing competition from new products, or enhancements introduced by our existing competitors, or new companies entering our market. In addition, we cannot assure you that our competitors do not have, or will not develop, processes or product designs that currently or in the future will enable them to produce competitive products at lower costs than ours. Any failure to compete successfully will materially adversely affect our business, prospects, operating results and financial condition.

Downturns in the industries we serve, particularly retail, may adversely affect our business.

Worldwide economic conditions have exhibited significant fluctuations in recent years, and market volatility and uncertainty remain widespread. As a consequence, we and our customers have had extreme difficulty forecasting and planning future business activities accurately. These economic conditions could cause our customers or end users to reduce their capital-expense budgets, which could decrease spending for our products resulting in delayed and lengthened deployment, a decrease in sales or a loss of sales opportunities. The retail industry is subject to volatility, especially during uncertain economic conditions. A downturn in the retail industry in particular may disproportionately affect us because retailers comprise a significant portion of the RAIN end users. We cannot predict the timing, strength or duration of any economic slowdown or recovery, whether global, regional or within specific markets. If the conditions of the general economy or markets in which we operate worsen, our business could be harmed.

If we fail to obtain quality products in adequate quantity and in a timely and cost-effective manner, our operating results and growth prospects will be adversely affected.

We do not own or operate manufacturing facilities. Currently, all our tag ICs are manufactured by Taiwan Semiconductor Manufacturing Company Limited, or TSMC, and primarily post-processed by our subcontractor Stars Microelectronics (Thailand) Public Company Limited, or Stars; all our reader ICs are manufactured by Tower Semiconductors Ltd., or TowerJazz; and all our readers and gateways are manufactured by Plexus Corp., or Plexus, or Western Corporation. We also use subcontractors for post-processing, assembly and testing. We do not control our manufacturers’ or subcontractors’ ability or willingness to meet our supply requirements.

Currently, we do not have long-term supply contracts with TSMC, TowerJazz, Plexus or Western Corporation, and neither they nor our subcontractors are required to supply us with products for any specific period or in any specific quantity. Suppliers can allocate production capacity to other companies’ and reduce deliveries to us on short notice. Our suppliers may allocate capacity to other companies, which could impair our ability to secure sufficient product supply for sale.

We place orders with some of our suppliers five or more months before our anticipated product delivery dates to our customers. We base these orders on our customer-demand forecasts. If we inaccurately forecast this customer demand then we may be unable to obtain adequate and cost-effective foundry or assembly capacity to meet our customers’ delivery requirements, or we may accumulate excess inventory.

Manufacturing capacity may not be available when we need it or at reasonable prices. For example, in 2010 we experienced significant shortages in tag IC delivery from TSMC relative to our submitted purchase orders because of high demand for foundry capacity in the semiconductor industry. Such shortages adversely affected our ability to meet our obligations to our customers and, in some cases, caused customers to cancel orders, qualify alternative suppliers or purchase from our competitors. In response to any future shortages, our customers may act similarly or, alternatively, may overbuy our products, which could artificially inflate sales in near-term periods while leading to sales declines in future periods as our customers consume their accumulated inventory.

At times, our suppliers ask us to purchase excess products to ensure we do not face a subsequent shortage. For example, in the second quarter of 2014, we purchased more ICs from TSMC than required, which affected our available cash for the quarter. If we are unable to sell the additional inventory we purchased, or if we must sell it at lower prices due to obsolescence, our operating results may be adversely affected.

If our suppliers fail to deliver products at reasonable prices or with satisfactory quality levels then our ability to bring products to market and our reputation could suffer. For example, if supplier capacity diminishes, including from a catastrophic loss of facilities or otherwise, we could have difficulty fulfilling our orders, our revenue could decline and our growth prospects could be impaired. We anticipate requiring three to 18 months to transition our assembly services or foundries to new providers. Such a transition would likely require a qualification process by our customers or end users, which could also adversely affect our ability to sell our products and our operating results.

If we are unsuccessful introducing new products and enhancements, our operating results will be harmed.

To keep pace with technology developments, satisfy increasingly stringent end-user requirements and achieve market acceptance, we plan to introduce new products and solutions. We commit significant resources to developing these new products and solutions while improving performance, reliability and reducing costs. For example, we are investing substantial resources to develop and enhance our platform software but do not expect to realize material revenue from this software in the near future. The market for our software is nascent, and we need to create market awareness of its benefits to drive end-user adoption. Creating market awareness includes promoting our software as a useful platform on which end users, software developers, consultants, system integrators and others can develop applications that can deliver tailored functionality and thereby accelerate adoption. We may find that our software does not meet the current or anticipated needs of our channel partners or end users. In addition, we have limited experience developing and selling software products and cannot be certain that our proposed pricing model or sales strategy will be successful. We rely on and must train our channel partners to sell, develop applications for and integrate our software with end users’ systems, but we cannot guarantee that we or they will be successful doing so. We believe that we must continue to dedicate a significant amount of resources to our development efforts to maintain our competitive position. We also cannot be certain that our software will generate revenue from these investments for several years, if it all, or that such revenue will exceed the investment we are committing to develop and deploy our software.

The success of a new or enhanced product is impacted by accurate forecasts of long-term market demand. For example, our xArray gateway is a relatively new product that incorporates enhanced technological features, but we cannot be certain whether demand for xArray will develop as forecasted. We may also fail to anticipate or meet market requirements for new features and functionality. By focusing on certain new products and industries, we may miss opportunities for other products and applications that may be more widely adopted.

In addition, we enter into non-recurring engineering, or NRE, development agreements which typically include initial funding with a requirement for us to meet certain milestones in order to receive additional funding for the

NRE engagement. If we are unable to meet such milestones, we may not realize the full benefits of the NRE engagement.

If we fail to introduce new or enhanced products in a timely fashion to meet our channel partners’ or end-users’ needs or do not achieve the milestones in our NRE engagements then we will lose market share and our revenue and financial condition could be materially adversely affected.

If we are unable to develop new products using new or enhanced technologies, our competitive position will be adversely affected.

In the future, we may not succeed in developing the underlying technologies or processes necessary to create new or enhanced products or license or otherwise acquire these technologies from third parties. We may be unable to develop commercially viable products using new or enhanced technologies, such as more advanced silicon process geometries for ICs or new materials or designs for readers and gateways. The success of a new or enhanced product depends on future technological developments, as well as on various implementation factors, including:

•	our timely and efficient completion of the design process;

•	our timely and efficient implementation of manufacturing, assembly and testing procedures;

•	product performance;

•	product certification;

•	the quality, reliability and selling price of the product; and

•	effective marketing, sales and service.

If we are unable to develop new products or features to compete effectively, our market share will be adversely affected, which would harm our business, financial condition and operating results.

An inability or limited ability of enterprise systems to exploit RAIN information may adversely affect the market for our products.

A successful end-user RAIN deployment requires not only tags and readers or gateways, but integration with information systems and applications that derive business value from tag data. Unless technology providers continue developing and advancing business-analytics tools, and end users install or enhance their information systems and applications to use these tools, deployments of RAIN products and applications could stall. Our efforts to foster development and deployment of these tools by providing software that delivers Item Intelligence could fail. In addition, our guidance to business-analytics tool providers for integrating our products with their tools could prove ineffective.

Solution providers and systems integrators form an essential part of the RAIN market by providing deployment know-how to end users who are unable to deploy RAIN solutions on their own. Our efforts to train and support these solution providers and systems integrators could fail. Further, integrating our products with end-user information systems could prove more difficult or time consuming than we or they anticipate, which could delay deployments. If end users are unable to successfully exploit RAIN data, or if we are unable to support solution providers or systems integrators adequately, or if deployments of our platform are delayed, we could see a material adverse impact on our business, operating results, financial condition or prospects.

Our reliance on a small number of customers could adversely affect our business and operating results.

We sell our tag ICs direct, primarily to inlay and tag original equipment manufacturers, or OEMs, and original design manufacturers, or ODMs. In 2015, sales to Avery Dennison Corporation, or Avery, Shang Yang RFID Technology Yangzhou Co. Ltd., or Shang Yang, and Smartrac NV, or Smartrac, accounted for 23%, 22% and

20% of our tag IC revenue, and 16%, 15% and 14% of our total revenue, respectively. We sell our reader ICs primarily through distribution to reader OEMs and ODMs. In 2015, distributor sell-thru to our top two reader IC partners each accounted for 23% of our reader IC revenue, but neither accounted for more than 10% of our total revenue. We sell our readers and gateways primarily through distribution to VARs and system integrators, or SIs. In 2015, we had one distributor, BlueStar, Inc., that accounted for 39% of our readers and gateway revenue and 10% of our total revenue, but no end customer accounted for more than 10% of our total revenue. We have experienced in the past and may again experience in the future purchasing delays or disruptions by some of these channel partners due to conditions within their organizations that are independent of market demand for our products or the RAIN market generally. Although our strategy is to diversify our channel-partner base by pursuing increased orders from smaller partners, add new partners, and increase end-user pull for our products from their diverse customer base, we cannot assure you we will succeed in doing so. The number of tag manufacturers may decrease by consolidation or otherwise. Even if we are successful in obtaining and retaining new channel partners, our small number of existing large tag manufacturers, reader and gateway OEMs and distributors may continue to account for a substantial portion of our future sales. Changes in markets, channel partners, end-user customers, products, negative economic or financial developments, or poor or limited credit availability may adversely affect the ability of our tag manufacturers, reader and gateway OEMs and distributors to bring our products to market.

Our future performance will depend, in part, on our ability to attract new tag manufacturers, reader and gateway OEMs and distributors that use, market and support our products effectively, especially in market segments where we have not sold products previously. If we cannot retain our current tag manufacturers, reader and gateway OEMs and distributors or establish new relationships, our business, financial condition and operating results could be harmed. In addition, our competitors’ strategic relationships with or acquisitions of these tag manufacturers, reader and gateway OEMs or distributors could disrupt our relationships with them. Any such disruption could impair or delay our product sales to end users and increase our costs of distribution, which could adversely affect our sales or operating results.

Our reliance on distributors, system integrators, VARs and software solution providers to sell and distribute our products to end users could harm our business and revenue.

We rely on our partner ecosystem to sell and distribute our products to end users. Our revenue depends on their ability to successfully market, sell, install and provide technical support for the solutions in which our products are integrated or to sell our products on a stand-alone basis. Our revenue will decline if our channel partners fail. Further, faulty or negligent implementation and installation of our products by systems integrators may harm our reputation.

Because we fulfill through channel partners, our ability to determine end-user demand is constrained. End users drive demand for our products and because we are often at least one step removed from these end users, we may be unable to rectify damage to our reputation caused by our channel partners who have more direct contact with these end users. For strategic or other reasons, our channel partners may choose to prioritize the sale of our competitors’ products over our products. Furthermore, some of our channel partners may offer some products that compete with our products and may limit sales of our competing products. If reader IC OEMs are unable to obtain components for products in which our products are included, our product sales could be adversely affected. If our distributors, system integrators, VARs or software solution providers are unable to sell an adequate amount of our products in a given quarter or if they choose to decrease their inventories of our products for any reason, our sales to these channel partners and our revenue will decline.

Many of our channel partners provide us with customer referrals and cooperate with us in marketing our products; however, our relationships with them may end at any time. If we fail to successfully manage our relationships with our channel partners, our ability to sell our products into new industries and to increase our penetration into existing industries may be impaired and our business will be harmed.

If our channel partners do not properly forecast end users’ demand for our products then they may carry excess product inventory, which could adversely affect our revenue and operating results.

If some or all of our channel partners purchase more of our products than they need to satisfy end-user demand in any particular period, inventories held by the channel partners will grow during that period. The channel partners are then likely to reduce future orders until they realign inventory levels with end-user demand, which could adversely affect our product revenue in a subsequent period. Distributors may also return our products in exchange for other products, subject to time and quantity limitations. Our reserve estimates for products stocked by our distributors are based principally on reports provided to us by our distributors, typically on a monthly basis. To the extent this resale and channel-inventory information is inaccurate or we do not receive it in a timely manner, we may not be able to make accurate reserve estimates for future periods, which could adversely affect our operating results.

Our growth strategy depends in part on the success of strategic relationships with third parties and their continued performance and alignment.

To continue our growth, we are investing in our relationships with system integrators, VARs and software solution providers that have product offerings that complement our platform and through which we will fulfill sales. Our business will be harmed if we fail to successfully develop and implement such strategic relationships. For example, operating results may suffer if our efforts towards developing our go-to-market relationships consume resources and incur costs, but do not result in a commensurate increase in revenue. In addition, such relationships may involve exclusivity provisions, additional levels of distribution, discount pricing or investments in other companies. The cost of developing and maintaining such relationships may go unrecovered or unrewarded and our efforts may not generate a correspondingly significant increase in revenue.

Selling prices of our products could decrease substantially, which could have a material adverse effect on our revenue and gross margins.

Historically, our market has experienced price erosion. The average selling prices, or ASPs, of our products has decreased as the RAIN market has developed. We may experience substantial fluctuations in future operating results due to further ASP reductions.

From time-to-time we have reduced the selling price of our products due to competitive pressures, to encourage adoption, to address macroeconomic conditions and for other reasons. We expect to do so again in the future. If we are unable to offset ASP reductions with increased sales volumes or reduced product costs then our revenue and gross margins will suffer. Further, our customers may be slow to migrate to new, higher margin products. Some competitors have significantly greater resources than we have and may be better able to absorb the negative impact on operating results as a result of such trends.

Rapid market innovation, which we continue to experience, can drive intense pricing pressure, particularly for older products or products using older technology. Short product life cycles cause our channel partners and end users to replace older products with newer ones on a regular basis. When demand for older products declines, ASPs may drop, in some cases precipitously. To profitably sell our products we must continually improve our technology, processes, and reduce costs in line with the lower selling prices. If we and our third-party suppliers and manufacturers cannot advance process technologies or improve efficiencies to a degree sufficient to maintain required margins, we may not be able to sell our products profitably. Should our cost reductions fail to keep pace with reductions in market prices, our business, financial condition and operating results will be materially adversely affected.

Changes in our product mix could cause our overall gross margin to decline, adversely affecting our operating results and financial condition.

We cannot assure you that we will be able to maintain our historical gross margins. Our gross margins depend strongly on product mix. A shift in sales mix away from our higher margin products to lower margin products will adversely affect our gross margins. A majority of our revenue is generated by sales of our tag ICs, which have lower gross margins than our other products, and we expect tag IC revenue to increase as a percentage of our total revenue over time. If tag IC revenue continues to grow relative to our other products, our company-wide gross margin will decline. NRE developments generally also have a higher margin than tag ICs, and their impact on our gross margin may vary. For example, in the second half of 2013 and first half of 2014 we generated a substantially larger percentage of our revenue from NRE engagements, which resulted in a higher gross margin for such periods. Additionally, competitive alternatives to our products, overall increased competition, weaker than expected demand and other factors may lead to lower prices, revenue and margins in the future, adversely affecting our operating results and financial condition.

We generate most of our revenue from our tag ICs, and a decline in sales of these products could adversely affect our operating results and financial condition.

We derive, and expect to continue to derive, a majority of our product revenue from our tag ICs. In addition, the continued adoption of our tag ICs derives in part from our ability to sell our reader ICs, readers and gateways. We are particularly vulnerable to fluctuations in demand for our tag ICs, and if demand for them declines, our business and operating results will be adversely affected.

Our products must meet exacting technical and quality specifications. Defects, errors or interoperability issues with our products, or the failure of our products to operate as expected, could affect our reputation, result in significant costs to us and impair our ability to sell our products.

Our products may contain defects or errors or may not operate as we or our channel partners or end-user customers expect, which could materially and adversely affect our reputation, result in significant costs to us and impair our ability to sell our products in the future. Our products must meet demanding specifications for quality, performance and reliability. Our products are highly technical and designed to be deployed in large, complex systems under a variety of conditions. Channel partners and end users may discover errors, defects or incompatibilities only after deploying our products. For example, harsh environments or radio-frequency interference may negatively affect gateway performance. In addition, our channel partners or end users may experience compatibility or interoperability issues between our products and their enterprise software systems or networks, or between our products and other RAIN products they may use.

We may experience quality problems with our products combined with or incorporated into products from other vendors, such as tags produced by our tag manufacturers using our tag ICs, readers or gateways assembled by OEMs using our reader ICs. We may have difficulty identifying and correcting the source of problems when third parties are combining, incorporating or assembling our products.

If we are unable to fix errors or other problems, we could experience:

•	loss of customers or customer orders;

•	lost or delayed market acceptance and sales of our products;

•	loss of market share;

•	damage to our brand and reputation;

•	impaired ability to attract new customers or achieve market acceptance;

•	diversion of development resources;

•	increased service and warranty costs;

•	replacement costs;

•	legal actions by our customers; and

•	increased insurance costs.

Although our agreements typically contain provisions that purport to limit our liability for damages resulting from defects in our products, such limitations and disclaimers may not be enforceable or otherwise effectively protect us from claims. We may be required to indemnify our customers against liabilities arising from defects in our products or in their solutions that incorporate our products. These liabilities may also include costs incurred by our channel partners or end users to correct problems or replace our products.

The costs we incur correcting product defects or errors may be substantial and could adversely affect our operating results. Although we test our products for defects or errors prior to product release and during production, our customers still occasionally catch defects or errors that we miss. Such defects or errors have occurred in the past and may occur in the future. To the extent product failures are material, they could adversely affect our business, operating results, customer relationships, reputation and prospects. Also, we assert that our products conform to the UHF Gen2 protocol. Compatibility issues between our products and the protocol, or among different products that each nominally conform to the protocol, could disrupt our customers’ operations, hurt our customer relations and materially adversely affect our business and prospects.

We will lose market share and may not be successful if end users or customers do not design our products into their products and systems.

End users often undertake extensive pilot programs or qualification processes prior to placing orders for large quantities of our products, in particular for gateway products, because these products must function as part of a larger system or network or meet certain other specifications. We spend significant time and resources to have our products selected by a potential end user or customer, which is known as a “design-in.” In the case of gateway products, a “design-in” means that the gateway product has been selected to be designed into the end user’s system and, in the case of a tag, may mean the tag has met certain unique performance criteria established by the end user or customer. If we fail to develop new products that adequately or competitively address the needs of potential end users, they may not select our products to be designed into their systems, which could adversely affect our business, prospects and operating results.

Our business is dependent upon our brand recognition and reputation, and if we fail to maintain or enhance our brand recognition or reputation, our business could be harmed.

We believe that maintaining and enhancing our brand and our reputation are critical to our relationships with our customers and end users and to our ability to attract new customers and end users. We also believe that our brand and reputation will be increasingly important as competition in our market continues to develop. Our success in this area will depend on a wide range of factors, some of which are beyond our control, including the following:

•	the efficacy of our marketing efforts;

•	our ability to continue to offer high-quality, innovative and defect-free products;

•	our ability to maintain the security and privacy of our customer’s sensitive and proprietary information;

•	our ability to retain existing customers and obtain new customers;

•	our ability to maintain high customer satisfaction;

•	the quality and perceived value of our products;

•	our ability to successfully differentiate our products from those of our competitors;

•	actions of competitors and other third parties; and

•	positive or negative publicity.

If our brand promotion activities are not successful, our operating results and growth may be harmed.

Furthermore, negative publicity, whether or not justified, relating to events or activities attributed to us, employees, channel partners or others associated with any of these parties, may tarnish our reputation and reduce the value of our brand. Damage to our reputation and loss of brand equity may reduce demand for our products and platform and have an adverse effect on our business, operating results and financial condition. Moreover, any attempts to rebuild our reputation and restore the value of our brands may be costly and time consuming, and such efforts may not ultimately be successful.

If we are unable to protect our intellectual property then our business could be adversely affected.

Our success depends in part upon our ability to obtain, maintain and enforce patents, trade secrets, trademarks and other intellectual property rights and to operate without infringing on the proprietary rights of others or having third parties infringe, misappropriate or circumvent the rights we own or license. We rely on a variety of intellectual property rights, including patents in the United States and copyrights, trademarks and trade secrets in the United States and foreign countries. Because most RAIN products are used in or imported into the United States, we have historically focused on filing U.S. patent applications. We have filed a small number of foreign patent applications, but do not yet have any issued or allowed patents in any foreign country. By seeking patent protection primarily in the United States, our ability to assert our intellectual property rights outside the United States is limited. We have registered trademarks and domain names in selected foreign countries where we believe filing for such protection is appropriate. Regardless, some of our products and technologies may not be covered adequately by any patent, patent application, trademark, copyright, trade secret or domain name.

We cannot guarantee that:

•

any of the patents, trademarks, copyrights, trade secrets or other intellectual property rights we presently employ in our business will not lapse or be invalidated, circumvented, challenged or abandoned;

•	our intellectual property rights will provide competitive advantages to us;

•	our ability to assert our intellectual property rights against potential competitors or to settle current or future disputes will not be limited by our agreements with third parties;

•	any of our pending or future patent applications will be issued or have the coverage we originally sought;

•	our intellectual property rights will be enforced, particularly in jurisdictions where competition may be intense or where legal protections may be weak;

•	we will not lose the ability to assert our intellectual property rights against, or to license our technology to, others and collect royalties or other payments; or

•

we will retain the right to ask for a royalty-bearing license in relation to ratification of a standard for which we participate in the standards process if we fail to file an intellectual property declaration pursuant to such standards process.

In addition, our competitors or others may design around our patents or protected technologies. Effective intellectual property protection may be unavailable or more limited in one or more relevant jurisdictions relative to those protections available in the United States. If we pursue litigation to assert our intellectual property rights, an adverse decision in any legal action could limit our ability to assert our intellectual property rights, limit the value of our technology or otherwise negatively impact our business, financial condition and operating results.

Monitoring unauthorized use of our intellectual property is difficult and costly. Unauthorized use of our intellectual property may have already occurred or may occur in the future. Our failure to identify unauthorized use or otherwise adequately protect our intellectual property could adversely affect our business. Moreover, any litigation could be time consuming, and we could be forced to incur significant costs and divert our attention and the efforts of our employees, which could, in turn, result in lower revenue and higher expenses.

Some of our know-how or technology is not patented or patentable and may constitute trade secrets. To protect our trade secrets, we have a policy of requiring our employees, consultants, advisors and other collaborators to enter into confidentiality agreements. We also rely on customary contractual protections with our channel partners, suppliers and end users, and we implement security measures intended to protect our trade secrets, know-how or other proprietary information. However, we cannot guarantee we have entered into appropriate agreements with all parties that have had access to our trade secrets, know-how or other proprietary information. We also cannot assure you that those agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure. Our trade secrets, know-how or other proprietary information could be obtained by third parties as a result of breaches of our physical or electronic security systems or our suppliers, employees or consultants could assert rights to our intellectual property.

Finally, our use of overseas manufacturers may involve particular risks. The intellectual property protection in countries where our third-party contractors operate is weaker than in the United States. If the steps we have taken and the protection provided by law do not adequately safeguard our intellectual property rights then we could suffer losses in profits due to the sales of competing products that exploit our intellectual property rights.

We may face claims of intellectual property infringement which could be time consuming, costly to defend or settle, result in the loss of significant rights, and adversely affect RAIN adoption generally.

Many companies in our industry hold large numbers of patents and other intellectual property rights and may vigorously pursue, protect and enforce their intellectual property rights. We have in the past, and may in the future, receive invitations to license patent and other intellectual property rights to technologies that are important to our business. We may also receive assertions against us, our channel partners or end users claiming that we or they infringe patent or other intellectual property rights. Claims that our products, processes, technology or other aspects of our business infringe third-party intellectual property rights, regardless of their merit or resolution, could be costly to defend or settle and could divert the efforts and attention of our management and technical personnel. If we decline to accept an offer, the offering party may allege that we infringe such patents, which could result in litigation.

Intellectual property disputes affecting our industry may adversely affect RAIN adoption. For example, in 2011 Round Rock Research filed lawsuits against 11 end users, including Walmart and Macy’s, for patent infringement in the RAIN products these retailers use. We believe these lawsuits materially and adversely affected demand for our products by retailers and others from 2011 to 2014. In 2013, Round Rock Research entered into licensing settlement agreements with a substantial number of RAIN vendors, including us; in early 2015, they reached a settlement agreement with the last of the end-user defendants. We, our channel partners, suppliers or end users could be involved in similar disputes in the future which would materially and adversely affect our operating results and growth prospects.

On May 31, 2016, Adasa Inc. filed a lawsuit in the U.S. District Court for the District of Oregon against us and we understand that it filed similar lawsuits against Alien and NXP. The complaint against us alleges that our Monza 6 tag ICs infringe U.S. Patent No. 9,272,805, which was issued on March 1, 2016, because such tag ICs allegedly use multi-vendor chip-based serialization. The complaint seeks both damages and a permanent injunction against us. Based upon our preliminary investigation of the patent identified in the complaint, we do not believe that our products infringe valid or enforceable claims, if any, of this patent. Nevertheless, litigation is inherently uncertain and any judgment entered against us or any adverse settlement could adversely impact operating results. In addition, the costs associated with any actual, pending or threatened litigation could negatively impact our operating results regardless of the actual outcome.

Many of our agreements require us to indemnify and defend our channel partners and end users from third-party infringement claims and pay damages in the case of adverse rulings. Moreover, we may not know whether we are infringing a third party’s rights due to the large number of RAIN-related patents or to other systemic factors. For example, patent applications in the United States are maintained in confidence for up to 18 months after filing or, in some instances, for the entire time prior to patent issuance. Consequently, we may not be able to account for such rights until after publication. Competitors may also have filed patent applications or received patents and may obtain additional patents and proprietary rights that block or compete with our patents. Claims of this sort could harm our relationships with our channel partners or end users and might deter future customers from doing business with us. We do not know whether we will prevail in any such future proceedings given the complex technical issues and inherent uncertainties in intellectual property litigation. If any pending or future proceedings result in an adverse outcome then we could be required to:

•	cease the manufacture, use or sale of the infringing products, processes or technology;

•	pay substantial damages for infringement;

•	expend significant resources to develop non-infringing products, processes or technology;

•	license technology from the party claiming infringement, which license may not be available on commercially reasonable terms, or at all;

•	cross-license our technology to a competitor to resolve an infringement claim, which could weaken our ability to compete with that competitor; or

•	pay substantial damages to our channel partners or end users to cause them to discontinue their use of, or replace, infringing products with non-infringing products.

Any of the foregoing results could have a material adverse effect on our business, financial condition and operating results.

We have limited visibility into the length of the sales and deployment cycles for our products.

Because we have limited sales history for our products, we have limited visibility into the lengths of the product sales and deployment cycles, and from time-to-time these cycles have been longer than we anticipated. For new types of products, such as our xArray gateway or ItemSense software, our visibility into the sales and deployment cycle lengths is even more limited. Numerous factors can contribute to uncertainties in the cycle lengths, including the time channel partners and end users spend evaluating our products and our time educating them on the products’ benefits. The length and uncertain timing of the sales and deployment cycles can lead to delayed product orders. In anticipation of product orders, we may incur substantial costs before the sales cycle is complete and before we receive any customer orders or payments. If a sale is not completed or is cancelled or delayed, we may incur substantial expenses, which could hinder our ability to achieve or maintain profitability or otherwise negatively affect our financial results.

We are subject to order and shipment uncertainties. Inaccuracies in our estimates of end-customer or channel-partner demand and product mix could negatively affect our inventory levels, sales and operating results.

We derive revenue primarily from purchase orders rather than from long-term purchase commitments. To ensure product availability, we typically manufacture from channel-partner forecasts in advance of received purchase orders. Because the RAIN-solutions market is relatively new, many of our channel partners have difficulty accurately forecasting their product requirements and estimating the timing of their new product introductions, which ultimately affects demand for our products. In some cases we build products according to our demand estimates, which requires us to make forecast assumptions. Demand uncertainties, by our channel partners and us, cause significant forecast inaccuracies. Further, our channel partners can cancel purchase orders or defer product shipments, in some cases with little or no advance notice to us. Additionally, we sometimes receive soft commitments for larger order sizes which do not materialize. Because of these reasons, and because we fulfill through channel partners, our visibility into end-user demand is limited, which may adversely affect our ability to plan purchases or manufacturing.

Our estimates of channel-partner and end-user demand have historically been inaccurate. Some of the inaccuracies have been material, leading to excess inventory with associated costs or product shortages with its concomitant loss of revenue and gross margin. For example, we believe our 2014 operating results were adversely affected when some retail apparel end users delayed their tag purchases as the result of unexpected extended patent litigation negotiations between certain domestic end users and Round Rock Research. We may experience similar forecasting inaccuracies in the future.

When we release new products we may carry higher inventories or have slower inventory turnover depending on our ability to anticipate market acceptance. High inventory levels and increased obsolescence could result in unexpected expenses or increases in reserves that could adversely affect our business, operating results and financial condition. If we underestimate customer demand or if sufficient manufacturing capacity is unavailable, we could miss revenue opportunities, potentially lose market share and damage our customer relationships. Any significant product-order cancellations or deferrals or the return of previously sold products could materially and adversely impact our profit margins, increase our write-offs due to product obsolescence and restrict our ability to fund our operations.

If we do not successfully attract and complete custom engineering projects, our products’ market adoption could be delayed and our market position compromised.

To extend our products’ capabilities and reach, and to encourage market adoption, we may perform NRE product, tool or software developments. If we do not successfully complete our NRE projects then our customer relationship could deteriorate and we could lose business and opportunities to expand our market. Because NRE-based developments can take more than a year to complete, our time to product revenue can be long. Additionally, a customer may choose to cancel or delay the development, reducing potential revenue. In addition, we compete with other companies to win these NRE engagements and, in the future, we may not be able to compete successfully. Some developments grant time-bounded exclusivity to the customer who paid for the NRE engagement, which may limit our ability to capitalize on the knowledge and experience we gain in connection with the NRE engagement. If a competitor develops and markets a similar product that we are unable to compete due to the time-bounded exclusivity then we could lose business, market share and revenue opportunities.

We are subject to risks inherent in foreign operations, including social, political and economic flux and compliance with additional U.S. and international laws, including those related to anti-bribery and anti-corruption, and may not be able to successfully maintain or expand our international operations.

In 2015, 73% of our total revenue was derived from sales outside the United States. We anticipate growing our business, in part, by continuing to expand our international operations, which involves a variety of risks, including:

•	changes, some unexpected or unanticipated, in regulatory requirements, taxes, trade laws, tariffs, export quotas, custom duties or other trade restrictions;

•	lack of established, clear, or fairly implemented standards or regulations with which our products must comply;

•	greater difficulty in enforcing contracts, judgments and arbitration awards in international courts, and in collecting accounts receivable and longer payment and collection periods;

•	difficulty in supporting and localizing our international products;

•	different or unique competitive pressures as a result of, among other things, the presence of, or preference for, local businesses and market players;

•	challenges in managing employees, some foreign nationals, over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs;

•	limited or unfavorable intellectual property protection;

•	misappropriation of our intellectual property;

•	inflation and fluctuations in foreign-currency exchange rates and interest rates;

•	withholding taxes or other taxes, or changes thereof, on our foreign income;

•	restrictions, or changes thereof, on foreign trade or investment, including currency exchange controls;

•	changes in a country’s or region’s political, regulatory, legal or economic conditions;

•	political uncertainty, strife, unrest, or conflict;

•	differing regulations with regard to maintaining operations, products and public information;

•	inequities or difficulties obtaining or maintaining export and import licenses;

•	differing labor regulations, including where labor laws may be more advantageous to employees than in the United States;

•	restrictions on earnings repatriation;

•

corrupt or unethical practices in foreign jurisdictions that may subject us to exposure under applicable anti-corruption and anti-bribery laws such as the Foreign Corrupt Practices Act or and the United Kingdom Bribery Act of 2010 or U.K. Bribery Act; and

•	regulations, and changes thereof, relating to data privacy and the unauthorized use of, or access to, commercial and personal information, particularly in Europe.

Various foreign regulatory or other governmental bodies may issue rulings that invalidate prior laws, regulations, or legal frameworks in manners that may adversely impact our business. The European Court of Justice in October 2015 issued a ruling immediately invalidating the U.S.-EU Safe Harbor Framework, which facilitated personal data transfers to the United States in compliance with applicable EU data protection laws. EU and U.S. political authorities reached political agreement on February 2, 2016, regarding the U.S.-EU Privacy Shield, which would provide a new mechanism for companies to transfer EU personal data to the United States. It is unclear, however, whether the U.S.-EU Privacy Shield will be formally adopted or whether it will be appropriate for us to rely upon the U.S.-EU Privacy Shield. While we do not rely upon the U.S-EU Safe Harbor Framework to transfer EU personal data to the U.S., and it is unclear that we would make use of the U.S.-EU Privacy Shield, were it to be formally implemented, there is significant regulatory uncertainty surrounding the future of data transfers from the European Economic Area to the United States. In addition, the European Commission recently adopted a new data protection regulation, effective in May 2018, that will impose more stringent data protection requirements than the present regulatory regime in the European Union and provide for greater penalties for noncompliance.

We opened an office in Shanghai, China in 2011. We are exposed to risks associated with changes in the laws and policies governing Chinese operations and, to a lesser extent, changes in U.S. laws and regulations relating to foreign trade and investment. To date, legal, policy or regulatory changes have not had a material adverse effect on our business or financial condition, but we cannot assure you they will not in the future. We may experience increased costs for, or significant impact to, our Chinese operations in the event of changes in Chinese government policies or political unrest or unstable economic conditions in China. The nationalization or other expropriation of private enterprises by the Chinese government could result in total loss of our China investment. Any of these matters could materially and adversely affect our business and results of operations.

Failure to comply with anti-corruption and anti-bribery laws in our foreign activities could subject us to penalties and other adverse consequences. Anti-corruption and anti-bribery laws generally prohibit companies and their employees and intermediaries from making payments to foreign officials for the purpose of obtaining or keeping business, securing an advantage or directing business to another person, and require companies to maintain accurate books and records and a system of internal accounting controls. Under the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, U.S. companies may be held liable for corrupt actions taken by directors, officers, employees, agents, or other strategic or local partners or representatives. If we, our intermediaries or our solution providers, system integrators, OEMs, VARs, distributors, tag manufacturers, and other channel partners fail to comply with FCPA requirements or similar legislation, government authorities in the United States and elsewhere could seek to impose civil or criminal fines and penalties which could have a material adverse effect on our business, operating results and financial conditions. Moreover, China is an area of heightened exposure regarding compliance with anticorruption laws such as the FCPA and the U.K. Bribery Act. We intend to increase our international sales and business there and, as such, our risk of violating laws such as the FCPA or U.K. Bribery Act also increases.

We have limited experience marketing, selling and supporting our products and services abroad and may not be able to increase or maintain international market demand for our products. In addition, regulations or standards adopted by other countries may require us to redesign existing products or develop new products for those countries. For example, foreign governments may impose regulations or standards with which our current products do not comply, or may require operation in frequency bands in which our products do not operate. Furthermore, if we are unable to expand international operations in a timely and cost-effective manner in response to increased demand, we could miss sales opportunities and our revenue may decline, adversely affecting our operating results, business and prospects. If we invest substantial time and resources but are unable to expand our international operations successfully and in a timely manner, our business, prospects and operating results will suffer.

We generally conduct our China operations through a wholly owned subsidiary. We generally report our taxable income in worldwide jurisdictions based on our business operations in those jurisdictions. The relevant taxing authorities may disagree with our determinations as to the income and expenses attributable to the jurisdiction or subsidiary. In the event of a disagreement, if our position was not sustained, we could be required to pay additional taxes, interest and penalties, which could result in tax charges, higher effective tax rates, reduced cash flows and lower overall profitability.

Significant U.K. or European developments stemming from the U.K.’s referendum on membership in the European Union could have a material adverse effect on us.

On June 23, 2016, the United Kingdom held a referendum and voted in favor of leaving the European Union. This has created political and economic uncertainty, particularly in the United Kingdom and the European Union, and this uncertainty may last for years. Our business in the United Kingdom, the European Union, and worldwide could be affected during this period of uncertainty, and perhaps longer, by the impact of the United Kingdom’s referendum. There are many ways in which our business could be affected, only some of which we can identify as of the date of this prospectus.

The referendum, and the likely withdrawal of the United Kingdom from the European Union it triggers, has caused and, along with events that could occur in the future as a consequence of the United Kingdom’s withdrawal, including the possible breakup of the United Kingdom, may continue to cause significant volatility in global financial markets, including in global currency and debt markets. This volatility could cause a slowdown in economic activity in the United Kingdom, Europe or globally, which could adversely affect our operating results and growth prospects. In addition, our business could be negatively affected by new trade agreements between the United Kingdom and other countries, including the United States, and by the possible imposition of trade or other regulatory barriers in the United Kingdom. Furthermore, we currently operate in Europe through an Impinj subsidiary based in the United Kingdom, which currently provides us with certain operational, tax and other benefits. The United Kingdom’s withdrawal from the European Union could adversely affect our ability to realize those benefits and we may incur costs and suffer disruptions in our European operations as a result. These possible negative impacts, and others resulting from the United Kingdom’s actual or threatened withdrawal from the European Union, may adversely affect our operating results and growth prospects.

We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in international markets.

The U.S. and various foreign governments have imposed controls, export license requirements and restrictions on the import or export of certain products, technologies and software. We must export our products in compliance with U.S. export controls, including the Commerce Department’s Export Administration Regulations and various economic and trade sanctions established by the Treasury Department’s Office of Foreign Assets Controls. We may not always be successful in obtaining necessary export licenses, and our failure to obtain required import or export approval for our products or limitations on our ability to export or sell our products imposed by these laws may harm our international and domestic sales and adversely affect our revenue. Noncompliance with these laws could have negative consequences, including government investigations, penalties and reputational harm.

Changes in our products or changes in export, import and economic sanctions laws and regulations may delay our introduction of new products in international markets, prevent our customers from deploying our products internationally or, in some cases, prevent the export or import of our products to or from certain countries altogether. While we are not aware of any current or proposed export or import regulations that will materially restrict our ability to sell our products, any change in export or import regulations or legislation, shift or change in enforcement, or change in the countries, persons or technologies targeted by these regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations. In such event, our business and results of operations could be adversely affected.

Political unrest, as well as changes in the political, social, business or economic conditions in Thailand, could harm our business, financial condition and operating results.

We post-process many of our IC wafers, including testing, dicing and other wafer operations, using subcontractors in Bangkok, Thailand. Deterioration in the political, social, business and economic conditions in Thailand could have a material effect on our business. Thailand has experienced ongoing political and social upheaval over the past two decades, such as in May 2014 when the Royal Thai Army staged a military coup, banned demonstrations and enforced monitoring of civilian activities. In August 2014, Thailand’s national assembly appointed the coup leader as prime minister. We do not know what direction the political situation may take or if subsequent issues will affect us. Any changes to tax regimes, laws, exchange controls or political action in Thailand may harm our business, financial condition and operating results.

Instability in Thailand could prevent wafer shipments from entering or leaving the country and disrupt our ability to test or post-process wafers in Thailand. In such an event, we could be forced to transfer our testing and dicing activities to more stable, and potentially more costly, regions and find alternative sources for testing and dicing, which could harm our business, financial condition and operating results.

Intellectual property licensing from or to others, including competitors, may subject us to requirements or limitations that could adversely affect our business and prospects.

We have intellectual property license agreements that give us access to certain patents and intellectual property of others. We have not licensed our patents or intellectual property to others except as necessary for our customers to practice their business using our products and as required pursuant to agreements we have entered into in connection with our participation in the development of GS1 EPCglobal protocols and International Standards Organization, or ISO, standards. In the course of our participation in the development of GS1 EPCglobal protocols, including UHF Gen2, UHF Gen2 V2, tag data standards, or TDS, low-level reader protocol, or LLRP, and others, we have agreed to license on a royalty-free basis those of our patents that are necessarily infringed by the practice of these protocols to other GS1 EPCglobal members, subject to reciprocal royalty-free rights from those other members. Because it may not be clear whether a member’s intellectual property is necessary or optional to the practice of a protocol, disputes could arise among members, resulting in our inability to receive a license on royalty-free terms. Further, some GS1 EPCglobal members declined to provide licenses to some of their intellectual property under royalty-free terms, instead choosing reasonable and non-discriminatory, or RAND, terms. Disputes or confusion may arise about whether we may invoke our necessary intellectual property if these members choose to assert their RAND intellectual property, potentially causing or at least complicating any ensuing litigation and harming our business, financial condition and operating results.

In the course of our participation in the development of certain ISO standards we have agreed to grant to all users worldwide a license to those of our patents that are necessarily infringed by the practice of those standards, including at frequencies other than UHF, on RAND terms, again subject to reciprocity. As a result, we are not always able to limit to whom and, to a certain extent, on what terms we license our technologies, and our control over and our ability to generate licensing revenue from some of our technologies may be limited. We may choose to license our patents or intellectual property to others in the future. We cannot guarantee that any patents and technology that we provide in such future licenses will not be used to compete against us.

We rely on third-party license agreements; impairment of those agreements may cause production or shipment delays that could harm our business.

We have licensing agreements with other entities for patents, software and technology used in our manufacturing operations and products. For example, we license tools from design-automation software vendors to design our silicon products. Third-party licenses for patents, software and other technology important to our business may not continue to be available on commercially reasonable terms, if at all. Loss of any such licenses could cause significant manufacturing interruptions, delays or reductions in product shipments until we can develop, license, integrate, and deploy alternative technologies, if even possible, which would materially harm our business and operating results.

Our use of open-source software may expose us to additional risks and harm our intellectual property.

Our products, processes and technology sometimes use or incorporate software that is subject to an open-source license. Open-source software is typically freely accessible, usable and modifiable, and is made available to the general public on an “as-is” basis under the terms of a non-negotiable license. Use and distribution of open-source software may entail greater risks than use of third-party commercial software. Certain open-source software licenses require a user who intends to distribute the open-source software as a component of the user’s software to disclose publicly part or all of the user’s source code. In addition, certain open-source software licenses require the user of such software to make derivative works of the open-source code available to others at low or no cost. Consequently, open-source licensing can subject our previously proprietary software to open-source licensing terms, which could enable our competitors to create similar offerings with lower development effort and time and ultimately could result in a loss of sales. In addition, open-source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of their code, opening us to business risks that could materially harm our operating results.

We may face claims alleging noncompliance with open-source license terms or infringement or misappropriation of proprietary software. These claims could result in litigation, require us to purchase a costly license, or require us to devote research and development resources to change our software, any of which would have a negative effect on our business and operating results. Few courts have interpreted open-source licenses, and these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our offerings. In addition, if there are changes in the licensing terms for the open-source software we use, we may be forced to re-engineer our solutions, incur additional costs or discontinue sale of our offerings. We cannot guarantee that we have incorporated all open-source software in our software in a manner that is consistent with our current policies and procedures, or in a manner that will not subject us to liability.

Privacy and security concerns relating to RAIN could damage our reputation and deter current or potential customers from using our products.

Privacy advocates and others have raised and may continue raising concerns about RAIN compromising consumer privacy or facilitating theft. These concerns include unauthorized parties collecting personally identifiable information, tracking consumers, stealing identities or causing other privacy-related issues. Consumers may be subject to unauthorized gateways surreptitiously identifying and tracking their RAIN tags to gain information a consumer considers private, even if the consumer employs protective measures. Retailers may inadvertently or perhaps even intentionally read consumers’ tags to gain information, such as shopping behavior, that may be illegal to collect, or if not illegal, may be considered intrusive by consumers. Unauthorized readers or gateways could gain access to sensitive information stored in tags despite measures designed to thwart such unauthorized access. For example, criminals seeking to divert or steal high-value pharmaceutical products could seek to identify these products by looking for tags with Electronic Product Codes, or EPCs, corresponding to these products. If such concerns increase, or if actual malicious or inadvertent breaches of privacy or theft occur, then our reputation could be damaged, our business and prospects may suffer, and we could incur significant liability.

In addition to concerns over privacy or theft, it may be possible for those with malicious intent to misuse RAIN in ways that actually facilitate theft or damage the public trust, such as by changing the EPC on a narcotic to misrepresent it as an over-the-counter product. It may even be possible to embed computer viruses or other malicious code into tags so that by reading tag memory, the malicious code can be inserted into end-user systems. If a breach occurs, our customers could be the target of regulatory actions or private lawsuits. In such cases, a customer might allege that our products did not function as promised and may sue us for breach of contract, breach of warranty, negligence or another cause of action. Additionally, if our customers’ security measures are breached, even if through means beyond our control, our reputation may be damaged, we may be subject to litigation and our business and prospects could suffer. Moreover, concerns about security and privacy risks, even if unfounded, could damage our reputation and operating results and could delay the development of the overall RAIN industry. Security breaches could expose us to litigation and possible liability. Even if our products meet new standards or regulations, if our security measures are breached as a result of third-party action, our error or criminal act or otherwise, and, as a result, someone obtains unauthorized access to customer or end-user data, our reputation could be damaged, our business and prospects may suffer, and we could incur significant liability.

Government regulations and guidelines relating to consumer privacy may adversely impact adoption of our products, require us to make design changes or constrain our ability to implement new and desired product features.

Our customers are subject to laws and regulations related to collecting, storing, transmitting and using personal information, as well as additional laws and regulations that address privacy and security issues related to radiofrequency identification, or RFID. For example, some U.S. states have enacted statutes specifically governing the use of RFID, including prohibitions on mandatory implantation of an RFID IC, unauthorized skimming of information from ID cards and documents, unauthorized personnel tracking using RFID and improper use of RFID tags in drivers’ licenses or on vehicles. Because RAIN uses RFID technology, we believe these statutes and regulation apply to RAIN systems.

The European Commission, or EC, has issued guidance to address privacy concerns about RFID. In May 2009, the EC issued a recommendation that retail companies in the EU inform their customers when RFID tags are either on or embedded within products. In April 2011, the EC signed a voluntary agreement with private and public stakeholders to develop privacy guidelines for companies using RFID in the EU. The agreement requires companies to conduct privacy impact assessments of new RFID applications and to take measures to address risks identified by the assessment before the RFID application is deployed. While compliance with the guidelines is voluntary, our customers that do business in the EU may have a preference for products that comply with the guidelines. If our RAIN products do not provide the necessary functionality to allow customers to comply with the guidelines then our business may suffer.

The data security and privacy legislative and regulatory landscape in the United States and European Union, or EU, and other foreign jurisdictions is evolving, and changes in laws and regulations may adversely impact our business, including our ability to develop future products. If we fail to develop products that implement end-user privacy requirements then end users may choose not to use our products in certain applications, which would harm our business, operating results and financial condition.

Although the Gen2 V2 protocol described below includes features for addressing consumer privacy and authenticating a tag, a third party may still breach these features, including as implemented in our products, in which case our reputation could be damaged and our business and prospects may suffer.

Alternative technologies or standards, or changes in existing technologies or standards, may adversely affect RAIN market growth.

Technology developments may affect our business in ways we cannot anticipate. Breakthroughs in legacy RFID technologies or markets, including those using low frequency or high frequency technology, could adversely affect RAIN market growth generally and demand for our products in particular. For example, NFC technology, which today addresses a different market than RAIN, could, with breakthrough innovations, compete with RAIN in item tagging. Likewise, new technologies such as organic transistors may allow lower-cost ICs than our current silicon-based technology allows. These competing technologies could use intellectual property that is either not royalty free or to which we do not have access. If we are unable to innovate using new or enhanced technologies or processes, or are slow to react to changes in existing technologies or in the market, or have difficulty competing with advances in new or legacy technologies, then our development of new or enhanced products could be materially impacted and potentially result in product obsolescence, decreased revenue and reduced market share.

To encourage widespread RAIN market adoption, we have participated in the development of industry standards, and we have designed our products to comply with these standards. In 2013, GS1 EPCglobal ratified “UHF Gen2 Version 2” or simply “Gen2 V2,” a new version of the protocol that underlies RAIN communications. In the future, we could lose our position in GS1 EPCglobal or we could lose our project-editorship role for UHF Gen2. If one of our competitors introduces a Gen2 V2 product that gains market adoption before we do, we could lose market share and face difficulty selling our products. The introduction of new industry standards, or changes to existing industry standards, could make our products incompatible with the new or changed standards and could cause us to incur substantial development costs to adapt to these new or changed standards, particularly if they were to achieve, or be perceived as likely to achieve, greater penetration in the marketplace. If Gen2 V2 diverges significantly from our or the RAIN market’s needs then our products may likewise fail to keep pace with the market, our competitors’ products and end-user requirements, in which case end users could delay RAIN adoption. Moreover, the adoption or expected adoption of new or changed standards could slow the sale of our existing products before products based on the new or changed standards become available. New industry standards or changes to existing standards could also limit our ability to implement new features in our products if those features do not meet the new or changed standards. The lost opportunities as well as time and expense required for us to develop new products or change our existing products to comply with new or changed standards could be substantial, and we cannot assure you that we could successfully develop products that comply with new or changed standards. If we are not successful in complying with any new or changed industry standards, then we could lose market share, causing our business to suffer.

We are a founding member of the RAIN Alliance and our chief executive officer is presently its chairman. Board membership and chairmanship are both elected positions that we could lose in future elections. They provide industry stature and attendant benefits but are not without risk. If the RAIN market falters, or if the RAIN Alliance falters, then we could be blamed, our reputation and industry position could be impacted, and our business could suffer.

Compliance with, and changes in, government spectrum regulations could adversely affect our ability to sell products and impair our operating results.

Government radio regulations require that our readers and gateways be certified for spectral compliance in jurisdictions where they are sold or operated. Our readers and gateways are collectively certified for use in more than 40 countries worldwide, including the United States, Canada, Mexico, China, Japan, South Korea and each country in the EU. If one of our reader or gateway products is found to be noncompliant despite having such certification then we could be required to modify field-deployed readers or gateways to regain certification and could spend significant resources as well as miss sales opportunities in the process. Our revenue could decline, adversely affecting our operating results, financial condition, business and prospects. Additionally, government regulations may change, requiring us to redesign our products to the new regulations or constraining our ability to implement new and desired features into our products, thereby causing us to incur significant expenses or forego opportunities to improve our products, potentially delaying time-to-market, adversely affecting our operating results, financial condition, business and prospects.

Our products may cannibalize revenue from each other, which could harm our business.

Sales of some of our products enables our channel partners to develop their own products that compete with other of our products. For example, sales of our reader ICs allow ODMs and technology companies to build and sell readers and gateways that compete with our products. Similarly, sales of our readers and gateways allows our channel partners to build and sell xPortal- or xArray-like products that compete with our xPortal or xArray. We even see cannibalization within our own product line—for example, our xArray sometimes competes with our xPortal. In the future, we may see one product line expand at the expense of another, or we may be asked by channel partners to disadvantage or divest a product line. We cannot predict whether we can manage such conflicts in the future, or retain channel partners despite conflicts. Any of the foregoing could have a material adverse effect on our business, financial condition and operating results.

Acquisitions could result in operating difficulties, dilution and other harmful consequences.

We have evaluated, and expect to continue evaluating, potential strategic transactions, and we may pursue one or more transactions, including acquisitions. We have limited experience executing acquisitions. Any transaction could be material to our financial condition and operating results. Integrating an acquired company, business or technology may create unforeseen operating difficulties and expenditures. Acquisition-related risks include:

•	diverting management time and focus from operating our business to acquisition integration;

•	difficulties integrating acquired products into our strategy and product plans;

•	customers switching from us to new suppliers because of the acquisition;

•	inability to retain employees from the business we acquire;

•	challenges associated with integrating employees from the acquired company into our organization;

•	difficulties integrating accounting, management information, human resource and other administrative systems to permit effective management of the business we acquire;

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potential requirements for remediating controls, procedures and policies appropriate for a public company in the acquired business that prior to the acquisition lacked these controls, procedures and policies;

•	potential liability for past or present environmental, hazardous substance, or contamination concerns associated with the acquired business or its predecessors;

•	possible write-offs or impairment charges resulting from the acquisition; and

•	unanticipated or unknown liabilities relating to the acquired business.

Foreign acquisitions involve additional risks beyond those above, including related to integrating operations across different cultures and languages, currency risks and the economic, political and regulatory risks associated with other countries. Also, the anticipated benefit of any acquisition, domestic or foreign, may not materialize. Future acquisitions or dispositions could result in potentially dilutive issuances of our equity securities, debt incurrence, contingent liabilities or amortization expenses or goodwill write-offs, any of which could harm our financial condition. Future acquisitions may require us to obtain additional equity or debt financing, which may not be available on favorable terms or at all.

Our business could be adversely affected if one or more members of our executive management team departed.

Our success depends, in large part, on the continued contributions of our executive management team including Chris Diorio, Ph.D., our chief executive officer; Eric Brodersen, our chief operating officer; and Evan Fein, our chief financial officer. None of our executive management team is bound by employment contracts to remain with us for a specified period. The loss of any member of our executive management team could harm our ability to implement our business strategy and respond to the rapidly changing market conditions in which we operate.

If we are unable to attract, train and retain qualified personnel, especially technical, sales and marketing personnel, then we may not be able to effectively execute our business strategy.

Our success depends on our ability to attract, motivate and retain qualified personnel. Our technical personnel, the source of our technical and product innovations, and our sales and marketing personnel that drive our go-to-market initiatives are especially important. There is no guarantee we can attract and retain such personnel as we continue to pursue our business strategy. The availability of, and competition for, qualified personnel in the Seattle area, where we are headquartered, constrains our ability to attract qualified personnel. The loss of the services of one or more of our key employees, or our inability to attract, retain and motivate qualified personnel could have a material adverse effect on our business, financial condition and operating results.

Pricing and other provisions in our customer agreements could adversely affect our operating results.

In the ordinary course of business we enter into agreements containing pricing terms; in some instances the terms, whether advertently or inadvertently, may adversely affect our operating results and gross margins. For example, some contracts specify future reader, gateway or IC pricing, or contain most-favored customer pricing for certain products. As another example, some agreements contain exclusivity terms that prevent us from pursuing certain business with other customers during the exclusivity period. Further, reducing prices or offering other favorable terms to one customer could adversely affect our ability to negotiate favorable terms with other customers. We may decide for competitive or strategic reasons to enter into similar types of agreements in the future, and such agreements could impair our operating results.

We and our suppliers are subject to environmental laws and regulations that could impose substantial costs on us and may adversely affect our business, operating results and financial condition.

Some of our facilities, including those devoted to research and development, are regulated under federal, state, local, foreign and international environmental laws. Those laws govern pollutant discharge into air and water; managing, disposing, handling, labeling, and exposure to hazardous substances/wastes; and contaminated site cleanup. We could incur costs, fines and civil or criminal sanctions; third-party property damage or personal-injury claims; or could be required to pay substantial investigation or remediation costs, if we were to violate or become liable under environmental laws. Liability under certain environmental laws can be joint and several and without regard to comparative fault. In addition, some of our products contain hazardous substances and are subject to requirements that regulate their content, such as the European Union’s Restriction of Hazardous Substances Directive, or RoHS, and analogous regulations elsewhere. Although we design our products to be compliant with environmental regulations and require our third-party contractors to comply, we cannot guarantee that we or our products will always be in compliance with these requirements. Environmental laws also tend to become more stringent over time, and we cannot predict the ultimate costs under environmental laws or the timing of these costs. Failure to comply with these and other environmental laws could result in fines, penalties and decreased revenue, which could adversely affect our operating results.

If our third-party contractors fail to operate in compliance with environmental requirements, properly dispose of wastes associated with our products, or comply with requirements governing the hazardous-substance content of our products, we could be held liable or suffer reputational harm.

We may not sustain or effectively manage our growth.

We have experienced significant revenue growth in a short period of time. We may not experience similar growth rates in future periods. You should not rely on our operating results for any prior periods as an indication of our future operating performance. If we are unable to maintain adequate revenue growth then our financial results could suffer and our stock price would decline.

To manage our growth and the responsibilities of being a public company, we believe we must effectively:

•	recruit, hire, train and manage qualified engineers for our research and development activities;

•	add sales and marketing personnel and expand our customer-support offices;

•	implement and improve administrative, financial and operational systems, procedures and controls;

•	integrate and train new employees quickly and effectively; and

•	coordinate growth among our executive, engineering, finance, marketing, sales, operations and customer-support organizations.

All the above activities add to our organizational complexity and increase our operating expenses.

We may have insufficient management capabilities or resources to manage our growth and business effectively. As a consequence of our small management team we may be unable to pursue all commercial opportunities. Accordingly, we may require significant additional resources as we increase the complexity and scale of our business operations. We cannot assure you that we will have adequate resources when we need them or that we will have sufficient capital to fund our resource needs. If we are unable to manage our growth effectively, we may not be able to exploit market opportunities or develop new products, and we may fail to satisfy customer requirements, maintain product quality, execute our business plan or respond to competitive pressures.

Our management has limited public-company experience. As a consequence of becoming a public company, we will be subject to additional regulatory compliance requirements, including Section 404 of the Sarbanes-Oxley Act of 2002. If we fail to maintain an effective system of internal controls then we may not be able to accurately report our consolidated financial results or prevent fraud. In the course of preparing our consolidated financial statements, we previously identified a material weakness in our internal control over financial reporting.

We have never operated as a public company. Most of our management team, including our chief executive officer and chief financial officer, have never managed a publicly traded company and have little to no experience complying with the increasingly complex and changing laws pertaining to public companies. In addition, several members of our management team have only joined us in the last year as part of our investment in the expansion of our business. Our entire management team as well as other company personnel will need to devote substantial time to compliance, and may not effectively or efficiently manage our transition into a public company. We will incur significant legal, accounting and other expenses that we did not incur as a private company.

We expect rules and regulations such as the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, to increase our legal and finance compliance time and costs, and also to increase the time and costs of other activities. For example, Section 404 of the Sarbanes-Oxley Act requires that management report on, and our independent registered public accounting firm attest to, the effectiveness of our internal control over financial reporting. Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. Section 404 compliance will divert resources and take significant time and effort to complete. We may be unable to successfully complete the procedures and certification and attestation requirements of Section 404 by the time we are required to do so. In addition, the Sarbanes-Oxley Act requirements may be modified, supplemented or amended from time to time. Implementing the changes may take significant time and may require additional employee compliance training. We may discover internal controls that need improvement. Our or our independent registered public accounting firm’s discovery of a material weakness, even if quickly remedied, could reduce the market’s confidence in our financial statements and harm our stock price. Any inability to provide reliable financial reports or prevent fraud could harm our business.

We may be unable to effectively implement, or effectively implement in a timely manner, the necessary controls and employee training to ensure continued compliance with the Sarbanes-Oxley Act and other regulatory and reporting requirements. Our growth will challenge our ability to maintain the internal control and disclosure standards applicable to public companies. If we fail to successfully complete the procedures and certification and attestation requirements of Section 404, or if in the future our chief executive officer, chief financial officer or independent registered public accounting firm determines that our internal control over financial reporting is not effective as defined under Section 404, we could be subject to sanctions or investigations by the Securities and Exchange Commission, or SEC, or by other regulatory authorities. Investor perceptions of our company may suffer, likely causing a decline in our stock’s market price. We cannot assure you that we will be able to fully comply with the requirements of the Sarbanes-Oxley Act or that management or our independent registered public accounting firm will conclude that our internal controls are effective in future periods. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated operating results and harm our reputation.

In the course of preparing our consolidated financial statements in prior years, we, in conjunction with our independent registered public accounting firm, identified an error in the accounting treatment for the recapitalization of our company in 2012 and the impact of the recapitalization on earnings per share that resulted in the restatement of our previously issued financial statements for the years ended December 31, 2012 and 2013. Also, in 2015, we, in conjunction with our independent registered public accounting firm, identified an error related to the cash flow statement presentation of lease incentives in our consolidated interim financial statements for the nine months ended September 30, 2015. These financial statement errors, combined with other identified control deficiencies, were considered to indicate a material weakness in our internal control over financial reporting related to the accounting and financial statement disclosure over complex accounting matters. A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis. We have taken and continue to take steps to remediate the material weakness, including increasing the depth and experience within our accounting and finance organization, as well as designing and implementing improved processes and internal controls. As of December 31, 2015, this material weakness has not been remediated. Our remediation of this material weakness in future periods may not be effective or prevent future material weaknesses or significant deficiencies in our internal control over financial reporting.

If we fail to hire additional finance personnel or fail to strengthen our financial reporting systems and infrastructure then we may be unable to timely and accurately report our financial results or comply with the requirements of being a public company, including compliance with the Sarbanes-Oxley Act and SEC reporting requirements, which in turn could significantly harm our reputation and our business.

We intend to hire personnel with financial reporting and Sarbanes-Oxley Act compliance expertise. Any impact to our plan such as an inability to hire, a delay in hiring, or a delay in training such personnel could adversely impact our ability to timely and accurately prepare our financial statements. Further, our ability to retain employees with the requisite experience could adversely affect our financial statements because new employees require time and training to learn our business and operating procedures. If our finance and accounting organization is unable for any reason to meet the increased demands of being a public company then the quality and timeliness of our financial reporting may suffer, which could result in material weaknesses in our internal controls. The consequences of inaccuracies or delays in our reported financial statements could cause the trading price of our common stock to decline and could harm our business, operating results and financial condition.

We may need to raise additional capital which may not be available on favorable terms, if at all, causing dilution to stockholders, restricting our operations or adversely affecting our ability to operate our business.

In the course of running our business we may need to raise capital, diluting our stockholders. If our need is due to unforeseen circumstances or material expenditures or if our operating results are worse than expected then we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all, and these additional financings could cause additional dilution to our stockholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring additional debt, expending capital, or declaring dividends, or which impose financial covenants on us that limit our ability to achieve our business objectives. If we need but cannot raise additional capital on acceptable terms then we may not be able to meet our business objectives, our stock price may fall, and you may lose some or all of your investment.

Our debt obligations contain restrictions that impact our business and expose us to risks that could adversely affect our liquidity and financial condition.

We have a loan and security agreement, or senior credit facility, with Silicon Valley Bank. The senior credit facility provides for a $10.5 million term loan, up to $2.0 million of equipment loans and a revolving line of credit that allows us to borrow revolving loans of up to the lesser of $15.0 million and a borrowing base tied to the amount of our eligible accounts receivable and inventory. At March 31, 2016, we had $10.4 million of outstanding indebtedness under the revolving line of credit and $8.5 million of outstanding indebtedness under the term loan facility. We also have a mezzanine loan and security agreement, or mezzanine credit facility with SG Enterprises II, LLC. At March 31, 2016, we had $5.0 million of outstanding indebtedness under the mezzanine credit facility.

Our credit facilities contain customary covenants, which limit our and our subsidiaries’ ability to, among other things:

•	incur additional indebtedness or guarantee indebtedness of others;

•	create liens on our assets;

•	enter into mergers or consolidations;

•	dispose of assets;

•	pay dividends and make other distributions on our capital stock, and redeem and repurchase our capital stock;

•	make investments, including acquisitions; and

•	enter into transactions with affiliates.

Our credit facilities also include customary affirmative covenants, tangible net worth and liquidity ratio covenants under the senior credit facility and a minimum revenue covenant under the mezzanine credit facility.

The credit facilities contain customary events of default, subject to customary cure periods for certain defaults, that include, among others, non-payment defaults, covenant defaults, material judgment defaults, bankruptcy and insolvency defaults, cross-defaults to certain other material indebtedness, a material adverse change default and inaccuracy of representations and warranties.

If we experience a decline in cash flow due to any of the factors described in this “Risk Factors” section or otherwise, we could have difficulty paying interest and principal amounts due on our indebtedness and meeting the financial covenants set forth in our credit facilities. If we are unable to generate sufficient cash flow or otherwise obtain the funds necessary to make required payments under our credit facilities, or if we fail to comply with the requirements of our indebtedness, we could default under our credit facilities. Any such default that is not cured or waived could result in the acceleration of the obligations under the credit facilities, an increase in the applicable interest rate under the credit facilities, and termination of the revolving line of credit under the senior credit facility, and would permit our lenders to exercise remedies with respect to all of the collateral that is securing the credit facilities, including substantially all of our assets, other than intellectual property. Any such default could have a material adverse effect on our liquidity and financial condition.

Even if we comply with all of the applicable covenants, the restrictions on the conduct of our business could adversely affect our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that may be beneficial to the business.

A breach of our security systems could have a material adverse effect on our business.

We use security systems to maintain our facility’s physical security and to protect our proprietary and confidential information, including that of our customers, suppliers and employees. Accidental or willful security breaches or other unauthorized access to our facilities or information systems, or viruses, loggers, or other malfeasant code in our data or software, could compromise this information. The consequences of such loss and possible misuse of our proprietary and confidential information could include, among other things, unfavorable publicity, damage to our reputation, difficulty marketing our products, customer allegations of breach-of-contract, litigation by affected parties and possible financial liabilities for damages, any of which could have a material adverse effect on our business, financial condition, reputation and relationships with customers and partners. We also rely on third-party providers of corporate infrastructure services relating to, among other things, human resources, electronic communication services and some financial functions, and we are therefore dependent on the security systems of these providers. Any security breaches or other unauthorized access to our service-providers’ systems or viruses, loggers, or other malfeasant code in their data or software could expose us to information loss and misappropriation of confidential information. Because the techniques used to obtain unauthorized access to or sabotage security systems change frequently and are often not recognized until after an attack, we may be unable to anticipate the techniques or implement adequate preventative measures, thereby exposing us to material adverse effect on our business, operations and financial condition.

Our operations could be disrupted by natural disasters.

An earthquake, fire, flood or other natural or manmade disaster could disable our facilities, disrupt operations, or cause catastrophic losses. We have facilities in areas with a known history of seismic activity, such as our headquarters in Seattle, Washington. We also have facilities in areas with a known history of flooding, such as our office in Shanghai, China. We have a wafer testing and dicing subcontractor in Thailand, a region with a known, and quite recent, history of flooding. A loss at or of any of these or other of our or our suppliers’ facilities could disrupt operations, delay production and shipments, reduce revenue and engender potentially large expenses to repair or replace the facility. As a specific example, in 2011 and 2012 floods in Thailand disrupted our subcontractor’s facility for approximately six months. During that time, we relied on a secondary subcontractor that had longer lead times for, and decreased yield of, our tag IC wafers. We do not carry insurance policies that cover potential losses caused by earthquakes, floods or other disasters.

Our ability to use net operating losses to offset future taxable income may be limited.

As of December 31, 2015, we had federal net operating loss carryforwards, or NOLs, of $97.0 million and federal research and experimentation credit carryforwards of $7.5 million which we may use to reduce future taxable income or offset income taxes due. The NOLs start expiring in 2023 and fully expire in 2035. The credit carryforwards start expiring in 2020 and fully expire in 2035. Insufficient future taxable income will adversely affect our ability to deploy these NOLs and credit carryforwards. In addition, under Section 382 of the U.S. Internal Revenue Code, or the Code, a corporation that experiences a more-than 50% ownership change over a three-year testing period is limited in its ability to use its pre-change NOLs and other tax assets to offset future taxable income or income taxes due. Our existing NOLs and credit carryforwards may be subject to limitations arising from previous ownership changes; if we undergo an ownership change in connection with or after this offering then our ability to use our NOLs and credit carryforwards could be further limited by Section 382 of the Code. Future changes in our stock ownership, the causes of which may be outside our control, could result in an ownership change under Section 382 of the Code. Our NOLs may also be impaired under state law. As a result of these limitations, we may not be able to utilize a material portion of, or possibly any of, the NOLs and credit carryforwards.

We could be subject to additional income tax liabilities.

We are subject to income taxes in the United States and certain foreign jurisdictions. We use significant judgment in evaluating our worldwide income-tax provision. During the ordinary course of business, we conduct many transactions for which the ultimate tax determination is uncertain. For example, our effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates; by changes in currency exchange rates; by changes in the valuation of our deferred tax assets and liabilities; or by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations. We are subject to audit in various jurisdictions, and such jurisdictions may assess additional income tax against us. Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different from our historical income-tax provisions and accruals. The results of an audit or litigation could have a material effect on our operating results or cash flows in the period or periods for which that determination is made.

Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, value-added or similar taxes, and we could be subject to liability with respect to past or future sales, which could adversely affect our operating results.

We do not collect sales and use, value-added or similar taxes in all jurisdictions in which we have sales, based on our belief that such taxes are either not applicable or an exemption from such taxes applies. Sales and use, value-added and similar tax laws and rates vary greatly by jurisdiction. Certain jurisdictions in which we do not collect such taxes may assert that such taxes are applicable, which could result in tax assessments, penalties and interest, and we may be required to collect such taxes in the future, including as a result of a change in law. Such tax assessments, penalties and interest or future requirements may adversely affect our operating results.

We will be subject to SEC rules regarding the use and disclosure of conflict minerals, which we expect will increase our operating and compliance costs and could potentially harm our reputation, causing a decline in our stock price.

As a public company, we are subject to the requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, that require us to diligence, disclose and report whether our solutions contain conflict minerals. The rule requires us to submit forms and reports to the SEC by May 31, 2018 and annually thereafter to disclose our determinations and due-diligence measures regarding conflict minerals. Although we do not directly purchase conflict minerals, tracing the minerals our suppliers use back to country of origin is a complex task that requires us to, among other things, survey our supply chain to understand what programs our suppliers have for tracing the source of minerals used in products supplied to us and ensure these suppliers have performed reasonable due diligence. We have not determined how many or, if any, of our suppliers use conflict minerals. In addition to the increased administrative expense required to comply with these requirements, some of our customers are also subject to this rule, and we have been and will continue to be asked as part of their supply chain to comply with their requirements as part of their compliance with the rule. Moreover, we may face a limited pool of suppliers who can provide “conflict-free” products, and we may not be able to obtain conflict-free products or supplies in sufficient quantities or at competitive prices for our operations. We may be required to disclose our products as not being “conflict free,” which could adversely affect our reputation and may harm relationships with business partners and customers, and our stock price could suffer as a result.

Risks Relating to this Offering and Ownership of Our Common Stock

The market price of our common stock may be volatile, and the value of your investment could decline significantly.

There has been no public market for our common stock prior to this offering. The initial price to public for our common stock has been determined through negotiations between us and the underwriters. Investors who purchase common stock in this offering may not be able to sell their shares at or above the initial price to public. Securities of companies similar to ours experience significant price and volume fluctuations. The following factors, in addition to other risks described in this prospectus, may have a significant effect on our common stock price:

•	price and volume fluctuations in the overall stock market from time to time;

•	changes in operating performance, stock market valuations, and volatility in the market prices of other technology companies generally, or those in our industry in particular;

•	actual or anticipated quarterly variations in our results of operations or those of our competitors;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	delays in end-user deployments of RAIN systems;

•	announcements by us or our competitors of acquisitions, new products, significant contracts, commercial relationships or capital commitments;

•	supply interruptions;

•	developments with respect to intellectual property rights;

•	our ability to develop and market new and enhanced products on a timely basis;

•	commencement of, or our involvement in, litigation;

•	major changes in our board of directors or management;

•	changes in governmental regulations or in the status of our regulatory approvals;

•	the trading volume of our stock;

•	limited public float;

•	any future sales of our common stock or other securities;

•

failure of financial analysts to maintain coverage of us, changes in financial estimates by any analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	fluctuations in the values of companies perceived by investors to be comparable to us;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections; and

•	general economic conditions and slow or negative growth of related markets.

In addition, the stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect our stock price, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering. In addition, in the past, securities class action litigation has often been instituted against companies whose stock prices have declined, especially following periods of volatility in the overall market. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

If securities or industry analysts do not publish research reports about our business, or if they issue an adverse opinion about our business, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of the analysts who cover us issues an adverse opinion about our company, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Future sales of our common stock in the public market could cause our stock price to fall.

Our stock price could decline as a result of sales of a large number of shares after this offering or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon completion of this offering, 17,810,000 shares (18,530,000 shares if the underwriters exercise in full their option to purchase additional shares) of our common stock will be outstanding, based on our shares outstanding as of March 31, 2016. All shares of common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless (i) held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act or (ii) purchased by Tom A. Alberg, one of our directors, who has agreed to purchase 35,714 shares of our common stock in this offering and which the underwriters have reserved for sale to Mr. Alberg at our request. Any shares sold to Mr. Alberg in this offering will be subject to restrictions under applicable securities laws and the lock-up agreements described in the sections of this prospectus captioned “Shares Eligible for Future Sale” and “Underwriting.” The resale of the remaining 13,010,000 shares, or 73.1% of our outstanding shares after this offering, are currently prohibited or otherwise restricted as a result of securities law provisions, market standoff agreements entered into by our stockholders with us or lock-up agreements entered into by our stockholders with the underwriters; however, subject to applicable securities law restrictions, these shares will be able to be sold in the public market beginning 180 days after the date of this prospectus. In addition, the shares subject to outstanding options and warrants, of which 1,914,625 and 354,563 were exercisable as of March 31, 2016, respectively, and the shares reserved for future issuance under our stock option and equity incentive plans will become available for sale immediately upon the exercise of such options and the expiration of any applicable market stand-off or lock-up agreements. For more information see “Shares Eligible for Future Sale.”

Upon completion of this offering, holders of approximately 10,139,063 shares, or 56.93%, of our common stock as of March 31, 2016 (including 81,409 shares underlying the warrants described in the section of this prospectus captioned “Shares Eligible for Future Sale—Warrants” and warrants to purchase 218,523 shares of Series 2 redeemable convertible preferred stock, which will be net exercised automatically for 91,331 shares of common stock) have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register the offer and sale of all shares of common stock that we may issue under our equity compensation plans. Once we register the offer and sale of shares for the holders of registration rights and option holders, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in the section of this prospectus captioned “Underwriting.”

In addition, in the future, we may issue additional shares of common stock or other equity or debt securities convertible into common stock in connection with a financing, acquisition, litigation settlement, employee arrangement or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and could cause our stock price to decline.

Our principal stockholders and management own a significant percentage of our stock and will be able to exercise significant influence over matters subject to stockholder approval.

Our executive officers, directors and principal stockholders, together with their respective affiliates, beneficially owned approximately 71.4% of our capital stock as of May 31, 2016, and we expect that upon completion of this offering, that same group will beneficially own more than 52.4% of our capital stock. Accordingly, after this offering, our executive officers, directors and principal stockholders will be able to determine the composition of our board of directors, retain the voting power to approve all matters requiring stockholder approval, including mergers and other business combinations, and continue to have significant influence over our operations. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could have a material adverse effect on our stock price and may prevent attempts by our stockholders to replace or remove our board of directors or management.

We have broad discretion to use the net proceeds from this offering, and our investment of these proceeds may not yield a favorable return. We may invest the proceeds of this offering in ways you disagree with.

Our management has broad discretion as to how to spend and invest the proceeds from this offering, and we may spend or invest these proceeds in a way with which our stockholders may disagree. Accordingly, you will need to rely on our judgment with respect to the use of these proceeds. We intend to use the proceeds from this offering for debt repayment, product development, working capital and other general corporate purposes, including the costs associated with being a public company. We could spend the proceeds from this offering in ways that our stockholders may not agree with or that do not yield a favorable return. You will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, results of operations and prospects could be harmed, and the market price of our common stock could decline.

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. Although our common stock has been approved for listing on The NASDAQ Global Select Market, an active trading market for our shares may never develop or be sustained following this offering. The initial price to public for our common stock was determined through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of the common stock after the offering. This initial price to public may vary from the market price of our common stock after the offering. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial price to public.

Anti-takeover provisions in our charter documents and under Delaware or Washington law could make an acquisition of us difficult, limit attempts by our stockholders to replace or remove our current management and limit our stock price.

Provisions of our certificate of incorporation and bylaws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our stock. Among other things, our certificate of incorporation and bylaws will:

•	permit our board of directors to issue up to 5,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate;

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide our board of directors into three classes;

•	restrict the forum for certain litigation against us to Delaware;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be taken by written consent;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder’s notice;

•

not provide for cumulative voting rights (therefore allowing the holders of a plurality of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

•	provide that special meetings of our stockholders may be called only by the chairman of the board, our chief executive officer or by the board of directors; and

•

provide that stockholders will be permitted to amend our bylaws only upon receiving at least two-thirds of the total votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder. Likewise, because our principal executive offices are located in Washington, the anti-takeover provisions of the Washington Business Corporation Act may apply to us under certain circumstances now or in the future. These provisions prohibit a “target corporation” from engaging in any of a broad range of business combinations with any stockholder constituting an “acquiring person” for a period of five years following the date on which the stockholder became an “acquiring person.” See “Description of Capital Stock.”

Our bylaws will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our bylaws provide that, unless we otherwise consent in writing, the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our certificate of incorporation or our bylaws or any action asserting a claim against us that is governed by the internal affairs doctrine. The choice of forum provision may limit stockholders’ ability to bring a claim in a judicial forum favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

As an emerging growth company within the meaning of the Securities Act, we will utilize certain modified disclosure requirements, and we cannot be certain if these reduced requirements will make our common stock less attractive to investors.

We are an emerging growth company, and for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies” including:

•	not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act;

•	reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We have in this prospectus utilized, and we plan in future filings with the SEC to continue to utilize, the modified disclosure requirements available to emerging growth companies. As a result, our stockholders may not have access to certain information they may deem important.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period under the JOBS Act. As a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make our common stock less attractive to investors.

We could remain an “emerging growth company” for up to five years, or until the earliest of:

•	the last day of the first fiscal year in which our annual gross revenue exceeds $1 billion;

•

the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or

•	the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

We will incur increased costs by being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements. We also anticipate that we will incur costs associated with recently adopted corporate governance requirements, including requirements of the SEC and The NASDAQ Global Select Market. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, we may have more difficulty attracting and retaining qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the additional costs we may incur or the timing of such costs.

So long as we remain an “emerging growth company,” we expect to avail ourselves of the exemption from the requirement that our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404. When our independent registered public accounting firm is required to undertake an assessment of our internal control over financial reporting, the cost of our compliance with Section 404 will correspondingly increase. Moreover, if we are not able to comply with the requirements of Section 404 applicable to us in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on our management’s beliefs and assumptions and on information currently available to our management. Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and elsewhere in this prospectus contain forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.

These statements involve risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this prospectus include, but are not limited to, statements about:

•	the size of our market opportunity;

•	the breadth and rate of adoption of RAIN technology and solutions and growth of the RAIN market broadly and within specific industries;

•	our ability to compete effectively against other providers of RAIN products and services, as well as competing technologies;

•	the implementation of our business model and strategic plans, including estimates regarding future sales, revenues, expenses, capital requirements and stock performance;

•	our future financial performance, including anticipated financial results for the three months ended June 30, 2016 and the year ending December 31, 2016;

•	our ability to introduce new products and applications that achieve market acceptance, including our software products;

•	future macroeconomic conditions;

•	our expected use of proceeds;

•	the performance of third parties on which we rely for the manufacture, assembly and testing of our products;

•	our relationships with distributors, system integrators, VARs and software solution partners;

•	average selling prices, gross margins, market share and technology leadership for our products and services, and the industry profile and financial condition of our customers;

•	our ability to adequately protect our intellectual property, and the impact of intellectual property litigation on the RAIN industry;

•	the regulatory regime for our products and services, domestically and internationally;

•	our future leadership of the industry’s standards-setting process; and

•	our ability to sustain and manage growth in our business.

You should refer to the “Risk Factors” section of this prospectus for a discussion of other important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, which although we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted a thorough inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This prospectus contains market data and industry forecasts that were obtained from industry publications. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified any third-party information. While we believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise.

This prospectus contains statistical data, estimates, and forecasts that are based on independent industry publications or reports or other publicly available information, as well as other information based on our internal sources. This information involves a number of assumptions and limitations, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

The source of certain statistical data, estimates, and forecasts contained in this prospectus are the following independent industry publications or reports:

•	Frost & Sullivan, “Analysis of the Global RFID Market in Retail,” 2015.

•	IDTechEx, “RFID Forecasts, Players and Opportunities 2015—2025,” 2014.

•	IDTechEx, “RFID Forecasts, Players and Opportunities 2016—2026,” 2015.

•	Transparency Market Research, “Radiofrequency Identification (RFID) Market in Healthcare,” 2015.

•	VDC Research, “Strategic Insights 2013: RFID, Contactless & RTLS Technology.”

USE OF PROCEEDS

We estimate that the net proceeds to us from our sale of the shares of common stock in this offering will be approximately $59.8 million, or approximately $69.2 million if the underwriters’ option to purchase additional shares is exercised in full, based upon the initial price to public of $14.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses.

We currently expect to use $5.0 million of the net proceeds from this offering to repay indebtedness under our mezzanine credit facility and the remainder for working capital and other general corporate purposes. We may also use a portion of the net proceeds to acquire, license and invest in complementary products, technologies or businesses; however, we currently have no agreements or commitments to complete any such transaction.

The $5.0 million term loan outstanding under the mezzanine credit facility is scheduled to mature in October 2020, and interest on such borrowings accrues at a fixed per annum rate equal to 18.0%. We used the proceeds of such borrowing for working capital.

The expected use of net proceeds of this offering represents our current intentions based upon our present plans and business conditions. We cannot specify with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering. Pending their uses, we plan to invest the net proceeds of this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock or any other securities. We anticipate that we will retain all available funds and any future earnings, if any, for use in the operation of our business and do not anticipate paying cash dividends in the foreseeable future. In addition, our credit facilities materially restrict, and future debt instruments may materially restrict, our ability to pay dividends on our common stock. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, the requirements of our current or then-existing debt instruments and other factors our board of directors deems relevant.

CAPITALIZATION

The following table summarizes our capitalization as of March 31, 2016:

•	on an actual basis;

•

on a pro forma basis to reflect the (1) automatic conversion of all outstanding shares of redeemable convertible preferred stock into an aggregate of 8,522,837 shares of common stock immediately prior to the closing of this offering, (2) conversion of the preferred stock warrants classified as liabilities to common stock warrants, assuming no exercise and (3) effectiveness of our amended and restated certificate of incorporation as of immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis to reflect the pro forma adjustments set forth in the immediately preceding bullet point and the sale and issuance by us of 4,800,000 shares of common stock in this offering at the initial price to public of $14.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses, the automatic net exercise of warrants to purchase 218,523 shares of Series 2 redeemable convertible preferred stock, which will be net exercised automatically for 91,331 shares of common stock, and the application of such proceeds as described in the section captioned “Use of Proceeds.”

You should read the information in this table together with our financial statements and related notes to those statements, as well as the sections captioned “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus.

	AS OF MARCH 31, 2016
	ACTUAL	PRO FORMA	PRO FORMA AS ADJUSTED
	(in thousands, except per share amounts)
Long-term debt, including current portion	$23,583	$23,583	$18,665
Warrant liabilities	2,811	—	—
Redeemable convertible preferred stock, $0.001 par value per share; 8,312,719 shares authorized, 7,885,036 shares issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	100,788	—	—
Stockholders’ equity (deficit):
Preferred stock, $0.001 par value per share; no shares authorized, issued and outstanding, actual; 5,000,000 shares authorized, no shares issued or outstanding pro forma and pro forma as adjusted	—	—	—
Common stock, $0.001 par value per share; 15,041,666 shares authorized, 4,395,832 shares issued and outstanding, actual; 495,000,000 shares authorized, 12,918,669 shares issued and outstanding, pro forma; and 495,000,000 shares authorized, 17,810,000 shares issued and outstanding, pro forma as adjusted	4	13	18
Additional paid-in capital	97,871	201,461	261,269
Accumulated deficit	(187,645)	(187,645)	(187,727)

Total stockholders’ equity (deficit)	(89,770)	13,829	73,560

Total capitalization	$37,412	$37,412	$92,225

The number of shares of our common stock outstanding immediately after this offering is based on 12,918,669 shares of our common stock outstanding as of March 31, 2016 and excludes:

•	1,914,625 shares of common stock issuable upon the exercise of outstanding options, as of March 31, 2016 with a weighted-average exercise price of $3.82 per share;

•

54,537 shares of common stock issuable upon the exercise of options to purchase shares of our common stock which were issued in April and May 2016, with a weighted-average exercise price of $8.64 per share;

•

1,641,106 shares of common stock reserved for future issuance under stock-based compensation plans, including (1) 1,096,234 shares of common stock reserved for issuance under the 2016 Equity Incentive Plan, which became effective one business day prior to the date of this prospectus, and any future automatic increase in shares reserved for issuance in accordance with the terms of such plan; (2) 365,411 shares of common stock reserved for issuance under the 2016 Employee Stock Purchase Plan, and any future automatic increase in shares reserved for issuance in accordance with the terms of such plan; and (3) 179,461 shares of common stock reserved for issuance under the 2010 Equity Incentive Plan as of March 31, 2016, which shares (plus any shares returned due to award termination) will be added to the 2016 Equity Incentive Plan, upon effectiveness of such plan (which reserve does not reflect (a) the options to purchase shares of common stock granted after March 31, 2016 and (b) an increase to the reserve of 500,000 shares of common stock in April 2016);

•

45,128 shares of Series 2 redeemable convertible preferred stock underlying warrants with an exercise price of $9.318 per share (which will convert into warrants to purchase an aggregate of 56,409 shares of common stock in connection with this offering) which exclude shares underlying the warrants that are being net exercised in connection with this offering; and

•	25,000 shares of our common stock underlying a warrant with an exercise price of $2.52 per share.

DILUTION

If you invest in our common stock you will experience immediate and substantial dilution in the pro forma net tangible book value of your shares of common stock. Dilution in pro forma net tangible book value represents the difference between the price to public per share of our common stock and the pro forma as adjusted net tangible book value per share, as adjusted to give effect to this offering.

Historical net tangible book value (deficit) represents our total tangible assets (total assets less intangible assets and capitalized offering costs) less total liabilities and accreted value of our redeemable convertible preferred stock divided by the number of outstanding shares of common stock. As of March 31, 2016, our historical net tangible book deficit was $94.7 million and our historical net tangible book deficit per share was $21.53. After giving effect to (1) the automatic conversion of our outstanding redeemable convertible preferred stock into an aggregate of 8,522,837 shares of common stock immediately prior to the closing of this offering, (2) the sale and issuance of 4,800,000 shares of common stock in this offering at the initial price to public of $14.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and (3) the automatic net exercise of warrants to purchase 218,523 shares of Series 2 redeemable convertible preferred stock which will be net exercised automatically for 91,331 shares of common stock, our pro forma as adjusted net tangible book value as of March 31, 2016 would have been approximately $68.8 million, or $3.86 per share. This represents an immediate increase in pro forma net tangible book value of $3.17 per share to existing stockholders and an immediate dilution of $10.14 per share to new investors purchasing common stock in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Initial price to public per share		$14.00
Historical net tangible book deficit per share as of March 31, 2016	$(21.53)
Increase per share attributable to conversion of redeemable convertible preferred stock	22.22

Pro forma net tangible book value per share before this offering	$0.69
Increase in pro forma net tangible book value per share attributable to investors participating in the offering	$3.17

Pro forma as adjusted net tangible book value per share, as adjusted to give effect to this offering		$3.86

Dilution in pro forma as adjusted net tangible book value per share to investors participating in this offering		$10.14

If the underwriters exercise their option in full to purchase 720,000 additional shares of common stock in this offering, the pro forma as adjusted net tangible book value per share after the offering would be $4.22 per share, the increase in the pro forma net tangible book value per share to existing stockholders would be $3.53 per share, and the pro forma dilution to new investors purchasing common stock in this offering would be $9.78 per share.

The following table summarizes, on a pro forma basis as adjusted as of March 31, 2016, the differences between the number of shares of common stock purchased from us, the total consideration and the weighted-average price per share paid by existing stockholders and by investors participating in this offering at the initial price to public of $14.00 per share, before deducting underwriting discounts and commissions and estimated offering expenses (in thousands, except per share amounts and percentages):

	SHARES PURCHASED		TOTAL CONSIDERATION		AVERAGE PRICE PER SHARE
	NUMBER	PERCENT	AMOUNT	PERCENT
Existing stockholders before this offering	13,010	73.0%	$141,947	67.9%	$10.91
Investors participating in this offering	4,800	27.0%	67,200	32.1	14.00

Total	17,810	100%	$209,147	100%

The number of shares of our common stock outstanding immediately after this offering is based on 12,918,669 shares of our common stock outstanding as of March 31, 2016, excludes:

•	1,914,625 shares of common stock issuable upon the exercise of outstanding options as of March 31, 2016, with a weighted-average exercise price of $3.82 per share;

•

54,537 shares of common stock issuable upon the exercise of options to purchase shares of our common stock which were issued in April and May 2016, with a weighted-average exercise price of $8.64 per share;

•

1,641,106 shares of common stock reserved for future issuance under stock-based compensation plans, including (1) 1,096,234 shares of common stock reserved for issuance under the 2016 Equity Incentive Plan, which became effective one business day prior to the date of this prospectus, and any future automatic increase in shares reserved for issuance in accordance with the terms of such plan; (2) 365,411 shares of common stock reserved for issuance under the 2016 Employee Stock Purchase Plan, and any future automatic increase in shares reserved for issuance in accordance with the terms of such plan; and (3) 179,461 shares of common stock reserved for issuance under the 2010 Equity Incentive Plan as of March 31, 2016, which shares (plus any shares returned due to award termination) will be added to the 2016 Equity Incentive Plan, upon effectiveness of such plan (which reserve does not reflect (a) the options to purchase shares of common stock granted after March 31, 2016 and (b) an increase to the reserve of 500,000 shares of common stock in April 2016);

•

45,128 shares of Series 2 redeemable convertible preferred stock underlying warrants with an exercise price of $9.318 per share (which will convert into warrants to purchase an aggregate of 56,409 shares of common stock in connection with this offering) which excludes shares underlying the warrants that are being net exercised in connection with this offering; and

•	25,000 shares of our common stock underlying a warrant with an exercise price of $2.52 per share.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth a summary of our historical financial data as of and for the periods indicated. We derived the selected consolidated statements of operations data for the years ended December 31, 2014 and 2015 and the consolidated balance sheet data as of December 31, 2014 and 2015 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the selected consolidated statements of operations data for the years ended December 31, 2012 and 2013 and the consolidated balance sheet data as of December 31, 2012 and 2013 from our consolidated financial statements not included elsewhere in this prospectus. We derived the consolidated statements of operations data for the three months ended March 31, 2015 and 2016 and the consolidated balance sheet data as of March 31, 2016 from unaudited interim consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited consolidated financial statements reflect all adjustments, which include normal recurring adjustments, necessary to state fairly our results of operations and financial position. Our historical results are not necessarily indicative of the results that may be expected in the future. The selected consolidated financial data set forth below should be read together with the audited consolidated financial statements and the related notes to those statements included in this prospectus, as well as the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	YEAR ENDED DECEMBER 31,				THREE MONTHS ENDED MARCH 31,
	2012	2013	2014	2015	2015	2016
	(in thousands, except per share amounts)
Consolidated Statements of Operations Data:
Revenue	$42,832	$55,491	$63,763	$78,479	$16,065	$21,631
Cost of revenue(1)	24,454	27,040	30,032	37,505	8,015	10,475

Gross profit	18,378	28,451	33,731	40,974	8,050	11,156
Operating expenses:
Research and development expense(1)	10,517	10,479	13,889	17,005	4,058	5,171
Sales and marketing expense(1)	9,700	9,592	10,662	14,343	3,004	4,922
General and administrative expense(1)	5,872	5,864	6,765	8,025	1,721	2,931
Offering costs(1)	—	—	1,959	—	—	—

Total operating expenses	26,089	25,935	33,275	39,373	8,783	13,024

Income (loss) from operations	(7,711)	2,516	456	1,601	(733)	(1,868)
Interest income (expense) and other, net	(3,060)	(2,183)	(63)	(535)	(153)	(447)

Income (loss) before tax expense	(10,771)	333	393	1,066	(886)	(2,315)
Income tax expense	(96)	(98)	(96)	(166)	(19)	(15)

Net income (loss)	$(10,867)	$235	$297	$900	$(905)	$(2,330)

Net income (loss) attributable to common stockholders:
Basic	$114,349 (3)	$(11,066)	$(11,004)	$(10,401)	$(3,730)	$(5,155)

Diluted	$(15,706)	$(11,066)	$(11,004)	$(10,401)	$(3,730)	$(5,155)

Net income (loss) per share attributable to common stockholders(2):
Basic	$37.45 (3)	$(3.52)	$(3.30)	$(2.67)	$(1.01)	$(1.21)

Diluted	$(2.19)	$(3.52)	$(3.30)	$(2.67)	$(1.01)	$(1.21)

	YEAR ENDED DECEMBER 31,				THREE MONTHS ENDED MARCH 31,
	2012	2013	2014	2015	2015	2016
	(in thousands, except per share amounts)
Weighted-average shares used to compute net income (loss) per share attributable to common stockholders:
Basic	3,053	3,144	3,338	3,893	3,686	4,267

Diluted	7,158	3,144	3,338	3,893	3,686	4,267

Pro forma net income per share attributable to common stockholders(2):
Basic				$0.02		$(0.19)

Diluted				$0.01		$(0.19)

Pro forma weighted-average shares used to compute net income (loss) per share attributable to common stockholders:
Basic				12,416		12,790

Diluted				13,689		12,790

Other Financial Information:
Adjusted EBITDA(4)	$(5,734)	$4,316	$4,918	$4,751	$(13)	$(821)

(1)	Includes stock-based compensation as follows:

	YEAR ENDED DECEMBER 31,				THREE MONTHS ENDED MARCH 31,
	2012	2013	2014	2015	2015	2016
	(in thousands)
Cost of revenue	$46	$45	$49	$31	$13	$5
Research and development expense	377	339	362	305	103	69
Sales and marketing expense	378	148	413	692	144	205
General and administrative expense	387	275	313	150	46	55
Offering costs	—	—	38	—	—	—

Total stock-based compensation expense	$1,188	$807	$1,175	$1,178	$306	$334

(2)

See note 2 of the notes to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculation of our net loss per share attributable to common stockholders, basic and diluted, and our pro forma net income per share attributable to common stockholders, basic and diluted.

(3)

2012 net income (loss) attributable to common stockholders and net income (loss) per share attributable to common stockholders—basic and diluted was impacted by the recapitalization of previously outstanding preferred stock.

(4)	See “—Adjusted EBITDA” below.

Adjusted EBITDA

We use adjusted EBITDA as a key measure to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In addition, we believe the exclusion of certain expenses in calculating adjusted EBITDA can provide a useful measure for period-to-period comparisons of our business. Accordingly, we believe that adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

Adjusted EBITDA is not prepared in accordance with U.S. generally accepted accounting principles, or GAAP, and should not be considered in isolation of, or as an alternative to, measures prepared in accordance with GAAP. In addition, adjusted EBITDA is not based on any comprehensive set of accounting rules or principles. As a non-GAAP measure, adjusted EBITDA has limitations in that it does not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP. Some of these limitations are that our adjusted EBITDA:

•	does not reflect interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

•	does not reflect the amounts we paid in taxes or other components of our tax expense;

•	does not reflect the stock-based component of employee compensation;

•	does not reflect the non-cash charges of depreciation and amortization;

•	does not reflect offering costs written off due to delays in offering activities; and

•	may be calculated differently than such metric is calculated by other companies, limiting its usefulness as a comparative measure.

Because of these limitations, you should consider adjusted EBITDA alongside other financial performance measures, including our financial results presented in accordance with GAAP.

The following table presents a reconciliation of net income (loss) to adjusted EBITDA:

	YEAR ENDED DECEMBER 31,				THREE MONTHS ENDED MARCH 31,
	2012	2013	2014	2015	2015	2016
	(in thousands)
Net income (loss)	$(10,867)	$235	$297	$900	$(905)	$(2,330)
Interest income (expense) and other, net	3,060	2,183	63	535	153	447
Income tax expense	96	98	96	166	19	15
Depreciation and amortization	789	993	1,366	1,972	414	713
Stock-based compensation	1,188	807	1,175	1,178	306	334
Offering costs	—	—	1,921	—	—	—

Adjusted EBITDA	$(5,734)	$4,316	$4,918	$4,751	$(13)	$(821)

	AS OF DECEMBER 31,				AS OF MARCH 31, 2016
	2012	2013	2014	2015
	(in thousands)
Cash and cash equivalents	$7,405	$11,178	$6,939	$10,121	$14,822
Working capital	16,056	15,282	12,169	18,468	15,421
Total assets	32,411	32,968	33,817	52,848	60,530
Total long-term debt(1)	11,460	10,592	7,974	15,910	23,583
Warrant liability	2,260	3,170	3,568	2,865	2,811
Redeemable convertible preferred stock	64,060	75,361	86,662	97,963	100,788
Accumulated deficit	(186,747)	(186,512)	(186,215)	(185,315)	(187,645)
Total stockholders’ deficit	(56,862)	(67,028)	(76,471)	(85,035)	(89,770)

(1)

We elected to early adopt ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs, and for 2014 and 2015 and the three months ended March 31, 2016 presented herein have reclassified debt issuance costs that are not material from other current and non-current assets to be an offset of the associated current and long-term debt balances. For 2012 and 2013, we have not reclassified debt issuance costs that are not material.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis together with our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Risk Factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

Our mission is to provide wireless connectivity to billions of everyday items and to deliver, to the digital world, each item’s unique identity, location and authenticity. Our platform connects billions of everyday items such as apparel, medical supplies, automobile parts, drivers licenses, food and luggage to applications such as inventory management, patient safety, asset tracking and item authentication, delivering real-time information to businesses about items they create, manage, transport and sell.

We were founded in 2000 and, since 2003, have been focused on our mission of item connectivity and Item Intelligence. We have invested over $160 million to develop our platform since 2003, including $150 million in research and development expense, $9 million in development agreement costs and $1 million in internal-use capitalized software costs. Our platform comprises:

•

Tag ICs. Tag ICs attach to and uniquely identify items, which together comprise endpoints. We launched our first Monza tag IC in 2005 and have brought to market five subsequent Monza product families. Each family has offered new or enhanced features and functionalities or reduced cost. Most recently, we introduced our Monza R6 product family, which has longer read range and enhanced functionality when compared with prior generation tag ICs. We have shipped over 13 billion Monza tag ICs since 2005, including approximately 2.6 billion and 3.8 billion in the 12 months ended March 31, 2015 and 2016, respectively.

•

Reader ICs. Reader ICs enable wireless, bidirectional communications with tag ICs. In July 2008, we acquired our Indy reader IC business from Intel Corporation, and have brought to market three subsequent Indy reader IC products. Most recently we introduced the RS500, a reader system-in-package, which greatly reduces OEM and ODM time-to-market and simplifies embedding RAIN functionality in virtually any device. OEM and ODM partners typically place large orders of our reader ICs for use in their products. These orders often secure supply for an extended period of time or complete production runs, resulting in variability in the timing of shipments and associated revenue of our reader ICs in particular periods.

•

Readers and Gateways. Stationary and mobile readers read, write, authenticate or otherwise engage tag ICs; gateways integrate stationary readers with scanning antennas to locate and track tagged items. We launched our first Speedway reader in 2006 and have brought to market two subsequent Speedway product families as well as firmware/software enhancements. In 2010, we introduced our first gateway, xPortal, optimized for reading tags in transition zones such as doors and hallways. In 2014, we introduced our xArray gateway, optimized for reading tags over a wide area such as store floors, manufacturing facilities and hospital rooms.

•

Software. Our software configures, manages and controls readers and gateways, aggregates and transforms data from endpoints, and delivers Item Intelligence to enterprise and consumer applications. In 2015, we introduced our ItemSense software, an operating system that links the physical and digital world. ItemSense extracts Item Intelligence, which is derived from tag reads and delivers it to enterprise applications via query and event APIs. ItemSense also centralizes reader and gateway configuration, management and control. Currently piloting in retail and healthcare, ItemSense is modular and scalable, and can operate on-premises, in hybrid-cloud or in cloud-based environments. To date software revenue has not been material.

In 2015, we had leading market share with 65% and 61% of the tag and reader IC unit volume, respectively, based on our calculations derived from research conducted by IDTechEx, an information-technology research firm. We believe we continue to have leading market share in the tag IC and reader IC markets. We estimate we enable approximately 70% unit volume of the stationary reader market inclusive of our readers and readers powered by our reader ICs. We also believe that the majority of handheld readers use our reader ICs.

We derive a substantial majority of our revenue from sales of our platform products. We also occasionally derive revenue from non-recurring engineering, or NRE, development agreements under which we develop customized products or services. Although we will continue to pursue strategic NRE opportunities, we expect NRE-based revenue to fluctuate in future periods, and over time to decline as a percentage of total revenue.

We manage our business using a capital-efficient operating model that leverages third-party semiconductor foundries and subcontractors to produce and test our ICs and contract manufacturers to assemble and test our readers and gateways. We designed this production model to scale efficiently with volume. We leverage a partner channel comprising distributors, system integrators, value added resellers, or VARs, and software solution partners to deliver our products and scale revenue.

The efficiency of our operating model allows us to invest strategically in product development and in sales and marketing. In 2014 and 2015, we invested $15.0 million and $17.3 million, respectively, in research and development, including expenses related to NRE development agreements and capitalized internal-use software development costs. We intend to continue to invest significantly in research and development to maintain our technology leadership. In 2014 and 2015, we invested $10.7 million and $14.3 million, respectively, in sales and marketing and intend to continue to invest in sales and marketing. We are investing in our go-to-market strategy to increase our direct engagement with potential end users of our platform by expanding our sales and marketing personnel over the next 12 months, including internationally. These investments will increase operating expenses on an absolute dollar basis for the foreseeable future. Many of these investments will occur in advance of experiencing any direct benefit from them and may affect our profitability, or cause an operating loss, in future periods.

Our total revenue was $63.8 million and $78.5 million for 2014 and 2015, respectively, and $16.1 million and $21.6 million for the three months ended March 31, 2015 and 2016, respectively. Our net income was $297,000 and $900,000 for 2014 and 2015, respectively. Our adjusted EBITDA was $4.9 million and $4.8 million for 2014 and 2015, respectively. For a definition of adjusted EBITDA and a reconciliation of adjusted EBITDA to net income, see “Selected Consolidated Financial Data.”

We currently anticipate a net loss for the year ending December 31, 2016, and intend to manage our business so that it is approximately break-even on an adjusted EBITDA basis for the same period. However, we could experience negative adjusted EBITDA for this period for a number of reasons. Please see the section of this prospectus captioned “Risk Factors” for factors that may affect our future financial results.

Factors Affecting Our Performance

Investing in Growth

We have invested, and plan to continue to invest significant amounts in research and development activities to introduce new hardware and software products and enhance existing products comprising our platform. We plan to expand our software deployment models and software functionalities over time as we promote our platform and the value it can deliver in a wide variety of use cases. In addition, we plan to enhance gateway products to help drive gateways as the preferred connectivity devices for retail, healthcare and other industries, and to develop next-generation reader ICs. We may selectively enter into arrangements with others with whom we have relationships, such as customers, vendors and channel partners, to fund all or a portion of certain of these research and development initiatives. If we are unsuccessful with attracting such funding, our operating results and time to market for products may be adversely affected. We also are investing in sales and marketing to directly engage potential end users of our platform and are deepening product integration with software partners to accelerate the development and adoption of solutions based on the Impinj Platform. These investments will increase research and development and sales and marketing expenses on an absolute dollar basis for the foreseeable future. Many of these investments will occur in advance of experiencing any direct benefit from them and may affect our profitability in future periods.

Market Adoption

Our financial performance generally depends upon the rate, scope and depth of end-user adoption of our platform in multiple industries, including the retail industry which is our largest end market. In 2011, Round Rock Research brought a patent infringement lawsuit against several large retailers and other end users of RAIN technology, which adversely affected market adoption. In late 2013, we and numerous RAIN technology companies obtained a license from Round Rock Research; however the end users that were parties to the lawsuit did not finalize their settlements with Round Rock until early 2015. In 2013 and 2014, some major retailers, brand owners and other entities initiated new or expanded current deployments, and in 2015 began more rapid expansion, which increased our product sales. We believe these deployments indicate a trend toward greater RAIN adoption in retail and other markets, and we intend to continue to introduce new platform products to further grow overall market adoption. In addition, we believe greater adoption of our software will increase the value of the other parts of our platform, which we believe will further drive adoption over the longer term. If market adoption of RAIN technology and our platform products specifically, does not meet our expectations, our growth prospects and operating results will be adversely affected. In addition, if tag IC sales (one indicator of market adoption) exceed expectations or if we discount prices to win a particularly large opportunity, our revenue and profitability may be positively affected, but gross margins may be negatively affected depending on product mix for the applicable period.

Timing and Complexity of Customer Deployments

From 2010 to 2015, our tag IC sales volumes increased at a compounded annual growth rate of 30%. However, deployment of RAIN-based solutions has been uneven and unpredictable in scope, timing and implementation. For end users to gain business value from our platform, they typically must integrate our platform with their applications and information systems. We have a large and multi-tiered partner channel which serves many markets and end users; we rely on these channel partners to deploy or integrate our platform and products with end user applications and information systems. If our partners fail to deploy or integrate our platforms and products as planned then sales of our products and our reputation may be adversely affected. As a result of these factors and our reliance on our channel partners, we may experience significant fluctuation in revenue on a quarterly basis, and we anticipate these factors will continue to characterize our business for the foreseeable future. Therefore, we focus on annual results as they are more relevant for planning and for evaluating our performance.

In addition, we enter into NRE development agreements which typically include initial funding with a requirement for us to meet certain milestones in order to receive additional funding for the NRE engagement. If we are unable to meet such milestones, we may not realize the full benefits of the NRE engagement.

Average Selling Price

We occasionally discount prices of our products to win opportunities, particularly large opportunities. In future periods we expect our hardware ASPs to fluctuate based on the level of discounting and competitive price pressure, but decline over time. Historically, we have been able to implement manufacturing and quality improvements to effectively reduce the cost per unit of our products, allowing us to maintain, and in some cases increase, gross margins.

Components of Results of Operations

Revenue

We currently generate revenue from the sale of platform products and development, service and licensing agreements.

Product Revenue

Substantially all of our product revenue is currently derived from sales of tag ICs, reader ICs, readers and gateways, and software. We generate our product revenue as follows:

•

We sell our tag ICs primarily to inlay manufacturers. In 2015, sales of tag ICs represented 67% of our product revenue, and we expect tag IC sales to represent a majority of our product revenue for the foreseeable future. In 2015, sales to Avery, Shang Yang and Smartrac accounted for 23%, 22% and 20% of our tag IC revenue and 16%, 15% and 14% of our total revenue, respectively. We expect this concentration to decrease over time as demand for our tag IC products increases.

•

We sell our reader ICs primarily to original equipment manufacturers, or OEMs, and other end user customers through distributors. In 2015, sales to our top two reader IC customers each accounted for 23% of our reader IC revenue, but neither represented more than 10% of total revenue. We expect customer concentration for reader ICs to decrease over time as demand for RAIN solutions grows and the number of OEMs increases.

•

We sell most of our readers and gateways indirectly to VARs and system integrators through distributors and are beginning to sell software through these partners and software solution partners. In 2015, we had one distributor, BlueStar, Inc., that accounted for 39% of our readers and gateway revenue and 10% of our total revenue. We have not experienced customer concentration in our reader, gateway and software product lines.

We sell our products through a broad network of distribution channel partners; many of such channel partners sell multiple Impinj products. In addition, to generate and capture Item Intelligence and take advantage of the benefits associated with our integrated platform, end users must deploy multiple products. As a result, we evaluate performance based primarily on total product revenue.

For our tag ICs and reader ICs, we generally recognize product revenue upon shipment because the relevant criteria for revenue recognition are met at that time. For our reader and gateway products, which are occasionally sold with other products and support, revenue is allocated to each separate deliverable on a relative fair value basis and is generally recognized upon shipment or deferred and recognized ratably over the contract service period. We sell our software and expect modest revenue from our newly introduced software for the foreseeable future. We believe software revenue will grow over time, but it has not been material to date.

Development, Service and Licensing Revenue

Our development, service and licensing revenue includes revenue from services performed under custom development agreements and for rights to technology through licenses. Substantially all of our development, service and licensing revenue is derived from NRE development agreements. We often receive payment from customers in advance of completion of deliverables. These payments are recorded as deferred revenue until they are earned, and we generally recognize revenue under these contracts using the percentage of completion method. Our development projects are customized to the customer’s requirements and, therefore, our gross margin varies from project to project. We intend to pursue strategically important development agreements with end users and others to fund product development. In the future we expect revenue from such agreements to fluctuate and over time to decline as a percentage of total revenue.

Cost of Revenue and Gross Margin

Cost of product revenue includes costs associated with the manufacture of our tag ICs, reader ICs, readers and gateways, including direct materials and manufacturing costs as well as associated overhead costs such as logistics, quality control, planning and procurement. We outsource the manufacturing of our readers and gateways to a third-party contract manufacturer, and our costs for these devices are based on negotiated prices for finished goods. Cost of product revenue also includes charges for inventory write-downs, warranty costs and accrued losses on purchase commitments to third-party contract manufacturers. Our gross margins vary by product, with tag IC margins generally lower than total gross margins, and all other hardware and software product margins generally higher than total gross margins. As such, our total product gross margin varies from period to period as a function of product mix.

Cost of development, service, and licensing revenue consists primarily of direct labor and other costs, such as travel and materials, associated with fulfilling deliverables as part of an agreement. These agreements generally have higher gross margins than our total gross margins. Our development agreements are customized to the customer’s requirements and our gross margin varies from project to project.

Operating Expenses

Research and Development

Research and development expense consists primarily of salaries and related compensation costs, including stock-based compensation expense, for our product development personnel, contract developers, prototype materials and other expenses related to the development of new and innovative products and solutions. We expect research and development expense to increase in absolute dollars in future periods for platform product development.

Research and development costs are expensed as incurred. However, certain of our investments related to research and development are not recorded as research and development expense. Costs incurred that are directly attributable to development agreements are classified as costs of development, service and licensing revenue. Costs incurred to develop software for internal use that meet the criteria for capitalization are capitalized in the period incurred and depreciated over the estimated useful life of the software, typically three years. Our total investment in research and development was $15.0 million and $17.3 million in 2014 and 2015, respectively. These amounts include $13.9 million and $17.0 million in research and development expense, $169,000 and $113,000 of internal-use software development costs capitalized, and $967,000 and $133,000 of development costs for NRE agreements in 2014 and 2015, respectively.

Selling and Marketing

Selling and marketing expense consists primarily of salaries and related variable compensation costs, including stock-based compensation expense, for our sales personnel, as well as travel, advertising and promotional expenses and other related expenses. We anticipate that sales and marketing expense will increase in absolute dollars, as we increase personnel and focus on expanding our market penetration, developing strategic partnerships and driving adoption of our platform. We expect incentive sales compensation to fluctuate as a function of sales.

General and Administrative

General and administrative expense consists primarily of salaries and related compensation costs, including stock-based compensation expense, for our executive, finance, human resources and information technology personnel, legal, accounting and other professional services, travel and related expenses, insurance, occupancy and other overhead costs. We expect our general and administrative expenses to increase in absolute dollars as we add personnel and facilities to support our growth. In addition, we will incur additional compliance and reporting costs as a public company.

Interest Income (Expense) and Other, Net

Interest expense consists primarily of interest on our credit facilities and amortization of deferred financing fees associated with such facilities. Other income and expense, net consists primarily of a payment from a third party in exchange for early termination of the lease for our corporate headquarters and changes in the fair value of outstanding redeemable convertible preferred stock warrants.

Results of Operations

The following table presents our consolidated results of operations for the periods indicated as a percentage of total revenue, with the exception of cost of product revenue and cost of development, service and licensing revenue which are presented as a percentage of related revenue. Percentages from certain line items do not sum to the subtotal or total line items due to rounding. The period-to-period comparisons of results are not necessarily indicative of results for future periods.

	YEAR ENDED DECEMBER 31,		THREE MONTHS ENDED MARCH 31,
	2014	2015	2015	2016
Revenue:
Product revenue	92.5%	98.6%	99.6%	99.6%
Development, service and licensing revenue	7.5	1.4	0.4	0.4

Total revenue	100.0	100.0	100.0	100.0
Cost of revenue:
Cost of product revenue	49.0	48.1	49.9	48.4
Cost of development, service and licensing revenue	23.3	25.0	52.9	47.5

Total cost of revenue	47.1	47.8	49.9	48.4

Gross profit	52.9	52.2	50.1	51.6
Operating expenses:
Research and development expense	21.8	21.7	25.3	23.9
Sales and marketing expense	16.7	18.3	18.7	22.8
General and administrative expense	10.6	10.2	10.7	13.5
Offering costs	3.1	—	—	—

Total operating expenses	52.2	50.2	54.7	60.2

Income (loss) from operations	0.7	2.0	(4.6)	(8.6)
Interest income (expense) and other, net	(0.1)	(0.7)	(1.0)	(2.1)

Income (loss) before tax expense	0.6	1.4	(5.5)	(10.7)
Income tax expense	(0.2)	(0.2)	(0.1)	(0.1)

Net income (loss)	0.5%	1.1%	(5.6)%	(10.8)%

Comparison of Years Ended December 31, 2014 and 2015

Revenue

	YEAR ENDED DECEMBER 31,		CHANGE 2014 VS. 2015
	2014	2015	IN DOLLARS	PERCENTAGE
	(in thousands, except percentages)
Product revenue	$58,970	$77,389	$18,419	31.2%
Development, service and licensing revenue	4,793	1,090	(3,703)	(77.3)

Total revenue	$63,763	$78,479	$14,716	23.1

Total revenue increased for 2015 compared to 2014 driven by increased demand for our products from new and existing customers across multiple industry verticals, particularly retail apparel and healthcare. Product revenue increased for 2015 compared to 2014 as (1) tag IC and (2) reader and gateway shipment volumes increased 45.3% and 26.1%, respectively; offset by a decrease in average selling prices for (1) tag ICs and (2) readers and gateways of 2.3% and 4.6%, respectively. Development, service and licensing revenue decreased in 2015 compared to 2014 as we completed work under development agreements in 2014 that were not replaced with new agreements in 2015.

Gross Profit

	YEAR ENDED DECEMBER 31,		CHANGE 2014 VS. 2015
	2014	2015	IN DOLLARS	PERCENTAGE
	(in thousands, except percentages)
Product gross profit	$30,056	$40,157	$10,101	33.6%
Cost of development, service and licensing revenue gross profit	3,675	817	(2,858)	(77.8)

Total gross profit	$33,731	$40,974	$7,243	21.5

Product gross margin	51.0%	51.9%
Cost of development, service and licensing revenue gross margin	76.7	75.0
Total gross margin	52.9	52.2

Total gross profit increased for 2015 compared to 2014 primarily as a result of increased product revenue. Product gross margin increased in 2015 compared to 2014 due to (1) the sale of $492,000 of inventory previously written down and (2) manufacturing and quality improvements for our tag ICs which reduced our inventory write downs period over period by $347,000.

Operating Expenses

Research and Development

	YEAR ENDED DECEMBER 31,		CHANGE 2014 VS. 2015
	2014	2015	IN DOLLARS	PERCENTAGE
	(in thousands, except percentages)
Research and development expense	$13,889	$17,005	$3,116	22.4%

Research and development expense increased in 2015 compared to 2014 due to increases of $2.2 million in personnel costs. We also experienced lower revenue from NRE development agreements which resulted in a redeployment of these resources and related costs of $832,000 to research and development.

Sales and Marketing

	YEAR ENDED DECEMBER 31,		CHANGE 2014 VS. 2015
	2014	2015	IN DOLLARS	PERCENTAGE
	(in thousands, except percentages)
Sales and marketing expense	$10,662	$14,343	$3,681	34.5%

Sales and marketing expense increased in 2015 compared to 2014 due to increases of $3.0 million in personnel costs and $692,000 in additional costs for marketing, advertising and sales related travel and supplies expenses.

General and Administrative

	YEAR ENDED DECEMBER 31,		CHANGE 2014 VS. 2015
	2014	2015	IN DOLLARS	PERCENTAGE
	(in thousands, except percentages)
General and administrative expense	$6,765	$8,025	$1,260	18.6%

General and administrative expense increased in 2015 compared to 2014 due to increases of $623,000 in rent, utilities and depreciation associated with new facilities, $506,000 in personnel costs and $136,000 in professional service, travel, supplies and office expenses.

Offering Costs

	YEAR ENDED DECEMBER 31,		CHANGE 2014 VS. 2015
	2014	2015	IN DOLLARS	PERCENTAGE
	(in thousands, except percentages)
Offering costs	$1,959	$—	$(1,959)	NR

Offering costs include the expenses incurred in connection with a proposed offering of our capital stock which were expensed in the fourth quarter of 2014. Offering costs incurred in 2015 were $637,000 and are currently capitalized as they are expected to offset proceeds from our proposed initial public offering.

Interest Income (Expense) and Other, Net

	YEAR ENDED DECEMBER 31,		CHANGE 2014 VS. 2015
	2014	2015	IN DOLLARS	PERCENTAGE
	(in thousands, except percentages)
Interest expense	$(901)	$(1,208)	$(307)	34.1%
Other income (expense), net	$838	$673	$(165)	(19.7)%

Interest expense increased for 2015 compared to 2014 due to increased borrowings under our credit facilities in 2015 and additional borrowings under our mezzanine credit facility which carries an interest rate of 18%.

Other income (expense), net decreased for 2015 compared to 2014 due to the non-recurrence of a payment of $1.2 million from a third party in exchange for early termination of the lease for our corporate headquarters in 2014 offset by changes in the fair value of outstanding convertible preferred stock warrants.

Comparison of Three Months Ended March 31, 2015 and 2016

Revenue

	THREE MONTHS ENDED MARCH 31,		CHANGE 2015 VS. 2016
	2015	2016	IN DOLLARS	PERCENTAGE
	(in thousands, except percentages)
Product revenue	$15,995	$21,551	$5,556	34.7%
Development, service and licensing revenue	70	80	10	14.3

Total revenue	$16,065	$21,631	$5,566	34.6

Total revenue increased for the three months ended March 31, 2016 compared to the three months ended March 31, 2015 driven by increased demand for our products from new and existing customers across multiple industry verticals, particularly retail apparel and healthcare. Product revenue increased for the three months ended March 31, 2016 compared to 2015 as (1) tag IC and (2) reader and gateway shipment volumes increased 43.8% and 31.9%, respectively; offset by a decrease in average selling prices for (1) tag ICs and (2) readers and gateways of 1.0% and 5.2%, respectively, as a result of sales mix. Additionally, our product revenue increased by approximately $250,000 from the sale of software for the three months ended March 31, 2016 compared to 2015.

Gross Profit

	THREE MONTHS ENDED MARCH 31,		CHANGE 2015 VS. 2016
	2015	2016	IN DOLLARS	PERCENTAGE
	(in thousands, except percentages)
Product gross profit	$8,017	$11,114	$3,097	38.6%
Cost of development, service and licensing revenue gross profit	33	42	9	27.3

Total gross profit	$8,050	$11,156	$3,106	38.6

Product gross margin	50.1%	51.6%
Cost of development, service and licensing revenue gross margin	47.1	52.5
Total gross margin	50.1	51.6

Total gross profit increased for the three months ended March 31, 2016 compared to the three months ended March 31, 2015 primarily as a result of increased product revenue. Product gross margin increased in the three months ended March 31, 2016 compared to the three months ended March 31, 2015 primarily due to volume pricing discounts of 7.5% from our vendors for our tag IC products offset by a decrease in average selling prices for (1) tag ICs and (2) readers and gateways of 1.0% and 5.2%, respectively.

Operating Expenses

Research and Development

	THREE MONTHS ENDED MARCH 31,		CHANGE 2015 VS. 2016
	2015	2016	IN DOLLARS	PERCENTAGE
	(in thousands, except percentages)
Research and development expense	$4,058	$5,171	$1,113	27.4%

Research and development expense increased in the three months ended March 31, 2016 compared to the three months ended March 31, 2015 due to increases of $721,000 in personnel costs, $218,000 in rent, and $140,000 in lab supplies, equipment and other expenses.

Sales and Marketing

	THREE MONTHS ENDED MARCH 31,		CHANGE 2015 VS. 2016
	2015	2016	IN DOLLARS	PERCENTAGE
	(in thousands, except percentages)
Sales and marketing expense	$3,004	$4,922	$1,918	63.8%

Sales and marketing expense increased in the three months ended March 31, 2016 compared to the three months ended March 31, 2015 due to increases of $1.4 million in personnel costs, $68,000 in professional services, $99,000 in rent, $182,000 in marketing and advertising costs and $161,000 in sales related travel expenses.

General and Administrative

	THREE MONTHS ENDED MARCH 31,		CHANGE 2015 VS. 2016
	2015	2016	IN DOLLARS	PERCENTAGE
	(in thousands, except percentages)
General and administrative expense	$1,721	$2,931	$1,210	70.3%

General and administrative expense increased in the three months ended March 31, 2016 compared to the three months ended March 31, 2015 due to increases of $354,000 in personnel costs, $515,000 in rent, utilities and depreciation associated with new facilities and $329,000 in professional services.

Interest Income (Expense) and Other, Net

	THREE MONTHS ENDED MARCH 31,		CHANGE 2015 VS. 2016
	2015	2016	IN DOLLARS	PERCENTAGE
	(in thousands, except percentages)
Interest expense	$(215)	$(487)	$(272)	126.5%
Other income (expense), net	$62	$40	$(22)	(35.5)%

Interest expense increased for the three months ended March 31, 2016 compared to the three months ended March 31, 2015 due to higher outstanding borrowings in 2016 under our mezzanine credit facility which carries an interest rate of 18%.

Quarterly Results of Operations

The following tables set forth selected unaudited consolidated quarterly statements of operations data for the last eight quarters, as well as the percentage that each line item represents of total revenue, with the exception of cost of product revenue and cost of development, service and licensing revenue which are presented as a percentage of related revenue. Percentages from certain line items do not sum to the subtotal or total line items due to rounding. The consolidated financial statements for each of these quarters have been prepared on the same basis as the audited consolidated financial statements for the years ended December 31, 2014 and 2015 included elsewhere in this prospectus and, in the opinion of management, reflect all adjustments, which include normal recurring adjustments, necessary to state fairly our results of operations and financial position for these periods. These data should be read in conjunction with the audited consolidated financial statements and accompanying notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	THREE MONTHS ENDED
	JUNE 30, 2014	SEPT 30, 2014	DEC 31, 2014	MAR 31, 2015	JUNE 30, 2015	SEPT 30, 2015	DEC 31, 2015	MAR 31, 2016
	(in thousands, except percentages)
Consolidated Statements of Operations Data:
Revenue:
Product revenue	$14,957	$16,460	$15,067	$15,995	$18,871	$20,299	$22,224	$21,551
Development, service and licensing revenue	1,905	738	122	70	252	365	403	80

Total revenue	16,862	17,198	15,189	16,065	19,123	20,664	22,627	21,631
Cost of revenue:
Cost of product revenue	7,497	7,914	7,483	7,978	8,877	9,962	10,415	10,437
Cost of development, service and licensing revenue	293	151	72	37	59	60	117	38

Total cost of revenue	7,790	8,065	7,555	8,015	8,936	10,022	10,532	10,475

Gross profit	9,072	9,133	7,634	8,050	10,187	10,642	12,095	11,156
Gross margin	53.8%	53.1%	50.3%	50.1%	53.3%	51.5%	53.5%	51.6%
Operating expenses:
Research and development expense	3,733	3,929	3,490	4,058	3,917	4,189	4,841	5,171
Sales and marketing expense	2,795	2,782	2,769	3,004	3,289	3,724	4,326	4,922
General and administrative expense	1,707	1,694	1,810	1,721	1,771	2,127	2,406	2,931
Offering costs	—	—	1,959	—	—	—	—	—

Total operating expenses	8,235	8,405	10,028	8,783	8,977	10,040	11,573	13,024

Income (loss) from operations	837	728	(2,394)	(733)	1,210	602	522	(1,868)
Interest income (expense) and other, net	(925)	(164)	1,289	(153)	(206)	(560)	384	(447)

Income (loss) before tax expense	(88)	564	(1,105)	(886)	1,004	42	906	(2,315)
Income tax expense	(24)	(24)	(24)	(19)	(30)	(29)	(88)	(15)

Net income (loss)	$(112)	$540	$(1,129)	$(905)	$974	$13	$818	$(2,330)

Other Financial Information:
Adjusted EBITDA(1)	$1,500	$1,380	$243	$(13)	$1,929	$1,330	$1,503	$(821)

(1)	See “Selected Consolidated Financial Data—Adjusted EBITDA” for additional information.

	THREE MONTHS ENDED
	JUNE 30, 2014	SEPT 30, 2014	DEC 31, 2014	MAR 31, 2015	JUNE 30, 2015	SEPT 30, 2015	DEC 31, 2015	MAR 31, 2016
Consolidated Statements of Operations Data:
Revenue:
Product revenue	88.7%	95.7%	99.2%	99.6%	98.7%	98.2%	98.2%	99.6%
Development, service and licensing revenue	11.3	4.3	0.8	0.4	1.3	1.8	1.8	0.4

Total revenue	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of revenue:
Cost of product revenue	50.1	48.1	49.7	49.9	47.0	49.1	46.9	48.4
Cost of development, service and licensing revenue	15.4	20.5	59.0	52.9	23.4	16.4	29.0	47.5

Total cost of revenue	46.2	46.9	49.7	49.9	46.7	48.5	46.5	48.4

Gross profit	53.8	53.1	50.3	50.1	53.3	51.5	53.5	51.6
Operating expenses:
Research and development expense	22.1	22.8	23.0	25.3	20.5	20.3	21.4	23.9
Sales and marketing expense	16.6	16.2	18.2	18.7	17.2	18.0	19.1	22.8
General and administrative expense	10.1	9.8	11.9	10.7	9.3	10.3	10.6	13.5
Offering costs	—	—	12.9	—	—	—	—	—

Total operating expenses	48.8	48.9	66.0	54.7	46.9	48.6	51.1	60.2

Income (loss) from operations	5.0	4.2	(15.8)	(4.6)	6.3	2.9	2.3	(8.6)

Interest income (expense) and other, net	(5.5)	(1.0)	8.5	(1.0)	(1.1)	(2.7)	1.7	(2.1)

Income (loss) before tax expense	(0.5)	3.3	(7.3)	(5.5)	5.3	0.2	4.0	(10.7)
Income tax expense	(0.1)	(0.1)	(0.2)	(0.1)	(0.2)	(0.1)	(0.4)	(0.1)

Net income (loss)	(0.7)%	3.1%	(7.4)%	(5.6)%	5.1%	0.1%	3.6%	(10.8)%

The following table presents a reconciliation of net income (loss) to adjusted EBITDA:

	THREE MONTHS ENDED
	JUNE 30, 2014	SEPT 30, 2014	DEC 31, 2014	MAR 31, 2015	JUNE 30, 2015	SEPT 30, 2015	DEC 31, 2015	MAR 31, 2016
	(in thousands)
Net income (loss)	$(112)	$540	$(1,129)	$(905)	$974	$13	$818	$(2,330)
Interest income (expense) and other, net	925	164	(1,289)	153	206	560	(384)	447
Income tax expense	24	24	24	19	30	29	88	15
Depreciation and amortization	337	350	374	414	425	443	689	713
Stock-based compensation	326	302	342	306	294	285	292	334
Offering costs	—	—	1,921	—	—	—	—	—

Adjusted EBITDA	$1,500	$1,380	$243	$(13)	$1,929	$1,330	$1,503	$(821)

Our quarterly product revenue increased for all periods presented above when compared to the same quarter of the prior year, reflecting increased demand for our products from new and existing customers. We cannot assure you that this pattern of product revenue growth will continue. Product revenue decreased sequentially quarter over quarter in the fourth quarter of 2014 as the volume of tag ICs was negatively impacted as a result of extended patent litigation negotiations between certain domestic end users and Round Rock Research. Product revenue decreased sequentially quarter over quarter in the first quarter of 2016 as the volume of reader-IC products shipped was lower than the fourth quarter of 2015 as fewer OEM and ODM partners placed large orders with shipments in the first quarter. We do not believe this sequential decline is indicative of a trend.

We pursue strategically important development agreements with end users and others to fund product development. Substantially all of our development, service and licensing revenue for the second quarter of 2014 was derived from a single development agreement which was completed in the second quarter of 2014. Substantially all of our development, service and licensing revenue for the third quarter of 2014 was due to the recognition of previously deferred revenue of $728,000. In the future we expect revenue from such agreements to fluctuate and over time to decline as a percentage of total revenue.

Our quarterly cost of revenue generally moves in line with the associated period’s total revenue. Product gross margin has remained relatively consistent at between 50% and 53% for the periods presented, fluctuating as a result of shifts in the mix of products shipped during each period. Our development projects are customized to the customer’s requirements and, therefore, our development, service and licensing gross margin varies from project to project but generally is higher than product gross margin. Total gross margin has declined over time from 53.8% for the second quarter of 2014 to 51.6% for the first quarter of 2016 as the portion of our total revenue attributable to higher margin development projects has decreased as a percentage of total revenue from 11.3% for the second quarter of 2014 to 0.4% for the first quarter of 2016.

Total operating expenses have generally increased or remained flat sequentially quarter over quarter for all periods presented above, primarily due to the continued addition of personnel in connection with the growth of our business, except for the fourth quarter of 2014 when we expensed offering costs.

We evaluate our total investment in technology development based upon the combined total of research and development costs and cost of development revenue which remained consistent period over period as a percentage of total revenue. Our total investment in technology development increased or remained flat sequentially quarter over quarter for all periods presented above, primarily due to increases in headcount-related expenses from continued hiring to develop and enhance our products, except for the fourth quarter of 2014. Research and development expense decreased sequentially quarter over quarter for the fourth quarter of 2014 due to a $474,000 decrease in service provider fees, supplies and equipment costs as costs incurred in the third quarter of 2014 to bring our xArray gateway to market did not recur.

Liquidity and Capital Resources

As of March 31, 2016, we had cash and cash equivalents of $14.8 million, consisting of cash deposits held at major financial institutions, and working capital of $15.4 million. Historically, we funded our operations principally through the issuance of equity securities or the incurrence of debt. In 2014 and 2015, our principal uses of cash were funding operations to generate revenue growth, debt service payments, and capital expenditures. We intend to continue investing in the growth of our business, and there is no assurance that we will be able to consistently fund our business out of operating cash flows in the future.

Sources of Funds

We believe, based on our current operating plan, that our existing cash and cash equivalents and available borrowings under our credit facility will be sufficient to meet our anticipated cash needs for at least the next 12 months.

From time to time, we may explore additional financing sources and means to lower our cost of capital, which could include equity, equity-linked and debt financing. In addition, in connection with any future acquisitions, we may require additional funding which may be provided in the form of additional debt, equity or equity-linked financing or a combination thereof. There can be no assurance that any additional financing will be available to us on acceptable terms.

Senior Credit Facility

We have a loan and security agreement, which we refer to as our senior credit facility, with Silicon Valley Bank. The credit facility provides for both revolver and term borrowings and as of May 2016, also provides for equipment term loans. The revolver matures in December 2017 and allows us to borrow up to the lesser of $15.0 million and a borrowing base tied to the amount of our eligible accounts receivable and inventory. As amended in May 2016, the revolver includes a sublimit of up to $5.0 million for the issuance of standby letters of credit. Interest on revolver borrowings is payable monthly and, prior to May 2016, accrued at a floating rate equal to the lender’s prime rate plus 2.5% at all times when our cash held at the bank plus the amount available to borrow on the revolver was less than or equal to $8.5 million, and 2.0% when our cash held at the bank plus the amount available to borrow on the revolver was greater than $8.5 million (5.5% at December 31, 2015 and March 31, 2016). As amended in May 2016, these margins were reduced to 2.25% and 1.75%, respectively. During the three months ended March 31, 2016, we had revolving line borrowings of $19.4 million and repayments of $11.7 million. At December 31, 2015 and March 31, 2016, $1.9 million and $10.4 million of revolver borrowings were outstanding, respectively. At December 31, 2015, we had available an additional $9.6 million in revolver borrowing capacity. At March 31, 2016, we had available an additional $1.5 million in revolver borrowing capacity.

In connection with the amendment of our senior credit facility in February 2015, we incurred $10.5 million in term borrowings and used such borrowing to refinance $8.0 million of pre-existing credit facility borrowings and for general corporate purposes. Interest on the term loan accrued at a floating rate equal to the lender’s prime rate plus 2.5% during a six month interest only period and at a floating rate equal to the lender’s prime rate plus 2.0% after expiration of the interest only period (5.5% at December 31, 2015 and March 31, 2016). Beginning in September 2015, we began paying 36 equal monthly installments of principal, plus accrued and unpaid interest. In May 2016, we further amended our senior credit facility to refinance the $10.5 million in outstanding term borrowings. As amended, interest on the term loan accrues at a floating rate equal to the lender’s prime rate plus 2.25% during a one year interest only period and at a floating rate equal to the lender’s prime rate plus 1.75% after expiration of the interest only period. Beginning in June 2017, we must begin paying 36 equal monthly installments of principal, plus accrued and unpaid interest. We may at our option prepay the outstanding term loan balance by paying the lender all principal and accrued and unpaid interest plus a prepayment fee equal to $210,000 if the term loan is prepaid on or prior to the first anniversary of the May 2016 amendment, and $105,000 if the term loan is prepaid after the first anniversary but on or prior to the second anniversary of the May 2016 amendment. All outstanding principal and accrued and unpaid interest on the term loan is due and payable in May 2020.

As amended in May 2016, our senior credit facility also provides for up to $2.0 million in equipment term loans to fund purchases of eligible equipment. Equipment loans are available for borrowing for one year following the May 2016 amendment date and mature in May 2020. Equipment loans are repaid in 36 equal monthly installments of principal, plus accrued and unpaid interest, following each borrowing and accrue interest at a floating rate equal to the lender’s prime rate plus 1.75%. We may at our option prepay the outstanding equipment loan balance by paying the lender all outstanding principal and accrued and unpaid interest plus a prepayment fee equal to 2.0% of the principal amount of each equipment loan prepaid if such equipment loan is prepaid on or prior to the first anniversary of the date such equipment loan was borrowed, and 1.0% of the principal amount of each equipment loan prepaid if such equipment loan is prepaid after the first anniversary of the date such equipment loan was borrowed.

The senior credit facility contains customary conditions to borrowing and affirmative and negative covenants, including covenants that restrict our and our subsidiaries’ ability to, among other things, dispose of assets, have a change of control, merge with or acquire other entities, incur indebtedness, grant liens on our assets, make distributions to holders of our capital stock, make investments or engage in transactions with our affiliates. The senior credit facility also requires us to maintain a minimum tangible net worth and liquidity ratio. We were in compliance with all covenants under our senior credit facility as of December 31, 2015 and March 31, 2016. Substantially all of our assets other than intellectual property are pledged as collateral under the senior credit facility.

In connection with our senior credit facility, we issued the lender three warrants to purchase an aggregate of 45,128 shares of Series 2 redeemable convertible preferred stock and one warrant to purchase 25,000 shares of common stock. The warrants exercisable for our Series 2 redeemable convertible preferred stock have an exercise price of $9.318 per share, and the warrant exercisable for our common stock has an exercise price of $2.52 per share. These warrants have a net exercise provision and contain provisions for adjustment of the exercise price and number of shares issuable upon the exercise of warrants in the event of certain stock dividends, stock splits, reorganizations, reclassifications and consolidations. The warrants to purchase 45,128 shares of our Series 2 redeemable convertible preferred stock will become exercisable for an aggregate of 56,409 shares of common stock in connection with the conversion of all our outstanding shares of convertible preferred stock into common stock immediately prior to the closing of this offering. If not exercised earlier, these warrants to purchase 41,666, 2,004 and 1,458 shares of our Series 2 stock will terminate on July 13, 2022, June 1, 2020 and February 1, 2021, respectively. The warrant to purchase 25,000 shares of our common stock will terminate on March 24, 2021.

Mezzanine Credit Facility

We have a mezzanine loan and security agreement, which we refer to as our mezzanine credit facility, with SG Enterprises II, LLC, which provides for a $5.0 million term loan. Interest on the term loan is payable monthly and accrues at a fixed per annum rate equal to 18.0%. Beginning in October 2017, we are required to pay equal monthly installments of principal equal to $138,889 through the maturity date. We may at our option and upon certain conditions, prepay the outstanding term loan balance without premium or penalty. All outstanding principal and accrued and unpaid interest on the term loan under the mezzanine credit facility is due and payable in October 2020. At December 31, 2015 and March 31, 2016, we had $5.0 million of outstanding indebtedness under the mezzanine credit facility.

The mezzanine credit facility contains customary conditions to borrowing and affirmative and negative covenants, including covenants that restrict our and our subsidiaries’ ability to, among other things, dispose of assets, merge with or acquire other entities, incur indebtedness, grant liens on our assets, make distributions to holders of our capital stock, make investments or engage in transactions with our affiliates. The mezzanine credit facility also requires us to maintain minimum revenues of at least 80% of our board-approved annual operating plan, measured quarterly on a year-to-date basis. Substantially all of our assets other than intellectual property are pledged as collateral under the mezzanine credit facility. We were in compliance with all covenants as of December 31, 2015 and March 31, 2016.

Use of Funds

Our principal uses of cash are our operating expenses, inventory purchases, debt repayment and other working capital requirements.

Historical Cash Flow Trends

The following table shows a summary of our cash flows for the periods indicated:

	YEAR ENDED DECEMBER 31,		THREE MONTHS ENDED MARCH 31,
	2014	2015	2015	2016
	(in thousands)
Net cash provided by (used in) operating activities	$(832)	$3,456	$(1,714)	$(2,161)
Net cash used in investing activities	(817)	(7,450)	(268)	(464)
Net cash provided by (used in) financing activities	(2,590)	7,176	2,329	7,326

Operating Cash Flows

Net cash provided by operating activities in 2015 consisted of $900,000 of net income, a $2.6 million impact of non-cash items, a $4.6 million increase in deferred rent due to tenant improvements and a net $2.3 million increase in accounts payable, accrued liabilities and accrued compensation and benefits due to the timing of when amounts came due. These benefits were offset by a $3.3 million increase in accounts receivable due to the timing of product shipments period over period, a $466,000 decrease in deferred revenue and a $2.8 million increase in inventory.

Net cash used in operating activities in 2014 consisted of $297,000 of net income, a $3.1 million impact of non-cash items and a net $1.4 million increase in accounts payable, accrued liabilities and accrued compensation and benefits due to the timing of when amounts came due. These benefits were offset by a $3.6 million increase in accounts receivable due to the timing of product shipments period over period, a $900,000 decrease in deferred revenue and an $800,000 increase in inventory. Net cash used in operating activities in the three months ended March 31, 2016 consisted of a $1.0 million impact of non-cash items, a $528,000 decrease in accounts receivable, a $245,000 increase in deferred revenue and a $554,000 increase in accounts payable, accrued liabilities and accrued compensation and benefits due to the timing of when amounts came due. These benefits were offset by cash uses consisting of $2.3 million in net loss, a $1.9 million increase in inventory as product was purchased in advance of sales to ensure supply and a $241,000 increase in prepaid expenses and other assets. Net cash used in operating activities in the three months ended March 31, 2015 consisted of a $707,000 impact of non-cash items, a $533,000 increase in deferred revenue and a $1.5 million increase in accounts payable, accrued liabilities and accrued compensation and benefits due to the timing of when amounts came due. These benefits were offset by cash uses consisting of $905,000 in net loss, a $2.5 million increase in accounts receivable due to the timing of product shipments period over period, a $724,000 increase in inventory and a $143,000 increase in prepaid expenses and other assets.

Investing Cash Flows

Net cash used in investing activities consisted of purchases of equipment of $1.0 million, $7.5 million, $268,000 and $464,000 in 2014 and 2015 and the three months ended March 31, 2015 and 2016, respectively. Net cash used in investing activities for 2014 was off-set by $200,000 resulting from the release of cash restrictions under our lease agreement.

Financing Cash Flows

Net cash used in financing activities in 2014 and 2015 and the three months ended March 31, 2015 and 2016 consisted of repayments of indebtedness of $2.7 million, $6.1 million, $598,000 and $11.8 million, respectively, of principal under our credit facility; payments of deferred offering costs of $0, $322,000, $0 and $69,000, respectively; and payments of $625,000, $824,000, $164,000 and $281,000, respectively, for capital lease financing obligations; off-set by proceeds from borrowings of $0, $13.9 million, $2.9 million and $19.4 million, respectively, and proceeds of $702,000, $538,000, $232,000 and $51,000, respectively, from the exercise of stock options.

Contractual Obligations

The following table reflects a summary of our contractual obligations as of March 31, 2016:

	PAYMENTS DUE BY PERIOD
	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
	(in thousands)
Credit facilities(1)	$27,064	$15,161	$9,084	$2,819	$—
Capital lease obligations	3,994	1,502	1,917	575	—
Operating lease obligations	34,041	2,959	6,128	6,034	18,920
Purchase commitments(2)	10,810	10,810	—	—	—

Total	$75,909	$30,432	$17,129	$9,428	$18,920

(1)

Credit facilities include estimated interest payments assuming a change in interest rates only for the conclusion of contractual interest only periods over the term of the repayment periods. As of March 31, 2016, we had principal outstanding under our credit facilities of $23.9 million with a blended interest rate of 8.1%.

(2)	We manufacture products with a third-party manufacturer under recurring one year agreements. We were committed to purchase $10.8 million of inventory as of March 31, 2016.

Critical Accounting Policies and Significant Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and related disclosure of contingent assets and liabilities, revenue and expenses at the date of the consolidated financial statements. Generally, we base our estimates on historical experience and on various other assumptions, in accordance with GAAP, that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under other assumptions or conditions.

Critical accounting policies and estimates are those that we consider the most important to the portrayal of our financial condition and results of operations because they require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Our critical accounting policies and estimates include those related to:

•	revenue recognition;

•	inventory;

•	income taxes;

•	stock-based compensation; and

•	warrant liability.

Revenue Recognition

We generate revenue from sales of our hardware and software products, development and service agreements and licensing agreements. We recognize product revenue when: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the price is fixed or determinable; and (4) collection is probable.

Hardware products are typically considered delivered upon shipment. Certain arrangements contain provisions for customer acceptance. Where we are unable to demonstrate that the customer acceptance provisions are met on shipment, revenue is deferred until all acceptance criteria have been met or the acceptance clause or contingency lapses.

For the sale of products to a distributor, we evaluate our ability to estimate returns, considering a number of factors including, the geography in which a sales transaction originates, payment terms and our relationship and past history with the distributor. Distributor agreements do not generally provide for a right of return for refund but do typically provide for a right of return in exchange for other similar products, subject to time and quantity limitations. If we are not able to estimate returns at the time of sale to a distributor, revenue recognition is deferred until there is persuasive evidence indicating the product has sold-through to an end user. Persuasive evidence of sell-through may include reports from distributors documenting sell-through activity, data indicating an order has shipped to an end user or other similar information. At the time of revenue recognition, we record reserves for sales returns which are estimated based on historical activity and expectations of future experience. We monitor and analyze actual experience and adjust reserves on a quarterly basis.

Our reader and gateway products are sold in combination with a limited hardware warranty against manufacturer defect. Our hardware warranty includes access to repair or replacement of hardware in the event of breakage or failure resulting directly from a manufacturer defect; this warranty is provided to all customers and considered an integral part of the initial product sale. Certain software is integrated with our reader and gateway products and is essential to the functionality of the integrated products. We also sell other software that configures, manages and controls readers which is not considered essential to the functionality of the hardware product.

Our multi-element arrangements generally include a combination of hardware products, extended warranty, support and other non-essential software. We allocate revenue to software and non-software deliverables based on their relative fair value. Accounting principles establish a hierarchy to determine the selling price to be used for allocating revenue to non-software deliverables as follows: (1) vendor-specific objective evidence of selling price, or VSOE; (2) third-party evidence of selling price, or TPE; and (3) best estimated selling prices, or ESP. VSOE generally exists only when we sell the deliverable separately and is the price actually charged by us for that deliverable on a stand-alone basis. When VSOE cannot be established, we attempt to establish the selling price of each element based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. We are unable to reliably determine what similar competitor products’ selling prices are on a stand-alone basis and are therefore typically not able to determine TPE. When we are unable to establish selling price using VSOE or TPE, we use ESP in the allocation of arrangement consideration. The objective of ESP is to determine the price at which we would transact a sale if the product or service were sold on a stand-alone basis.

Our ESPs for all products and services are calculated using a method consistent with the way management prices new products. We consider multiple factors in developing the ESPs for our products including our historical pricing and discounting practices, the costs incurred to manufacture the product or deliver the service, the nature of the customer relationship and market trends. In addition, we may consider other factors as appropriate, including the pricing of competitive alternatives if they exist and product-specific business objectives. We regularly review VSOE and ESP and maintain internal controls over the establishment and updates of these estimates.

For software deliverables, we recognize revenue in accordance with industry specific software accounting guidance for stand-alone software licenses and related support services. Revenue from software deliverables that do not require significant production, modification or customization of our software is generally recognized when: (1) delivery has occurred; (2) there is no customer acceptance clause in the contract; (3) there are no significant post-delivery obligations remaining; (4) the price is fixed; and (5) collection of the resulting receivable is reasonably assured. For transactions where we have established VSOE for the fair value of support services as measured by the renewal prices paid by our customers when the services are sold separately on a stand-alone basis, we use the residual method to determine the amount of software product revenue to be recognized. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the sales amount is recognized as license revenue. Support services revenue is deferred and recognized ratably over the period during which the services are to be performed, which is typically from one to three years. In those instances where we have not established VSOE of our support services, the license and service revenue is recognized on a straight-line basis over the support period.

Amounts allocated to extended support services sold with our reader products are deferred and recognized on a straight-line basis over the support services term.

We account for nonrecurring engineering development agreements that involve significant production, modification or customization of our products by generally recognizing the revenue over the performance period using the percentage of completion, or POC, method. Advance payments under these agreements are deferred and recognized as earned. Under the POC method of accounting, sales and gross profit are recognized as work is performed based on the relationship between actual costs incurred and total estimated costs to complete the contract. Changes to the original estimates may be required during the life of the contract. Estimates are reviewed quarterly and the effect of any change in the estimated profitability for a contract is reflected in cost of sales. The use of the POC method of accounting involves considerable use of estimates in determining revenue, costs and profits and in assigning the amounts to accounting periods. We account for licensing and service agreements that do not involve significant production, modification or customization of our products generally by recognizing the revenue ratably over the performance period; advance payments under these agreements are initially deferred.

We present revenue net of sales tax in our consolidated statements of operations. Shipping charges billed to customers are included in product revenue and the related shipping costs are included in cost of product revenue.

Inventory

Inventories consist of a combination of raw materials, work-in-progress and finished goods and are stated at the lower of cost or market. Cost is determined using the average costing method, which approximates the first in, first out, or FIFO, method. Reserves for excess and obsolete inventory are established based on our analysis of inventory levels and forecasted demand. Inventory write-downs are included in cost of revenue and were $538,000 and $191,000 for the years ended December 31, 2014 and 2015, respectively. Additionally, we sold inventory previously written-down of $0 and $492,000 for the years ended December 31, 2014 and 2015, respectively. We specifically identify inventory to write down by considering various factors at each reporting date, including inventory age, forecasted demand, new product release schedules, market conditions and other related factors. In considering forecasted demand, we also evaluate the likelihood of market adoption and demand from end users based upon each product’s lifecycle stage, longevity and historical product sales trends. Estimating the value of our inventory requires considerable judgment. Changes in our judgment could have a material impact on our results of operations, financial position and cash flows.

Income Taxes

We use the liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect when such assets and liabilities are recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the year that includes the enactment date. We determine deferred tax assets, including historical net operating losses, and deferred tax liabilities, based on temporary differences between the book and tax bases of assets and liabilities. We believe that it is currently more likely than not that our deferred tax assets will not be realized and as such, we have recorded a full valuation allowance for these assets of $50.1 million. We evaluate the likelihood of the ability to realize deferred tax assets in future periods on a quarterly basis, and when appropriate evidence indicates we would release our valuation allowance accordingly.

We utilize a two-step approach for evaluating uncertain tax positions. First, we evaluate recognition, which requires us to determine if the weight of available evidence indicates that a tax position is more likely than not to be sustained upon audit, including resolution of related appeals or litigation processes. If a tax position is not considered more likely than not to be sustained, no benefits of the position are recognized. Second, we measure the uncertain tax position based on the largest amount of benefit which is more likely than not to be realized on effective settlement. This process involves estimating our actual current tax exposure, including assessing the risks associated with tax audits, together with assessing temporary differences resulting from the different treatment of items for tax and financial reporting purposes. If actual results differ from our estimates, our net operating loss and credit carryforwards could be materially impacted.

At December 31, 2015, we had federal NOLs of $97.0 million and federal research and experimentation credit carryforwards of $7.5 million which may be used to reduce future taxable income or offset income taxes due. These NOLs and credit carryforwards expire in 2023 through 2035 and 2020 through 2035, respectively.

Our realization of the benefits of the NOLs and credit carryforwards depends on sufficient taxable income in future years. We have established a valuation allowance against the carrying value of our deferred tax assets, as it is not currently more likely than not that we will be able to realize these deferred tax assets. In addition, utilization of NOLs and credits to offset future income subject to taxes may be subject to substantial annual limitations due to the “change in ownership” provisions of the Code and similar state provisions. Events that cause limitations in the amount of NOLs that we may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined by Code Section 382, over a three-year period. Utilization of our NOLs and tax credit carryforwards could be significantly reduced if a cumulative ownership change of more than 50% has occurred in our past or occurs in our future.

We do not anticipate that the amount of our existing unrecognized tax benefits will significantly increase or decrease within the next 12 months. Due to the presence of NOLs in most jurisdictions, our tax years remain open for examination by taxing authorities back to 2000.

Stock-Based Compensation

Stock-based compensation cost is measured on the grant date, based on the estimated fair value of the award using a Black-Scholes pricing model and recognized as an expense over the employee’s requisite service period on a straight-line basis. We recorded stock-based compensation expense of $1.2 million in each of the years ended December 31, 2014 and 2015, and $306,000 and $334,000 for the three months ended March 31, 2015 and 2016, respectively. At December 31, 2015 and March 31, 2016, we had $2.9 million and $2.2 million, respectively, of total unrecognized stock-based compensation expense, net of estimated forfeitures, related to stock option grants that will be recognized over a weighted-average period of 2.8 and 2.7 years, respectively.

We account for stock-based compensation arrangements with non-employees using a fair value approach. The fair value of these options is measured using the Black-Scholes option pricing model reflecting the same assumptions as applied to employee options in each of the reported periods, other than the expected life, which is assumed to be the remaining contractual life of the option. The compensation costs of these arrangements are subject to remeasurement over the vesting terms as earned.

Our Black-Scholes option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected volatility of the price of our common stock, the expected term of the option, risk-free interest rates and the expected dividend yield of our common stock. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.

In determining the fair value of stock options granted, the following weighted-average assumptions were used in the Black-Scholes option pricing model for awards granted in the periods indicated:

	YEAR ENDED DECEMBER 31,		THREE MONTHS ENDED MARCH 31,
	2014	2015	2015	2016
Risk-free interest rates	1.8% – 2.0%	1.2% – 1.6%	1.4%	1.3%
Expected term	6.0 years	4.3 – 6.0 years	6.0 years	4.3 years
Expected dividends yield	None	None	None	None
Volatility	43.8% – 46.9%	41.5% – 43.4%	43.4%	41.7%

Our board of directors has historically determined the fair value of our common stock underlying stock options based upon information available at the time of grant. Given the absence of a public trading market for our common stock, and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid, our board of directors has exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock at each grant date, including:

•	contemporaneous valuations performed by independent third-party valuation firms;

•	our results of operations, history of profitability and other financial metrics;

•	our financial projections and future prospects giving specific weight to the actual and projected quarterly revenue growth of our business;

•	our stage of development and business strategy;

•	the financial condition and operating results of publicly-owned companies with similar lines of business and their historical volatility;

•

the prices of shares of our redeemable convertible preferred stock sold to investors in arms’ length transactions, and the rights, preferences and privileges of the redeemable convertible preferred stock relative to our common stock;

•	the progress of our research and development programs, including the introduction of new products or services;

•	external market conditions, both in the United States and globally, that could affect companies in the applicable sectors;

•	the likelihood of a liquidity event such as an initial public offering, a merger or sale of the company;

•	the current lack of marketability of our common stock as a private company;

•	the stock price performance of comparable public companies; and

•	the hiring of key personnel.

These estimates are inherently uncertain and if we had made different assumptions than those described above, the fair value of the underlying common stock and amount of our stock-based compensation expense, net income and net income per share amounts would have differed. Following the closing of this offering, the fair value per share of our common stock for purposes of determining stock-based compensation will be the closing price of our common stock as reported on The NASDAQ Global Select Market on the applicable grant date.

Based on the initial price to public of $14.00 per share, the intrinsic value of stock options outstanding at March 31, 2016 was $19.5 million, of which $11.3 million and $8.2 million related to stock options that were vested and unvested, respectively, at that date.

Warrant Liability

We account for warrant liabilities at fair value. Warrant liability costs are recognized based on their grant date fair value estimated using the Black-Scholes model. To date all warrants have been issued in connection with entering into or refinancing of our credit facilities and the costs of the warrants were accounted for as a debt discount which is amortized and recognized in interest expense over the term of the associated credit facility. Warrants issued to purchase preferred stock are adjusted to fair value at each period end as estimated using the Black-Scholes model and the associated change in fair value is included in other income (expense), net.

Off-Balance Sheet Arrangements

Since inception, we have not had any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or for another contractually narrow or limited purpose.

Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could adversely affect our business, financial condition and results of operations.

JOBS Act

We are an emerging growth company under the JOBS Act. The JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption.

Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on certain exemptions provided for in the JOBS Act we may not be required to, among other things, (1) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (2) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (3) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (4) disclose certain executive compensation related items such as the correlation between executive compensation and performance, and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until we are no longer an “emerging growth company,” whichever is earlier.

Quantitative and Qualitative Disclosures about Market Risk

The principal market risk we face is interest rate risk. We had cash and cash equivalents of $10.1 million as of December 31, 2015 and $14.8 million as of March 31, 2016. The goals of our investment policy are liquidity and capital preservation. We do not enter into investments for trading or speculative purposes. Our investment policy allows us to maintain a portfolio of cash equivalents and investments in a variety of securities, including U.S. government agencies, corporate bonds and commercial paper issued under the FDIC Temporary Liquidity Guarantee Program and money market funds. We believe that we do not have any material exposure to changes in the fair value of these assets as a result of changes in interest rates due to the short term nature of our cash, cash equivalents and short-term marketable securities. Declines in interest rates, however, would reduce future investment income. A 100 basis-point decline in interest rates, occurring January 1, 2015 and sustained throughout the period ended December 31, 2015, would not have been material.

We are subject to interest rate risk in connection with the borrowings under our senior credit facility, which accrue interest at variable rates. As of March 31, 2016, our borrowings under our senior credit facility had a blended rate of 5.5%. Assuming the revolver borrowings under the credit facility are fully drawn and holding other variables constant, a 100 basis-point increase in interest rates, occurring April 1, 2016 and sustained throughout the period ended March 31, 2017, would result in an increase in interest expense and a decrease in our cash flows and income before taxes of approximately $215,000.

Prices for our products are denominated in U.S. dollars, and as a result, we do not face significant risk with respect to foreign currency exchange rates.

BUSINESS

If you’ve purchased apparel from a major retailer like Macy’s or Zara, run a race like the New York City Marathon, enjoyed a drink from a Coca-Cola Freestyle soda fountain, hit a ball at Topgolf or checked bags at airports worldwide like Las Vegas McCarran then you’ve probably interacted with the Impinj Platform. Our platform enables wireless connectivity to billions of everyday items such as apparel, race bibs, golf balls and luggage tags and delivers each item’s unique identity, location and authenticity to enterprise and consumer applications.

Overview

Our vision is digital life for everyday items. Our mission is to provide wireless connectivity for these everyday items and to deliver, to the digital world, each item’s unique identity, location and authenticity. Our platform connects billions of everyday items such as apparel, medical supplies, automobile parts, drivers’ licenses, food and luggage to applications such as inventory management, patient safety, asset tracking and item authentication, delivering real-time information to businesses about items they create, manage, transport and sell. We believe connecting everyday items and delivering real-time information about them is the essence of the Internet-of-Things, or IoT.

The Impinj Platform delivers Item Intelligence, an item’s unique identity, location and authenticity, to enterprise and consumer applications through both hardware and software elements:

Endpoints

•	Tag integrated-circuit, or IC, radios that attach to and uniquely identify items. We refer to an item and its attached tag IC as an endpoint.

Connectivity

•	Reader ICs that enable wireless, bidirectional communications with tag ICs.

•	Stationary or mobile readers that read, write, authenticate or otherwise engage tag ICs.

•	Gateways that integrate stationary readers with scanning antennas to locate and track tagged items.

Software

•	Software that aggregates and transforms data from endpoint reads, delivers Item Intelligence to enterprise and consumer applications and configures, manages and controls readers and gateways.

We believe we are the only company selling a platform spanning endpoints, connectivity and software. In 2015, we had leading market share with 65% and 61% of the tag and reader IC unit volume, respectively, based on our calculations derived from research conducted by IDTechEx, an information-technology research firm. We believe we continue to have leading market share in the tag IC and reader IC markets. We estimate we enable approximately 70% unit volume of the stationary reader market inclusive of our readers and readers powered by our reader ICs. We also believe the majority of handheld readers use our reader ICs.

End users in a variety of industries including retail, healthcare, automotive, industrial and manufacturing, consumer experience, government, food, datacenter, travel and banking have deployed part or all of the Impinj Platform. We have sold more than 13 billion tag ICs to date, including approximately 2.6 billion and 3.8 billion in the 12 months ended March 31, 2015 and 2016, respectively. To date, our intellectual property portfolio includes 197 issued and allowed U.S. patents, 40 pending U.S. patent applications and two pending international patent applications.

Our total revenue was $63.8 million and $78.5 million for 2014 and 2015, respectively, and $16.1 million and $21.6 million for the three months ended March 31, 2015 and 2016, respectively. We incurred losses since our inception in 2000 until we first became profitable in 2013. Our net income was $297,000 and $900,000 for 2014 and 2015, respectively. Our adjusted EBITDA was $4.9 million and $4.8 million for 2014 and 2015, respectively. See “Selected Consolidated Financial Data—Adjusted EBITDA” for additional information and a reconciliation of net income (loss) to adjusted EBITDA. We had an accumulated deficit of $187.6 million as of March 31, 2016.

Industry Background

We live in a connected world. Smartphones, tablets and other electronic devices share ever-more information over ever-more interconnected radio links, transforming our lives and unlocking unprecedented industry efficiencies. Advancements in wireless technology, cloud computing, data analytics, search and storage have paved the way for this IoT era.

According to industry research, approximately 16 billion wireless devices were connected to networks and the Internet in 2014. However, these devices form only a tiny subset of the items in the physical world, the vast majority of which are now connectable but remain unconnected. Apparel, shoes, jewelry, pharmaceuticals, medical supplies, documents, automotive parts, sporting items and food are among the more than a trillion such everyday items connectable to the digital world. But despite the fact that today’s digital infrastructure can process, analyze and use data from such items, the physical infrastructure and processes required to capture and deliver item-level data has historically been nonexistent or labor-intensive, expensive, time-consuming and ineffective, so these items remain unconnected. For example, retailers have not historically had an automated way to track in-store inventory so they resort to infrequent and labor-intensive manual counts. Similarly, hospitals have not historically had an automated, timely way to track biospecimens so they resort to labor-intensive barcode scanning. In these and numerous other examples a lack of real-time information about item identity and location increases inventory carrying costs, reduces operating efficiencies, and consumes labor and time.

Our Solution

We connect everyday items using RAIN, a radio-frequency identification technology we pioneered. We spearheaded development of the RAIN radio standard, lobbied governments to allocate frequency spectrum and cofounded the RAIN Industry Alliance along with Google, Intel and Smartrac. Today, our industry uses the RAIN radio standard nearly exclusively. RAIN spectrum is freely available in 78 countries representing roughly 96.5% of the world’s GDP and the RAIN Alliance has more than 115 member companies worldwide.

We sell a platform that includes tag ICs, reader ICs, readers and gateways that enable wireless connectivity to everyday items, and software that delivers Item Intelligence from endpoint reads. Our platform is secure, easy to deploy and manage, flexible to meet end user needs across a range of industries including retail and healthcare, and scalable from a single location, store or hospital to large enterprises.

Our tag ICs are ideally suited for wirelessly connecting billions of everyday items. They power themselves from a reader’s radio waves so do not need batteries, are readable to 30 feet without line-of-sight yet sell for pennies. Each tag IC uniquely identifies its host item and may include additional functionalities such as item authentication, data storage, security, loss prevention and consumer privacy.

Our reader ICs, readers and gateways communicate bidirectionally with tag ICs, identifying and locating more than 1,000 items-per-second while also supporting the additional functionalities that tag ICs provide. Our reader ICs sell for tens of dollars and our readers and gateways sell for hundreds to thousands of dollars.

Our software, introduced in 2015, extracts Item Intelligence from the wireless item data, delivers it to the cloud, and exposes it to existing and new enterprise and consumer applications through query- and event-based application program interfaces, or APIs. A single software instance can connect and manage hundreds of readers or gateways. We view our software as an operating system that links the physical and digital worlds, enabling end users to access and leverage Item Intelligence.

Industry Use Cases

A variety of industries use RAIN and Item Intelligence. The following use cases are representative of what we believe to be a massive worldwide opportunity, which we believe is still significantly underpenetrated today.

Retail

Traditional “brick-and-mortar” retailers, under pressure from online retailers, need real-time inventory data to increase operating efficiencies and improve customer experiences. To obtain these data, retailers such as Macy’s and Zara have turned to RAIN and Item Intelligence, consuming billions of tags each year. These and other retailers drive competitive advantages by tagging individual apparel items to:

•

Improve Inventory Visibility. U.S. apparel retailers historically inferred store inventory using manual counts, store-receipt data and point-of-sale data, typically resulting in 65% visibility based on industry sources. From measured data, RAIN offers apparel retailers better than 95% real-time inventory visibility.

•

Reduce Out-of-Stocks and Markdowns. Item Intelligence helps retailers increase revenue by enabling them to stock shelves accurately, reducing inventory costs, out-of-stocks and overstock markdowns. Macy’s reported 9.7% same-store sales uplift and more than a $1 billion inventory reduction by deploying RAIN across 850 stores.

•

Enable Omnichannel Fulfillment. Item Intelligence allows retailers to optimize logistics and increase selling opportunities using omnichannel fulfillment, offering online shoppers next-day, direct-from-store delivery or in-store pickup.

•

Enhance Shopping Experiences. Item Intelligence enables retailers to engage shoppers with interactive fitting rooms and product displays. It can also provide retailers real-time data on shopper preferences.

•	Identify and Prevent Loss. Item Intelligence can help retailers deter theft and uniquely identify stolen items for replenishment.

We sell our products and platform to retailers, fulfilling through our partner channel comprising distributors, system integrators, value-added resellers, or VARs, and software solution partners. We estimate 2.1 billion, or 60%, of the tag ICs we sold in 2015 were consumed in retail, but we further estimate that less than 10% of the taggable apparel items sold worldwide in 2015 included a tag IC. Consequently, we believe our retail market opportunity remains significantly underpenetrated.

Healthcare

Under the Affordable Care Act, Medicare links hospital reimbursement to patient quality-of-care, increasing pressure on hospitals to have real-time data about assets, inventory, staff and patients. The Veterans Affairs Hospitals, Northwestern Memorial Hospital, North York General and the University of Tennessee Medical Center, or UTMC, use the Impinj Platform, fulfilled through our partner ecosystem, to obtain these data. Applications include personnel compliance, biospecimen tracking, asset management, automated billing and replenishment of medical consumables, and authentication and visibility of pharmaceutical inventory. UTMC estimates an annual $2 million savings in inventory costs and a 30% increase in the capture of medical billing information by deploying RAIN in its operating rooms.

We estimate 140 million, or 4%, of the tag ICs we sold in 2015 were consumed in healthcare, but we further estimate that only approximately 7% of the taggable healthcare items worldwide in 2015 included a tag IC. Consequently, we believe our healthcare market opportunity remains significantly underpenetrated.

Other Industries

Other industries such as automotive, industrial and manufacturing, consumer experience, food, datacenter, travel and banking are deriving business value from Item Intelligence. A few examples of end users in these industries that have deployed part or all of the Impinj Platform include:

•	Automotive. Audi tags parts and cars for assembly and delivery. Love’s Travel Stops uses vehicle windshield tags to enable automatic, cashless fueling.

•	Industrial and Manufacturing. Boeing, Bell Helicopter and Eurocopter tag items for aircraft assembly. Carrier Corporation uses RAIN to improve their warehouse operations.

•	Consumer Experience. Foot races such as the New York Marathon track runners though tags in race bibs. NASCAR tags tires for team compliance, and Topgolf tags golf balls to score participants’ shots.

•

Food. Coca-Cola uses our tag and reader ICs in its Freestyle soda fountains. The Hy-Vee supermarket chain tags items for cold-chain monitoring. Cheeky’s restaurant patrons self-dispense beverages using tagged access cards. McDonald’s uses our gateways to enable direct-to-table food service.

•

Datacenter. Cisco and Hewlett-Packard pre-tag servers and other equipment for asset tracking. Intel links our tag ICs with their microprocessors to enable processor-secured storage. According to industry research, the datacenter RFID market will grow from $391.4 million in 2015 to $1.89 billion by 2020.

•	Travel. Las Vegas, Hong Kong, Amsterdam and other airports use RAIN-enabled luggage tags. Washington offers tagged drivers licenses to speed border crossings.

•	Banking. Bank of America and Wells Fargo tag information technology equipment. The Agricultural Bank of China tags money bundles.

Our Opportunity

We believe our market opportunity is massive. Not only are the numbers of tagged items large and growing but so is the infrastructure, in both scale and investment, that produces, encodes, applies, reads and extracts business value from these tagged items. According to industry research, RAIN tag IC volumes grew at a 27% compound annual growth rate, or CAGR, from 2010 to 2015, reaching 5.3 billion in 2015 and are expected to grow to over 20 billion in 2020. The chart below shows yearly worldwide RAIN tag IC sales volumes and our yearly tag IC shipments in billions:

Our addressable market in the two largest RAIN opportunities, retail and healthcare, is large and growing. Frost & Sullivan, a market research firm, forecasts the retail opportunity will grow at a 39% CAGR between

2014 and 2020, reaching $5.4 billion by 2020. Transparency Market Research, another market research firm, forecasts the healthcare opportunity will grow at 14% CAGR between 2014 and 2020, reaching $5.3 billion by 2020. We have additional opportunities in automotive, industrial and manufacturing, consumer experience, government, food, datacenter, travel and banking.

RAIN market adoption has historically been slower than anticipated or forecasted by us and industry sources. For additional information related to RAIN market adoption, please see the section of this prospectus captioned “Risk Factors.”

Our Strengths

We lead the market in connecting and delivering Item Intelligence for everyday items. We believe we can maintain and extend our leadership position as the market grows by leveraging our competitive strengths, including:

•

Comprehensive Platform. End users who deploy the Impinj Platform gain performance, versatility and ease-of-use we believe is unequaled by “mix-and-match” systems cobbled-together from competitors’ components. We believe our success with these end users will drive broader adoption of the Impinj Platform.

•

Market Leadership. As of 2015, we had leading market share with 65% and 61% of the tag and reader IC unit volume, respectively, and approximately 70% unit-volume share of the stationary-reader market inclusive of our readers and readers powered by our reader ICs. We believe the majority of handheld readers use our reader ICs. Our leading market share gives us economies of scale relative to our competitors.

•

Broad Partner Ecosystem. Our worldwide partner ecosystem comprising more than 500 distributors, system integrators, VARs and software solution partners as of December 31, 2015 gives us market reach, penetration and scalability we believe few, if any, of our competitors enjoy.

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Technology Leadership. Our chief executive officer is a recognized industry thought leader, chairs the RAIN Industry Alliance which we cofounded and helped author the RAIN radio standard. Our intense focus on RAIN and Item Intelligence has enabled us to be first-to-market with innovative, high quality products. To date, our intellectual property portfolio includes 197 issued and allowed U.S. patents and 40 pending U.S. patent applications and two pending international patent applications.

•

Trusted Brand. We believe our industry leadership, name recognition and reputation for innovative, high-performing and quality products have significantly contributed to our leading market position. We have close relationships with end users as well as with our channel partners. We believe our brand is unmatched in the industry, helping us sell products and maintain our leadership position.

Our Growth Strategy

To further our mission of connecting and delivering Item Intelligence for everyday items, we plan to focus on the following strategic areas:

•

Continue Investing in Our Platform. Since 2003, we have invested more than $160 million developing our platform. We plan to continue investing in platform functionality, software/hardware linkages, broadening our software capabilities and supporting enhanced tag features such as item authentication and loss prevention and enhancing our gateway functionalities. We also plan to enhance our gateway functionalities to help drive gateways as the preferred connectivity devices for retail, healthcare and other industries. Since 2003, investment in our platform comprised: $150 million in research and development expense, $9 million in costs for development agreements and $1 million in capitalized internal-use software.

•	Drive End-User Adoption. We plan to deepen our platform integration with software partners such as RetailNext, SAP Hybris and Cerner. We also plan to grow our sales and product-development teams.

These investments will allow us to expand our engagements with end users in retail and healthcare and accelerate their adoption of the Impinj Platform. We also intend to broaden our partner ecosystem and expand our solutions focus and offerings into other industries such as automotive, industrial and manufacturing, consumer experience, government, food, datacenter, travel and banking.

•

Cross-Sell and Up-Sell Our Platform within our Installed Footprint. We believe the majority of RAIN deployments today use one or more of our products, positioning us for future platform cross-sell and up-sell opportunities. For example, retailers that deploy our gateways see improved inventory accuracy when using our tag ICs, positioning us to up-sell our platform into these retail accounts.

•

Expand within our Existing Customer Base. We will seek to generate additional revenue from existing end users of our platform by expanding their deployment scope and adding new use cases. For example, retailers typically start deploying RAIN by tagging apparel. We see opportunities to expand their tagging to housewares, appliances, cosmetics and eventually all items in a store. These same retailers typically choose inventory visibility as their first use case. We see opportunities to extend their use cases for already-tagged items to omnichannel fulfillment, loss prevention, enhanced retail analytics and more.

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Enable Ubiquitous Reading. We plan to invest in next-generation reader ICs to improve functionality, reduce costs, and make Impinj-based readers ubiquitous in industrial and consumer devices and facilities infrastructure.

Our Platform

We believe Impinj is the only company with an end-to-end RAIN-based platform for connecting everyday items. We are not aware of any competing technology able to connect and engage everyday items at similar cost and functionality. Our platform comprises three layers—endpoints, connectivity and software; within each we sell one or more product families with multiple products per family.

Endpoints

An endpoint comprises a RAIN-enabled tag, such as a price tag, and the item to which it is attached. A tag comprises a tag IC mated to a thin wire antenna on a paper or Mylar backing, often with a paper face. A tag IC is a RAIN radio-on-a-chip. Tag ICs power themselves from a reader’s radio waves without needing a battery so they can wirelessly connect almost any item.

Tag ICs differ from traditional silicon ICs in that most tag ICs are disposable. For example, when consumers purchase retail items they discard the price tags containing the tag ICs. We believe tag ICs are the first market for consumable silicon and are a repeat revenue source for us.

We sell our tag ICs, branded Monza, to our original equipment manufacturing, or OEM, and original design manufacturing, or ODM, partners who make and sell tags in a variety of sizes and shapes, leveraging us into markets including retail, healthcare, automotive, industrial and manufacturing, consumer experience, government, food, datacenter, travel and banking. We have shipped more than 13 billion tag ICs to date, including approximately 2.6 billion and 3.8 billion in the 12 months ended March 31, 2015 and 2016, respectively.

We entered the tag IC market in 2005 and are selling our sixth-generation products today. We have continually improved performance, ease-of-use and features while reducing cost. Our current tag IC portfolio includes nine products spanning basic to specialty functionality such as item authentication, data storage, security, loss prevention and consumer privacy. Our tag ICs also include value-added custom functionalities accessible by our platform.

Connectivity

We enable endpoint connectivity via our reader ICs, stationary readers and gateways that wirelessly power and read tags. We have sold, in aggregate, more than one million reader ICs, stationary readers and gateways to date.

Our reader ICs, branded Indy, are radios-on-chip or systems-in-package, or SIP. We sell our reader ICs to OEM and ODM partners that use them in products such as Trimble’s reader modules, Zebra’s MC3190-Z mobile and FX7400 stationary readers, and Coca-Cola’s Freestyle beverage dispensers.

We entered the reader IC market in 2008 by acquiring Intel’s reader IC business. We subsequently enhanced the product line through a good-better-best strategy and expanded it with reader SIPs that improve ease-of-use and speed time-to-market. We offer easy-to-use APIs, development environments, sample code, drivers and libraries.

Our stationary readers, branded Speedway, are high-performance finished products. We sell our Speedway readers through an established channel of distributors, system integrators, VARs and solution providers.

We entered the stationary-reader market in 2006 and are selling our fourth-generation products today. Our readers are easy to deploy, use power-over-Ethernet and are certified for operation in more than 40 countries. Our partners have deployed our readers in applications ranging from retail inventory-taking to automated fuel filling to shipping-container tracking to airport baggage handling.

Our gateways integrate our Speedway readers with specialized antennas. We entered the gateway market in 2011 and sell two types of gateways today. Both are power-over-Ethernet integrated systems that couple our reader with an antenna array that electrically steers a radio beam like a searchlight. Our portal gateway, branded xPortal, scans doorways or hallways such as front-to-back store transitions, entryways and exits. Our array gateway, branded xArray, scans up to 1500 square feet of floor space such as in a store, manufacturing facility or hospital room.

We see a significant opportunity for our gateways to become the core reading modality in retail stores, replacing handheld readers. Compared with handheld readers, gateways are always-on, autonomous, and deliver timely Item Intelligence without labor cost.

Software

Our software, called ItemSense, is an operating system that connects the physical and digital worlds. It extracts Item Intelligence from endpoint reads and delivers it to applications through representational state transfer, or REST, based query and event APIs. It centralizes reader and gateway configuration, management and control through a management API. It is modular, scalable and secure and can operate on-premises, in hybrid-cloud or in cloud-based environments. A single instance can connect, manage and process data from hundreds of readers or gateways.

We entered the business in October 2015 and see significant opportunities to simplify and scale end-user deployments and seamlessly deliver Item Intelligence to enterprise and consumer applications.

Our software enables end users to derive business insights from endpoint data. It can integrate with existing and new business applications to manage inventory, track items on a store floor, enable omnichannel fulfillment and reduce theft.

Sales and Marketing

Our sales force leverages a broad partner ecosystem of distributors, system integrators, VARs and software solution partners. Each member of our sales force sells all of our products. We organize our sales team primarily by geography: (1) Americas, (2) Asia Pacific and (3) Europe, Middle East and Africa. We also have a small number of worldwide sales executives with expertise in tag and reader ICs to support the geographic sales teams.

We leverage a broad, global partner ecosystem comprising Endpoint, Connectivity and Software partners and VARs/SIs. Today, we derive substantially all our product revenue from Endpoint and Connectivity sales, comprising tag IC, reader IC, reader and gateway sales. We sell our tag ICs direct, primarily to inlay and tag OEMs and ODMs. In 2015, sales to Avery Dennison Corporation, or Avery, Shang Yang RFID Technology Yangzhou Co. Ltd., or Shang Yang, and Smartrac NV, or Smartrac, accounted for 23%, 22% and 20% of our tag IC revenue, and 16%, 15% and 14% of our total revenue, respectively. We sell our reader ICs primarily through distribution to reader OEMs and ODMs. In 2015, distributor sell-thru to our top two reader IC partners each accounted for 23% of our reader IC revenue, but neither accounted for more than 10% of our total revenue. We sell our readers and gateways primarily through distribution to VARs and SIs. In 2015, we had one distributor, BlueStar, Inc., that accounted for 39% of our readers and gateway revenue and 10% of our total revenue, but no end customer accounted for more than 10% of our total revenue. We also engage directly with end users in collaboration with partners across our ecosystem, usually fulfilling our product or platform sales through those same partners. In some instances, these end-customer engagements leverage go-to-market relationships with companies like RetailNext or Cerner who do not sell our products but whose product offerings complement ours. Many of our partners sell multiple of our products or our entire platform.

We deliver products and solutions that are easy for our partner ecosystem to sell and deploy. We engender preference for our platform in all sales engagements, encouraging end users to deploy our multiple products to gain full benefit from our platform. Our business development, product marketing, technical and systems engineers all actively engage partners and end customers.

Our marketing model prioritizes brand development, end-user awareness, lead generation and sales enablement. Our communications use web, electronic and channel programs complemented by press initiatives and industry-analyst relationships. Our solutions-marketing, business-development and solutions-architecture teams work with independent software vendor partners to enable solution selling through collateral development and technical documentation of our joint solutions.

Manufacturing

We outsource all our product manufacturing to third-party manufacturers that build our products to our design specifications. This capital-efficient operating model scales efficiently with volume, allowing us to focus our resources on accelerating development of new products and solutions.

Taiwan Semiconductor Manufacturing Company Limited, or TSMC, fabricates our tag ICs in Asia and the United States and has been our sole tag IC supplier since 2003. We order tag IC wafers on a purchase-order basis and do not have a long-term agreement with TSMC. We test the wafers at our U.S. headquarters and in Asia. We use multiple subcontractors to post-process the wafers. Our primary subcontractor for our tag ICs is Stars Microelectronics (Thailand) Public Company Limited, or Stars. We generally engage all our tag IC subcontractors on a purchase-order basis.

TowerJazz Ltd. fabricates our reader ICs in the United States and has been our sole reader IC supplier since 2008. We order reader IC wafers on a purchase-order basis and do not have a long-term agreement with TowerJazz. We use subcontractors on a purchase-order basis to package the ICs and test the packaged parts.

Plexus Corp. manufactures our readers in Asia and has been our sole supplier since 2005. Plexus and Western Corporation in the United States have manufactured our gateways since 2013 and 2010, respectively. We order readers and gateways pursuant to nonexclusive purchase agreements that renew automatically each year, subject to each party’s right to terminate upon 180 days’ notice. We engage subcontractors on a purchase-order basis to assemble and test printed circuit boards, to build our reader and gateway enclosures and test our readers and gateways.

Research and Development

We built our company around technology leadership and innovation. We have achieved our leading market share by delivering and continuously improving product performance, features, reliability and quality while reducing costs. We have committed, and plan to continue to commit significant resources to technology and product innovation and development. We have assembled a team of skilled engineers and currently perform all research and most of our product development internally. As of March 31, 2016, we had 93 employees in research and development, of which seven hold a Ph.D. and 34 hold a master’s degree. Research and development expenses for 2014 and 2015 were $13.9 million and $17.0 million, respectively. We regularly review our technology, products, developments and product opportunities and reallocate our spending and resources accordingly.

Intellectual Property

We protect our technologies by filing patent applications, retaining trade secrets and defending and enforcing our intellectual-property rights where appropriate. To date, our intellectual property portfolio includes 197 issued and allowed U.S. patents, 40 pending U.S. patent applications and two pending international patent applications. The first of our 164 issued utility patents expires in 2024 and the first of our 26 issued design patents expires in 2021. To protect confidential information not otherwise subject to patent protection, we rely on trade secret law and enter into confidentiality agreements with our employees, customers, suppliers and partners.

Because most RAIN products are used in, or imported into, the United States, we believe U.S. patents hold the most value for our business. Consequently, we have filed primarily U.S. patent applications. We have a small number of pending foreign patent applications but none have yet allowed or issued. Because our portfolio currently contains only U.S. patents, we have limited ability to assert our intellectual-property rights outside the United States.

Whereas our patents and trade secrets constitute valuable assets, we do not view any them as material. Instead, we believe the totality of our patent and trade-secret portfolio creates an advantage for our business.

We have entered into licensing, broad-scope cross-licensing and other agreements authorizing us to use or to operate within the scope of patents and intellectual property owned by third parties. For example, we have licenses to third-party intellectual property that we use in our products. As another example, by participating in developing GS1 EPCglobal protocols, we agreed to license those of our patents necessarily infringed by the practice of these protocols on a royalty-free basis to other GS1 EPCglobal members, subject to reciprocal royalty-free rights from those members. We believe 14 of our patents and pending applications are necessary to practice the RAIN radio protocol. By participating in developing ISO standards, we have agreed to grant to all users worldwide a license to those of our patents necessarily infringed by the practice of several ISO standards, including non-RAIN standards, on reasonable and nondiscriminatory terms, subject to reciprocity.

We own a number of trademarks, develop names for our new products and secure trademark protection for them, including domain name registration, in relevant jurisdictions.

Alliances and Standardization

We, along with Google, Intel and Smartrac, cofounded the RAIN Industry Alliance in 2014 and our chief executive officer is its chairman. The Alliance is a global organization promoting the universal adoption of RAIN technology and solutions with more than 100 members to date. The name “RAIN” connotes ubiquity and a close link to cloud data.

We, our customers, partners and competitors developed the RAIN radio protocol, UHF Gen2 (standardized as ISO/IEC 18000-63) in 2004, with us as the editor. Our community delivered a backwards-compatible update in 2013, again with us as the editor. Our industry uses Gen2 nearly exclusively.

By participating in GS1 EPCglobal, which produced Gen2, and ISO, which ratified 18000-63, as well as in other standards bodies, we agreed to license certain patents as described in the section captioned “—Intellectual Property.”

Government Regulations

Government regulations require us to certify our readers and gateways in jurisdictions where they operate. For example, we certify our readers and gateways to Federal Communications Commission regulations to operate in the United States and its territories. Currently, our readers and portal gateway are certified for operation in more than 40 countries worldwide including the United States, Canada, Mexico, China, Japan, South Korea and all of the European Union, or EU. We have certified our array gateway for operation in the United States, Japan, and certain countries in the EU; we plan to eventually certify it in all countries with compelling opportunities.

Competition

We believe we are the only company in our industry with a complete platform. Our competitors compete with us with respect to some, but not all, of our business. Our principal competitors for tag IC sales include NXP B.V. and Alien Technology Corporation, or Alien. Our principal competitors for reader IC sales are AMS AG and Phychips Inc. Our principal competitors for reader and gateway sales include Alien and Zebra Technologies, Inc., both of which also purchase our reader ICs. Our anticipated software competition includes legacy middleware providers and end-user-specific custom developments.

The market for our platform and products is relatively new and highly competitive. We believe competition will increase as the market grows and RAIN technology continues to advance. New entrants could enter our market at any time, creating additional competition in the future. The competitive factors that impact our platform and product sales include:

•	portfolio, performance, features, reliability and price;

•	support, ease of use and availability of reference designs;

•	development tools and API availability (except in the tag IC market);

•	integration and certification with end-user applications; and

•	company reputation.

Although we believe we compete favorably on the above factors, our future competitiveness will depend upon our ability to design, develop and market compelling solutions. In addition, our competitive position depends on our ability to continue to attract and retain talent while protecting our intellectual property. For additional information on the risks associated with our business, see “Risk Factors.”

Employees and Culture

As of March 31, 2016, we had 208 employees, with 191 of those in the United States, seven in the Asia Pacific region, and nine in Europe and one in Latin America. None of our employees are represented by a labor union, and we believe our employee relations are excellent.

We use four words to capture the essence of our corporate culture—innovation, action, commitment and team. We believe our culture, most importantly aligning our employees around a set of behaviors and actions that foster passion and commitment, is essential to the health and success of our business.

Facilities

Our headquarters is located in Seattle, Washington. Our current facility has approximately 70,000 square feet under a lease that expires December 2026. The lease provides for an option to lease additional space in the future and an early termination right beginning in December 2022, subject to early termination fees.

We also lease a design laboratory and demonstration center, also located in Seattle, with approximately 11,000 square feet. The lease expires October 2018, subject to an option to extend for either one or three additional years. We also have a satellite sales office in Shanghai, China and satellite engineering offices in Rancho Cordova and Newport Beach, California and in Arlington, Virginia.

We believe the facilities we lease are sufficient for our current and anticipated future needs.

Legal Proceedings

On May 31, 2016, Adasa Inc. filed a lawsuit in the U.S. District Court for the District of Oregon against us and we understand that it filed similar lawsuits against Alien and NXP. The complaint against us alleges that our Monza 6 tag ICs infringe U.S. Patent No. 9,272,805, which was issued on March 1, 2016, because such tag ICs allegedly use multi-vendor chip-based serialization. The complaint seeks both damages and a permanent injunction against us. Based upon our preliminary investigation of the patent identified in the complaint, we do not believe that our products infringe valid or enforceable claims, if any, of this patent. Nevertheless, litigation is inherently uncertain and any judgment entered against us or any adverse settlement could adversely impact operating results. In addition, the costs associated with any actual, pending or threatened litigation could negatively impact our operating results regardless of the actual outcome.

As of the date of this prospectus, we are not a party to any other material legal proceedings. In the normal course of business, we may be named as a party to various legal claims, actions and complaints. We cannot predict whether any resulting liability would have a material adverse effect on our financial position, results of operations or cash flows.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages and positions of our executive officers and directors as of July 20, 2016:

NAME	AGE	POSITION
Executive Officers
Chris Diorio, Ph.D.	55	Director, Co-Founder, Vice Chairman and Chief Executive Officer
Eric Brodersen	49	President and Chief Operating Officer
Evan Fein	44	Chief Financial Officer
Walter Palhetas	48	Senior Vice President, Global Sales
Non-Employee Directors
Peter van Oppen(3)	64	Director, Chairman
Tom A. Alberg(1)(3)	76	Director
Clinton Bybee(1)(2)(3)	53	Director
Gregory Sessler(1)(2)	63	Director
Theresa Wise(2)	49	Director

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating and Governance Committee

Executive Officers

Chris Diorio, Ph.D., one of our co-founders, has served as a member of our board of directors since April 2000, as chief executive officer since November 2014 and as vice chairman since September 2013. Previously, he served as our chief strategy and technology officer from September 2013 to November 2014, chief technology officer from November 2006 to September 2013, chairman from April 2000 to January 2013, vice president of engineering from 2004 to 2006 and as a consultant to us from April 2000 to June 2004. In addition, he is an affiliate professor of computer science and engineering at the University of Washington, a director and chairman of the RAIN RFID Alliance and former director of Bluegiga Technologies Ltd. Dr. Diorio received a B.A. in physics from Occidental College and an M.S. and Ph.D. in electrical engineering from the California Institute of Technology. We believe Dr. Diorio’s perspective, experience and institutional knowledge as our co-founder, vice chairman and chief executive officer qualify him to serve as director.

Eric Brodersen has served as our president and chief operating officer since November 2014. Previously, he served as our executive vice president of sales and marketing from September 2014 to November 2014, and senior vice president of business development and chief marketing officer from April 2014 to September 2014. Prior to joining us, Mr. Brodersen was senior vice president at EMC Corporation, a data storage company, where he was the lead marketing, business development and services executive for the Isilon Storage Division from December 2010 to April 2013. He served as senior vice president for marketing and business development for Isilon Systems, Inc. prior to its acquisition by EMC Corporation in 2010. From April 2009 to July 2010, Mr. Brodersen served as senior vice president of worldwide sales for Quantum Corporation, a data storage company. Mr. Brodersen received a B.A. in government from Harvard College and an M.B.A. from the University of Michigan.

Evan Fein has served as our chief financial officer since November 2010. Previously, he served as our senior vice president, finance and administration from June 2009 to November 2010, vice president, finance and administration from February 2004 to June 2009, and director of finance from October 2000 to February 2004. Prior to joining us, Mr. Fein managed the financial planning and corporate development activities of T-Mobile US, Inc., a telecommunications provider. Mr. Fein received a B.S. in mathematics and an M.B.A. from the University of Washington.

Walter Palhetas has served as our senior vice president of global sales since April 2015. Prior to joining us, Mr. Palhetas served as executive vice president of Americas and Asia-Pacific sales and worldwide marketing and sales operations for Nexan Corporation, a provider of data storage systems (acquired by Imation Corp. in 2012), from July 2012 to April 2014. From September 2009 to July 2012, Mr. Palhetas served as Nexan Corporation’s senior vice president of Americas. Mr. Palhetas received an M.B.A. from Pepperdine University.

Board of Directors

Peter van Oppen has served as our chairman and a member of our board of directors since January 2013. Mr. van Oppen has been a partner at Trilogy Partnership, a private investment firm focused on technology and telecommunications, since 2006. Prior to joining Trilogy, Mr. van Oppen served as chairman and chief executive officer of Advanced Digital Information Corporation, or ADIC, a publicly-traded storage management software company, from 1994 through its acquisition by Quantum Corp. in 2006. Prior to ADIC, Mr. van Oppen served as president and chief executive officer of Interpoint, a predecessor company to ADIC, from 1989 until its acquisition by Crane Co. in October 1996, and has also been a consultant at PricewaterhouseCoopers and Bain & Company. He is currently a director of Level 3 Communications, Inc. He is a former director of Isilon Systems, Inc. and Western Wireless Corporation. Mr. van Oppen currently serves as a member of the UW Medicine Board and as chair of its Finance and Audit Committee, is former chairman of the board of trustees and former chairman of the investment committee at Whitman College and serves on the board of directors of several private companies. In addition, Mr. van Oppen has supervised public company chief financial officers and is a member, on inactive status, of the American Institute of Certified Public Accountants. Mr. van Oppen received a B.A. in political science from Whitman College and an M.B.A. from Harvard Business School. We believe Mr. van Oppen is qualified to serve as chairman because of his experience as a chairman and chief executive officer of a global data storage company for over a decade, his extensive management and consulting experience, as well as his experience as a director of other public and private companies.

Tom A. Alberg has served as a member of our board of directors since September 2000. Mr. Alberg has been a managing director of Madrona Venture Group, LLC, a venture capital firm, since September 1999, and a principal in Madrona Investment Group, LLC, a private investment firm, since January 1996. Prior to co-founding Madrona Investment Group, Mr. Alberg served as president of LIN Broadcasting Corporation, executive vice president of McCaw Cellular Communications, Inc., and executive vice president of AT&T Wireless Services. Previously, he was chair of the executive committee and partner at Perkins Coie, the Northwest’s largest law firm. Since 2006, Mr. Alberg has served as a director of Amazon.com. From February 1998 to August 2006, he was a director of ADIC. Mr. Alberg received a B.A. in international affairs from Harvard College and a J.D. from Columbia Law School. We believe Mr. Alberg’s experience as a venture capitalist investing in technology companies, through which he gained experience with emerging technologies, his experience as a lawyer, and skills relating to financial statement and accounting matters, qualify him to serve as director.

Clinton Bybee has served as a member of our board of directors since January 2008 and chairman of our compensation committee since July 2014. He is a managing director of ARCH Venture Partners, a venture capital firm he joined in June 1994. Mr. Bybee has helped organize, finance and develop numerous companies and is a board member of XTERA Communications, a publicly-traded technology company and several privately-held companies. Mr. Bybee is an organizing member of the Texas Venture Capital Association and currently serves as its president. Previously, Mr. Bybee held various engineering positions with Amoco Corporation. Mr. Bybee received a B.S. in petroleum engineering from Texas A&M University and an M.B.A. from the University of Chicago. We believe that Mr. Bybee’s experience as a venture capital investor, including his service on the board of directors of multiple companies, qualifies him to serve as director.

Gregory Sessler has served as a member of our board of directors and as chairman of our audit committee since April 2011. Mr. Sessler is the president and chief executive officer and former chief financial officer of Spiration, Inc., a medical device company (acquired by Olympus Corporation of the Americas in 2010), which he joined in

2002. Previously, Mr. Sessler served as senior vice president and chief financial officer of Rosetta Inpharmatics, Inc., a biotechnology company (acquired by Merck & Co. in 2001), chief financial officer of Sonus Pharmaceuticals, Inc. (now OncoGenex Pharmaceuticals, Inc.), a pharmaceutical company, and chief financial officer of MicroProbe Corporation, a biotechnology company. Mr. Sessler previously served as chairman of the audit committee of Marina Biotech, Inc. and as a member of the audit committee of Corixa Corporation (acquired by GlaxoSmithKline plc). Mr. Sessler received a B.S. in accounting from Syracuse University and an M.B.A. from the Stanford Graduate School of Business. We believe Mr. Sessler’s financial and accounting expertise, including his service as chief financial officer of four publicly-traded companies, qualify him to serve as director and as audit committee chairman.

Theresa Wise has served as a member of our board of directors since May 2016. Ms. Wise was senior vice president and chief information officer for Delta Air Lines, Inc., an airline company, from October 2008 to April 2016. Prior to joining Delta, Ms. Wise held a number of positions at Northwest Airlines Corporation, an airline company, including serving as the company’s chief information officer from 2001 until Northwest Airlines Corporation’s merger with Delta Air Lines in 2008. Ms. Wise received a B.A. in mathematics and chemistry from St. Olaf College and a Ph.D. and M.S. in applied math from Cornell University. We believe Ms. Wise’s experience as a senior officer at public companies qualifies her to serve as a director.

Board Composition and Risk Oversight

Our board of directors is currently composed of six members. Five of our directors are independent within the meaning of the independent director guidelines of The NASDAQ Global Select Market. Dr. Diorio, Messrs. Alberg, Bybee, Sessler and van Oppen and Ms. Wise were initially elected to our board of directors pursuant to a voting agreement that will terminate automatically by its terms upon the completion of this offering. Our certificate of incorporation and bylaws to be in effect upon the completion of this offering provide that the number of our directors shall be at least one and will be fixed from time to time by resolution of our board of directors. There are no family relationships among any of our directors or executive officers.

Immediately prior to this offering, our board of directors will be divided into three classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2017 for the Class I directors, 2018 for the Class II directors and 2019 for the Class III directors.

•	Our Class I directors will be Dr. Diorio and Mr. Sessler.

•	Our Class II directors will be Messrs. Alberg and Bybee.

•	Our Class III directors will be Mr. van Oppen and Ms. Wise.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control. See “Description of Capital Stock—Anti-Takeover Effects of Delaware and Washington Law and Our Certificate of Incorporation and Bylaws” for a discussion of other anti-takeover provisions found in our certificate of incorporation.

Our board of directors has an active role, as a whole and also at the committee level, in overseeing the management of our risks. The board of directors is responsible for general oversight of risks and regular review of information regarding our risks, including credit risks, liquidity risks and operational risks. Our compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements. Our audit committee is responsible for overseeing the management of our risks relating to accounting matters and financial reporting. Our nominating and governance committee is responsible for overseeing the management of our risks associated with the independence of our board of directors and potential conflicts of interest. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, our entire board of directors is regularly informed through discussions from committee members about such risks. Our board of directors believes its administration of its risk oversight function has not affected the board of directors’ leadership structure.

Director Independence

Upon the completion of this offering, we anticipate that our common stock will be listed on The NASDAQ Global Select Market. Under the rules of The NASDAQ Global Select Market, independent directors must comprise a majority of a listed company’s board of directors within a specified period of the completion of this offering. In addition, the rules of The NASDAQ Global Select Market require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. Under the rules of The NASDAQ Global Select Market, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

To be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

In January 2016 and June 2016, our board of directors undertook a review of its composition, the composition of its committees and the independence of our directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that, other than Dr. Diorio, none of our directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of The NASDAQ Global Select Market. Our board of directors also determined that Messrs. Sessler, Alberg and Bybee, who comprise our audit committee; Messrs. Bybee and Sessler and Ms. Wise, who comprise our compensation committee; and Messrs. van Oppen, Alberg and Bybee who comprise our nominating and governance committee, satisfy the independence standards for those committees established by applicable SEC rules and the rules of The NASDAQ Global Select Market.

In making this determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Board Committees

Our board of directors has an audit committee, a compensation committee and a nominating and governance committee, each of which has the composition and the responsibilities described below.

Audit Committee

The members of our audit committee are Messrs. Sessler, Alberg and Bybee, each of whom is a non-employee member of our board of directors. Our audit committee chairman, Mr. Sessler, is our audit committee financial expert, as that term is defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002, and possesses financial sophistication, as defined under the rules of The NASDAQ Global Select Market. Our audit committee oversees our corporate accounting and financial reporting process and assists our board of directors in monitoring our financial systems. Our audit committee operates under a written charter that specifies its duties and responsibilities and satisfies the applicable listing standards of The NASDAQ Global Select Market. Our audit committee will:

•	approve the hiring, discharging and compensation of our independent registered public accounting firm;

•	oversee the work of our independent registered public accounting firm;

•	approve engagements of the independent registered public accounting firm to render any audit or permissible non-audit services;

•	review the qualifications, independence and performance of the independent registered public accounting firm;

•	review our consolidated financial statements and review our critical accounting policies and estimates;

•	review the adequacy and effectiveness of our internal controls; and

•

review and discuss with management and the independent registered public accounting firm the results of our annual audit, our quarterly consolidated financial statements and our publicly filed reports.

Compensation Committee

The members of our compensation committee are Messrs. Bybee and Sessler and Ms. Wise. Mr. Bybee is the chairman of our compensation committee. Our compensation committee oversees our compensation policies, plans and benefits programs. Our compensation committee operates under a written charter that specifies its duties and responsibilities and satisfies the applicable listing standards of The NASDAQ Global Select Market. The compensation committee will:

•	review and recommend policies relating to compensation and benefits of our officers and employees;

•	review and approve corporate goals and objectives relevant to compensation of our chief executive officer and other senior officers;

•	evaluate the performance of our officers in light of established goals and objectives;

•	recommend compensation of our officers based on its evaluations; and

•	administer the issuance of stock options and other awards under our stock plans.

Nominating and Governance Committee

The members of our nominating and governance committee are Messrs. van Oppen, Alberg and Bybee. Mr. van Oppen is the chairman of our nominating and governance committee. Our nominating and governance committee oversees and assists our board of directors in reviewing and recommending nominees for election as directors. Our nominating and governance committee operates under a written charter that specifies its duties and responsibilities and satisfies the applicable listing standards of The NASDAQ Global Select Market. The nominating and governance committee will:

•	evaluate and make recommendations regarding the organization and governance of the board of directors and its committees;

•	assess the performance of members of the board of directors and make recommendations regarding committee and chair assignments;

•	recommend desired qualifications for board of directors membership and conduct searches for potential members of the board of directors; and

•	review and make recommendations with regard to our corporate governance guidelines.

Our board of directors may from time to time establish other committees.

Director Compensation

The following table sets forth information concerning compensation paid or accrued for services rendered to us by members of our board of directors for the year ended December 31, 2015. The table excludes Dr. Diorio, our co-founder, vice-chairman, chief executive officer and director. Dr. Diorio did not receive any compensation from us in his role as a director in the year ended December 31, 2015.

NAME	FEES EARNED OR PAID IN CASH ($)	OPTION AWARDS ($)(1)	TOTAL ($)
Peter van Oppen	24,000	6,553	30,553
Gregory Sessler	—	5,461	5,461
Albert Yu, Ph.D.(2)	—	5,461	5,461

(1)

Represents the aggregate grant date fair value of stock option awards granted in 2015. These amounts have been calculated in accordance with FASB ASC Topic 718 using the Black-Scholes option pricing model without regard to estimated forfeitures. See Note 8 to our consolidated financial statements included elsewhere in this prospectus for a discussion of assumptions made in determining the grant date fair value of our stock options. As of December 31, 2015, Mr. van Oppen held 7,638 shares of common stock subject to repurchase by us acquired pursuant to the early exercise of stock options; Mr. Sessler held stock options to purchase 2,083 shares of our common stock; and Dr. Yu held stock options to purchase 47,913 shares of our common stock.

(2)	Dr. Yu was a director as of December 31, 2015, but resigned from our board of directors effective April 30, 2016.

From April to May 2014, Mr. van Oppen exercised options to purchase 94,166 shares of our common stock for aggregate consideration of $114,500. In March 2016, Mr. van Oppen exercised options to purchase 5,000 shares of our common stock for aggregate consideration of $33,300.

In May 2016, the board of directors granted Ms. Wise stock options to purchase 16,666 shares of our common stock at an exercise price of $8.64 per share.

We have a practice of reimbursing directors for travel, lodging and other reasonable expenses incurred in connection with their attendance at board or committee meetings.

Outside Director Compensation

In May 2016, our board of directors, after reviewing data provided by our independent compensation consulting firm, Compensia, Inc., regarding practices at comparable companies, adopted a compensation policy for outside directors effective as of the date of this prospectus. This outside director compensation policy provides for the following cash compensation to our outside directors:

•	$25,000 per year for service as a member of the board of directors;

•	$15,000 per year for service as chair of the board of directors;

•	$15,000 per year for service as chair of the audit and risk committee;

•	$10,000 per year for service as chair of the compensation committee;

•	$5,000 per year for service as chair of the nominating and corporate governance committee; and

•	$5,000 per year for service as a member of a committee of the board of directors.

All cash payments to outside directors are paid quarterly in arrears on a pro-rated basis.

This outside director compensation policy provides for the following equity compensation to our outside directors, subject to any limits in our 2016 Equity Incentive Plan, or 2016 Plan:

•

on the first day a person becomes an outside director (other than by appointment on the date of each annual meeting of our stockholders), such person will be granted an award of restricted stock units in the amount equal to (1) $60,000 multiplied by a fraction (a) the numerator of which is (x) 12 minus (y) the number of months between the date of the last annual meeting of stockholders and the date the individual became an outside director and (b) the denominator of which is 12; divided by (2) the per share value (as defined below), which is referred to in this prospectus as an initial award;

•

on the date of each annual meeting of our stockholders, each outside director will be granted an award of restricted stock units in the amount equal to (1) $60,000 divided by (2) the per share value, which is referred to in this prospectus as an annual award; and

•

on the date of each annual meeting of our stockholders, an outside director who is serving as chair of the board of directors and is eligible for an annual award will be granted, in addition to an annual award, an award of restricted stock units in the amount equal to (1) $15,000 divided by (2) the per share value, which is referred to in this prospectus as a board chair annual award, and an outside director who is serving or is appointed as chair of the board of directors and is eligible for an initial award will be granted, in addition to the initial award, a board chair annual award pro-rated in the same manner as an initial award.

Each award described in the preceding bullet points, which is referred to in this prospectus as an outside director award, vests upon the one year anniversary of the date such award was granted, subject to the director’s continuing to be a service provider; however, in the event of a change in control (as defined in the 2016 Plan), all outside director awards shall vest in full.

As used above, per share value generally means the average trading price for a share of our common stock over the ten trading days beginning on the next day following the date we announce fourth quarter earnings for the fiscal year immediately prior to the grant date of an award.

Outside directors may be permitted to defer the delivery of the shares of our common stock subject to an outside director award subject to the terms of the policy.

Outside directors may not sell, pledge, assign, hypothecate, transfer or dispose of in any manner other than by will or by the laws of descent or distribution, shares of our common stock issued pursuant to an outside director award while the outside director continues to serve as a director, other than in order to pay for any tax obligations arising from the vesting and/or settlement of such award.

We also will continue to reimburse our outside directors for reasonable, customary and documented travel expenses incurred in connection with attending board and board committee meetings.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions prior to the completion of this offering. Following this offering, a copy of the code will be posted on the investor section of our website.

Compensation Committee Interlocks and Insider Participation

The members of our compensation committee are Messrs. Bybee and Sessler and Ms. Wise. None of the members of our compensation committee is an officer or employee of us. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our board of directors or compensation committee. See “Certain Relationships and Related Party Transactions” for additional information.

Limitation of Liability and Indemnification

Our certificate of incorporation and bylaws provide the indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law. In addition, our certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director and that if the Delaware General Corporation Law is amended to authorize corporate action further limiting the personal liability of directors, then the liability of our directors shall be limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

As permitted by Delaware General Corporation Law, we have entered into separate indemnification agreements with each of our directors and certain of our officers that require us, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors or officers. We expect to obtain and maintain insurance policies under which our directors and officers are insured, within the limits and subject to the limitations of those policies, against certain expenses in connection with the defense of, and certain liabilities that might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers. The coverage provided by these policies may apply whether or not we would have the power to indemnify such person against such liability under the provisions of the Delaware General Corporation Law.

We believe that these provisions and agreements are necessary to attract and retain qualified persons as our officers and directors. At present, there is no pending litigation or proceeding involving our directors or officers for whom indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides information regarding the compensation of our named executive officers who were serving as executive officers as of December 31, 2015.

NAME AND PRINCIPAL POSITION	YEAR	SALARY	BONUS(2)	OPTION AWARDS(3)	ALL OTHER COMPENSATION(4)	TOTAL
Chris Diorio, Ph.D.	2014	$300,044	$—	$—	$5,238	$305,282
Co-Founder, Vice-Chairman and Chief Executive Officer	2015	319,631	126,254	20,152	8,246	474,283
Eric Brodersen	2014	177,885	—	1,338,480	1,602	1,517,967
President and Chief Operating Officer	2015	282,692	111,663	315,711	3,431	713,497
Walter Palhetas(1)	2015	363,404	—	547,456	1,927	912,787
Senior Vice President, Global Sales

(1)

The salary amount for Mr. Palhetas includes a commission of $36,323 earned in the fourth quarter of 2015 that was paid in the first quarter of 2016. Mr. Palhetas was not an executive officer of the company in 2014.

(2)	These amounts are bonuses earned under the 2015 executive incentive compensation plan that were paid in the first quarter of 2016.
(3)

The amounts included in the “Option Awards” column represent the aggregate grant date fair value of option awards calculated in accordance with FASB ASC Topic 718, using the Black-Scholes option pricing model. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. See note 8 of the notes to our consolidated financial statements included elsewhere in this prospectus for a discussion of assumptions made in determining the grant date fair value and compensation expense of our stock options.

(4)

These amounts represent for Dr. Diorio: $3,173 for company-paid premiums for supplemental long-term disability insurance in 2014 and 2015, respectively, $1,500 and $3,500 for patent awards in 2014 and 2015, respectively, $565 and $889 as tax gross-ups on patent awards paid to him in 2014 and 2015, respectively, $500 for employer match health savings account contributions in 2015 and $185 for green transportation benefits in 2015; for Mr. Brodersen: $1,602 and $2,746 for company-paid premiums for supplemental-long term disability insurance paid in 2014 and 2015, respectively, $500 for employer match health savings account contributions in 2015 and $185 for green transportation benefits in 2015; and for Mr. Palhetas: $1,776 for company-paid premiums for supplemental-long term disability insurance, $100 for a gift certificate issued to him and $51 as a tax gross-up on the gift certificate.

Outstanding Equity Awards at December 31, 2015

The following table shows grants of stock options to each of our named executive officers outstanding at December 31, 2015.

NAME	VESTING COMMENCEMENT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS EXERCISABLE (#)(1)		OPTION EXERCISE PRICES ($)	OPTION EXPIRATION DATE
Chris Diorio, Ph.D.	7/1/2012	29,166	(2)	1.20	8/7/2022
	10/30/2012	33,333	(3)	1.20	10/29/2022
	11/1/2013	16,666	(4)	1.44	12/3/2023
	4/28/2015	6,250	(5)	5.04	4/27/2025
Eric Brodersen	4/7/2014	55,555	(6)	1.80	4/28/2024
	4/28/2015	19,841	(7)	5.04	4/27/2025
	4/28/2015	71,825	(7)	5.04	4/27/2025
	4/28/2015	6,250	(5)	5.04	4/27/2025
Walter Palhetas	4/14/2015	19,841	(8)	5.04	4/27/2025
	4/14/2015	146,825	(8)	5.04	4/27/2025
	4/28/2015	3,125	(5)	5.04	4/27/2025

(1)

Each option is subject to an early exercise right and may be exercised in full prior to vesting of the shares underlying such option. Vesting of each option is subject to continued service on the applicable vesting date.

(2)	One-forty-eighth of the shares subject to the grant vested on August 1, 2012, and 1/48th of the shares subject to the grant vest each month thereafter.
(3)

This option was originally granted on February 24, 2011 and was exchanged for a new option on October 30, 2012 as part of our option re-pricing. One-tenth of the shares subject to the grant vested on January 30, 2013, and 1/10th of the shares subject to the grant vest each quarter thereafter.

(4)	One-forty-eighth of the shares subject to the grant vested on December 1, 2013, and 1/48th of the shares subject to the grant vest each month thereafter.
(5)

The option was granted subject to the achievement of certain performance milestones in 2015 which were not achieved and subsequently waived by the board of directors on January 14, 2016. Nine-forty-eighths of the shares subject to the grant vested on January 28, 2016, and 1/48th of the shares subject to the grant vest each month thereafter.

(6)	33,333 of the shares subject to the grant vested on April 7, 2015 subject to achievement of certain performance milestones, and 1/48th of the shares subject to the grant vest each month thereafter.
(7)

One-sixth of the shares subject to this grant vest annually on the anniversary of the vesting commencement date for the first three years, and 1/2 of the shares subject to the grant vest on the fourth annual anniversary of the vesting commencement date.

(8)	One-fourth of the shares subject to this grant vested on April 14, 2016, and 1/48th of the shares subject to the grant vest each month thereafter.

In June 2014, Mr. Brodersen exercised options to purchase 144,443 shares of our common stock for aggregate consideration of $260,000.

In June 2016, Dr. Diorio exercised a warrant to purchase 804 shares of our Series 2 preferred stock for aggregate consideration of $7,500.

Executive Employment Arrangements

Chris Diorio, Ph.D.

We entered into an employment agreement with Dr. Diorio, our co-founder, vice-chairman and chief executive officer, dated March 16, 2007, as amended and restated as of December 19, 2008 and as amended on February 20, 2009. This agreement has no specific term and constitutes at-will employment. Dr. Diorio’s current annual base salary is $330,000 and he is eligible to earn bonus compensation based on the achievement of certain performance objectives established by our board of directors or the compensation committee. Under the terms of this agreement, if Dr. Diorio’s employment is terminated other than for death, Cause or Disability (each as defined in his amended and restated employment agreement), or he resigns for Good Reason (as defined in his amended and restated employment agreement), he will be eligible to receive the following benefits, if he timely signs and does not revoke an effective release of claims within 120 days following termination and continues to comply with the non-competition and non-solicitation provisions in his employment agreement:

•

continued payment of base salary for a period of six months (12 months, if his termination occurs within 12 months following a Change of Control) (as defined in his amended and restated employment agreement);

•	lump sum payment equal to 50% of annual base salary if his termination occurs within 12 months following a Change of Control;

•	pro-rated portion of any earned annual target performance bonus;

•	reimbursement by us for up to six months of COBRA premiums to continue health insurance coverage for him and his eligible covered dependents;

•	accelerated vesting of 25% of the then unvested portion of outstanding equity awards (100% if his termination occurs within 12 months following a Change of Control); and

•	extension of the exercise period for outstanding vested stock options for up to one year following termination.

Eric Brodersen

We entered into an employment agreement with Mr. Brodersen, previously our chief marketing officer and senior vice president of business development, dated April 1, 2014, as amended February 9, 2015. Effective November 3, 2014, Mr. Brodersen was appointed our president and chief operating officer. This agreement has no specific term and constitutes at-will employment. Mr. Brodersen’s current annual base salary is $300,000, and he is eligible to earn bonus compensation based on the achievement of certain performance objectives established by our board of directors or the compensation committee. Under the terms of this agreement, if Mr. Brodersen’s employment is terminated other than for death, Cause or Disability (each as defined in his employment agreement), or he resigns for Good Reason (as defined in his employment agreement), he will be eligible to receive the following benefits, if he timely signs and does not revoke an effective release of claims within 120 days following termination and continues to comply with the non-competition and non-solicitation provisions in his employment agreement:

•	continued payment of base salary for a period of six months;

•	pro-rated portion of any earned annual target performance bonus;

•	reimbursement by us for up to six months of COBRA premiums to continue health insurance coverage for him and his eligible covered dependents;

•

accelerated vesting of 100% of the then unvested portion of outstanding equity awards if his termination occurs within six months following a Change of Control (as defined in his employment agreement); and

•	extension of the exercise period for then outstanding vested stock options for up to one year following termination.

Walter Palhetas

We entered into an employment agreement with Mr. Palhetas, our senior vice president of global sales, dated April 13, 2015. This agreement has no specific term and constitutes at-will employment. Mr. Palhetas’s current annual base salary is $250,000 and he is eligible to earn quarterly incentive pay (at a target level of 100% of base salary) based on the fulfillment of a revenue quota. Under the terms of this agreement, if Mr. Palhetas’s employment is terminated other than for death, Cause or Disability (each as defined in his employment agreement), or he resigns for Good Reason (as defined in his employment agreement), he will be eligible to receive the following benefits, if he timely signs and does not revoke an effective release of claims within 120 days following termination and continues to comply with the non-competition and non-solicitation provisions in his employment agreement:

•	continued payment of base salary plus an average of the prior four, six-month periods of incentive compensation, as then in effect, for a period of six months;

•	pro-rated portion of any earned annual target performance bonus;

•	reimbursement by us for up to six months of COBRA premiums to continue health insurance coverage for him and his eligible covered dependents;

•	accelerated vesting of 100% of outstanding equity awards if his termination occurs within 12 months following a Change of Control (as defined in his employment agreement); and

•

extension of the exercise period for outstanding vested stock options to the one-year anniversary of his termination or such extended period as may be allowed without triggering additional taxes under Section 409A of the Code.

For purposes of the agreements with Dr. Diorio, Mr. Brodersen and Mr. Palhetas, the following definitions apply:

•	“Cause” means the named executive officer’s:

(1)	conviction of a felony;

(2)	commission of any act of fraud with respect to us;

(3)	intentional misconduct that has a material adverse effect upon our business;

(4)	breach of any of his fiduciary obligations as our officer or of any contractual obligation that he has to us, in either case where the breach has a material adverse effect on our business;

(5)	willful misconduct or gross negligence in performance of his duties under the named executive officer’s employment agreement or amended and restated employment agreement (as applicable), including his refusal to comply in any material respect with the legal directives of the board of directors so long as such directives are not inconsistent with his position and duties; or

(6)	death or Disability.

However, prior to any termination of the named executive officer’s employment for Cause defined in clauses (3), (4) or (5) above, we shall give written notice to him of the actions or omissions deemed to constitute the Cause event, and if it is possible to cure the specified default, he shall have a period of not less than 30 days in which to cure the specified default in his performance.

•

“Good Reason” applied to Dr. Diorio means his resignation that is effective within two years following the expiration of our cure period (discussed below) following the occurrence of one or more of the following events without his consent:

(1)	a material reduction of his base salary;

(2)	the assignment to him of any duties, or the reduction of his duties, either of which results in a material diminution in his authority, duties or responsibilities with us in effect immediately prior to such assignment or reduction, or his removal from such position and responsibilities, unless he is provided with comparable authority, duties or responsibilities; provided that, neither a mere change in title alone nor reassignment following a Change of Control to a position that is substantially similar to the position held prior to the Change of Control in terms of job duties, responsibilities and requirements shall constitute a material reduction in job responsibilities; or

(3)	a material change in the geographic location at which he must perform services (his relocation to a facility or a location less than 50 miles from his then-present location shall not be considered a material change in geographic location).

He will not resign for “Good Reason” without first providing us with written notice of the acts or omissions constituting the grounds for “Good Reason” within 90 days of the initial existence of the grounds for “Good Reason” and a reasonable cure period of not less than 30 days following the date of such notice.

•

“Good Reason” applied to Mr. Brodersen and Mr. Palhetas means the named executive officer’s resignation that is effective within two years following the expiration of our cure period (discussed below) following the occurrence of one or more of the following events without his consent:

(1)	a material reduction of his base salary (the reduction of base salary by less than 10% from his then-present base salary level shall not be considered a material reduction); provided that, an across-the-board reduction in the salary level of all other senior executives by the same percentage amount as part of a general salary reduction shall not constitute such a material reduction;

(2)	the assignment to him of any duties, or the reduction of his duties, either of which results in a material diminution in his authority, duties or responsibilities with us in effect immediately prior to such assignment or reduction, or his removal from such position and responsibilities, unless he is provided with comparable authority, duties or responsibilities; provided that, neither a mere change in title alone nor reassignment following a Change of Control to a position that is substantially similar to the position held prior to the Change of Control in terms of job duties, responsibilities and requirements shall constitute a material reduction in job responsibilities; or

(3)	a material change in the geographic location at which he must perform services (his relocation to a facility or a location less than 50 miles from his then-present location shall not be considered a material change in geographic location).

He will not resign for “Good Reason” without first providing us with written notice of the acts or omissions constituting the grounds for “Good Reason” within 90 days of the initial existence of the grounds for “Good Reason” and a reasonable cure period of not less than 30 days following the date of such notice.

•

If any of the payments provided for under any of the employment agreements described above or otherwise payable to our named executive officers would constitute “parachute payments” within the meaning of Section 280G of the Code and could be subject to the related excise tax, the named executive officer would be entitled to receive either full payment of benefits or such lesser amount which would result in no portion of the benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to such named executive officers. No agreement described above requires us to provide any tax gross-up payments.

Exchange of Outstanding Stock Options

In October 2012, we offered eligible holders of our stock options, including our then current directors, executive officers and employees, the opportunity to exchange certain outstanding and unexercised options for new options with an exercise price equal to the fair market value of our common stock on October 30, 2012, the date on which this exchange occurred. Options eligible for exchange included all options with an exercise price of greater than $2.16 per share that remained outstanding and unexercised on October 29, 2012. We determined that the fair market value of our common stock on October 30, 2012 was $1.20. The new options issued in this exchange were exercisable for the same number of shares as the exchanged options and were subject to the same terms and conditions, except the exchanged options had a new expiration date of October 29, 2022 and the vesting period for the new options was extended by up to 36 months based on the number of shares previously vested in the options. Directors, executive officers and employees exchanged options to purchase 338,240 shares, including options to purchase 164,581 shares held by our then current non-employee directors and executive officers. We made this exchange offer because many of the outstanding options held by our employees had exercise prices significantly above the fair market value of our common stock, and we believed that such options provided inadequate incentive to employees. We consider options an important component of the compensation we provide to our executive officers and non-employee directors to retain them and align their interests with those of our stockholders. Therefore, our executive officers and non-employee directors were entitled to participate in the exchange offer on the same basis as other employees.

In December 2014, we offered eligible holders of our stock options, including our then current executive officers and employees, the opportunity to exchange certain outstanding and unexercised options for new options with an exercise price equal to the fair market value of our common stock on December 23, 2014, the date on which the exchange offer occurred. Options eligible for exchange included all options with an exercise price greater than $5.04 per share that were granted on or after June 17, 2014 and remained outstanding and unexercised on December 23, 2014. We determined that the fair market value of our common stock on December 23, 2014 was $5.04. The new options issued in this exchange were exercisable for the same number of shares as the exchanged options and were subject to the same terms and conditions, except the exchanged options had a new expiration date of December 22, 2024 and the vesting period for the new options was extended by three months. Executive officers and employees exchanged options to purchase 237,385 shares, including options to purchase an aggregate of 20,833 shares held by our chief financial officer.

Employee Benefit Plans

2016 Equity Incentive Plan

The board of directors has adopted, and our stockholders have approved, the 2016 Plan. The 2016 Plan became effective one business day prior to the date of this prospectus. We do not expect to use the 2016 Plan until after the completion of this offering. Our 2016 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

Authorized Shares

We have reserved a total of 1,096,234 shares of our common stock for issuance pursuant to the 2016 Plan, of which no awards are issued and outstanding. In addition, the shares reserved for issuance under our 2016 Plan also include (1) those shares reserved but unissued under each of our 2010 Plan and 2000 Plan (each as defined below) and (2) shares returned to each of the 2010 Plan and 2000 Plan as the result of expiration or termination of awards (provided that the maximum number of shares that may be added to the 2016 Plan pursuant to (1) and (2) is 674,790 shares). The number of shares available for issuance under the 2016 Plan will also include an annual increase on the first day of each year beginning in 2017, equal to the least of:

•	1,825,000 shares;

•	5% of the outstanding shares of common stock as of the last day of the immediately preceding year; and

•	such other amount as our board of directors may determine.

Plan Administration

The board of directors or one or more committees appointed by the board of directors will administer the 2016 Plan. We anticipate that the compensation committee of the board of directors will administer our 2016 Plan. In the case of awards intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code, the committee will consist of two or more “outside directors” within the meaning of Section 162(m). In addition, if desirable, we may structure transactions under the 2016 Plan to be exempt under Rule 16b-3 of the Exchange Act. Subject to the provisions of our 2016 Plan, the administrator has the power to administer the plan, including but not limited to:

•	the power to interpret the terms of the 2016 Plan and awards granted under it;

•	create, amend and revoke rules relating to the 2016 Plan, including creating sub-plans;

•

determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards, and the form of consideration, if any, payable upon exercise;

•	amend existing awards to reduce or increase their exercise price;

•	allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator; and

•

institute an exchange program by which outstanding awards may be surrendered in exchange for awards of the same type which may have a higher or lower exercise price or different terms, awards of a different type or cash.

Stock Options

We may grant stock options under the 2016 Plan. The exercise price of options granted under our 2016 Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term. Subject to the provisions of our 2016 Plan, the administrator determines the other terms of options.

Stock Appreciation Rights

We may grant stock appreciation rights under our 2016 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding ten years. After the termination of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her agreement. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2016 Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock

We may grant restricted stock under our 2016 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of our 2016 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units

We may grant restricted stock units under our 2016 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. Subject to the provisions of our 2016 Plan, the administrator determines the terms and conditions of restricted stock units, including the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Performance Units and Performance Shares

We may grant performance units and performance shares under our 2016 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number or value of performance units and performance shares to be paid to participants. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance criteria or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination thereof.

Non-Employee Directors

Our 2016 Plan provides that all non-employee directors will be eligible to receive all types of awards (except for incentive stock options) under the 2016 Plan. Our 2016 Plan provides that in any given year, a non-employee director may not receive awards having a grant date fair value greater than $500,000, as determined under GAAP. This maximum limit does not reflect the intended size of any potential grants or a commitment to make grants in the future. In connection with this offering, we implemented a formal policy making our non-employee directors eligible to receive equity awards under the 2016 Plan.

Non-Transferability of Awards

Unless the administrator provides otherwise, our 2016 Plan does not allow for the transfer of awards, and only the recipient of an award may exercise an award during his or her lifetime.

Certain Adjustments

In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2016 Plan, the administrator will adjust the number and class of shares that may be delivered under the 2016 Plan or the number, class and price of shares covered by each outstanding award, and the numerical share limits set forth in the 2016 Plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable, and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control

Our 2016 Plan provides that in the event of a merger or change in control, as defined under the 2016 Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time. If the service of an outside director is terminated on or following a change of control, other than pursuant to a voluntary resignation, his or her options, restricted stock units and stock appreciation rights, if any, will vest fully and become immediately exercisable, all restrictions on his or her restricted stock will lapse, and all performance goals or other vesting requirements for his or her performance shares and units will be deemed achieved at 100% of target levels, and all other terms and conditions met.

Amendment, Termination

The administrator has the authority to amend, suspend or terminate the 2016 Plan provided such action does not impair the existing rights of any participant.

2010 Equity Incentive Plan

Our 2010 Equity Incentive Plan, or the 2010 Plan, was adopted by our board of directors on March 31, 2010, and approved by our stockholders on March 25, 2011 and was amended by our board of directors on June 30, 2010, February 24, 2011, December 7, 2011, July 12, 2012, April 29, 2014, April 28, 2015 and April 13, 2016.

The 2010 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any affiliates’ employees, and for the grant of nonstatutory stock options and awards of restricted shares of common stock to our employees, consultants, and advisors and our affiliates’ employees, consultants and advisors. Our board of directors has decided not to grant any additional options under our 2010 Plan upon the completion of this offering. However, the 2010 Plan will continue to govern the terms and conditions of the outstanding stock options and stock awards previously granted under the 2010 Plan.

Authorized Shares

As of March 31, 2016, the maximum aggregate number of shares (subject to adjustment) of our common stock authorized for issuance under the 2010 Plan was 2,606,879 shares, 179,461 of which were available for grant as of March 31, 2016, plus shares that were subject to stock options or similar awards granted under our 2000 Stock Plan that expired or terminated without having been exercised in full and unvested shares issued pursuant to awards granted under the 2000 Stock Plan that were forfeited to or repurchased by us. In April 2016, our 2010 Plan was amended to increase the number of shares of common stock reserved for issuance by 500,000 shares. Shares issued pursuant to awards under the 2010 Plan that we repurchase or that expire or are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under the 2010 Plan. In addition, to the extent that an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance under the 2010 Plan.

As of March 31, 2016, options to purchase 1,748,335 shares of our common stock were outstanding under the 2010 Plan. If an option expires or becomes unexercisable without having been exercised in full, such shares will become available for future grant or sale.

Plan Administration

Our board of directors currently administers the 2010 Plan. Under the 2010 Plan, the administrator has the authority and discretion to select those individuals who will receive awards, choose the type or types of awards to be granted to selected individuals, and determine the terms that will apply to the awards granted (including the number of shares of common stock that the recipient may be entitled to receive or purchase), which terms may vary from award to award. The administrator also may authorize generally or in specific cases any adjustment in the exercise price, vesting schedule, number of shares subject to, or the term of any option by cancelling an outstanding option and subsequently regranting the option, by amendment, substitution, waiver or other legally valid means. The administrator also has the authority to determine the fair market value of a share of our common stock for purposes of the 2010 Plan and the awards granted thereunder. The administrator is authorized to interpret the provisions of the 2010 Plan and individual award agreements, and generally take any other actions that are contemplated by the 2010 Plan or necessary or appropriate in the administration of the 2010 Plan and individual award agreements. Any decision made, or action taken, by the administrator or in connection with the administration of the 2010 Plan shall be final and conclusive on all persons.

Stock Options

Prior to the completion of this offering, the administrator may grant incentive or nonstatutory stock options under the 2010 Plan, provided that incentive stock options are only granted to employees. The exercise price of such options must equal at least the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years; provided, however, that an incentive stock option held by a participant who owns more than 10% of the total combined voting power of all classes of our stock, or of certain of our affiliates, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value of our common stock on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, check, promissory note, shares or other property acceptable to the administrator. Subject to the provisions of the 2010 Plan, the administrator determines the remaining terms of the options (e.g., vesting).

Stock Appreciation Rights

Prior to the completion of this offering, stock appreciation rights may be granted under our 2010 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the grant date. Subject to the provisions of our 2010 Plan, the administrator determines the terms of stock appreciation rights, including when such rights vest and become exercisable and whether to settle such awards in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the grant date. The specific terms will be set forth in an award agreement.

After the termination of service of an employee, director or consultant, he or she may exercise his or her option or stock appreciation for the period of time stated in his or her award agreement. Generally, if termination is due to death or disability, the option or stock appreciation right will remain exercisable for six months. In all other cases, the option will generally remain exercisable for 30 days following the termination of service. In some cases, options or stock appreciation rights issued to consultants pursuant to our 2010 Plan provide that they may be exercised at any time prior to the expiration of the ten-year term of the option or stock appreciation right. However, in no event may an option or stock appreciation right be exercised later than the expiration of its term.

In the event a participant is terminated for cause, and the participant acquired vested shares pursuant to the exercise of an option or stock appreciation right under the 2010 Plan, we have the right to repurchase those shares during the 90-day period following the termination date.

Restricted Stock

Prior to the completion of this offering, restricted stock may be granted under our 2010 Plan. Shares of restricted stock will vest, and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. The specific terms will be set forth in an award agreement.

Restricted Stock Units

Prior to the completion of this offering, restricted stock units may be granted under our 2010 Plan. The administrator determines the terms and conditions of restricted stock units including the vesting criteria, which may include achievement of specified performance criteria or continued service to us, and the form and timing of payment. The administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout. The administrator determines in its sole discretion whether an award will be settled in stock, cash or a combination of both. Restricted stock units that do not vest will be forfeited by the recipient and will revert to us. The specific terms will be set forth in an award agreement.

Non-Transferability of Awards

Unless the administrator provides otherwise, our 2010 Plan generally does not allow for the transfer of awards, and only the recipient of an award may exercise an award during his or her lifetime.

Certain Adjustments

In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2010 Plan, the administrator will make proportionate adjustments to the exercise price and the number or type of shares covered by each award. The administrator may also provide for cash payments, or for the exchange of outstanding options granted under the 2010 Plan for other awards in such circumstances, such as by conversion, assumption or substitution of an option for another company’s options on a ratio corresponding to the terms of a merger or other reorganization.

Merger or Change in Control

Our 2010 Plan provides that in the event of a merger or change in control, as defined under the 2010 Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time.

Amendment, Termination

Our board of directors has the authority to amend, alter, suspend or terminate the 2010 Plan, provided such action does not impair the existing rights of any participant.

2000 Stock Plan

Our 2000 Stock Plan, or the 2000 Plan, was adopted by our board of directors and approved by our stockholders on April 6, 2000. The 2000 Plan was terminated on March 31, 2010. Since its termination, we have not granted any additional awards under the 2000 Plan, but the 2000 Plan will continue to govern the terms and conditions of the outstanding awards previously granted thereunder.

Our 2000 Plan provided for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any subsidiary’s employees, and for the grant of nonqualified stock options and stock purchase rights to our employees and consultants and our affiliates’ or subsidiary’s employees and consultants.

Authorized Shares

As of March 31, 2016, options to purchase 166,290 shares of our common stock were outstanding under the 2000 Plan. If an option expires or becomes unexercisable without having been exercised in full, or is surrendered pursuant to an option exchange program, such shares will become available for future grant or sale.

Plan Administration

Our board of directors currently administers our 2000 Plan. Under our 2000 Plan, the administrator has the power to determine the terms of awards, including the recipients, the exercise price, the number of shares covering each award, the fair market value of a share of common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, the form of consideration, if any, payable upon exercise of the award, and the terms of the award agreements for use under the 2000 Plan. The administrator has the authority to implement an option exchange program on such terms and conditions as it deems appropriate, provided that no amendment or adjustment, without participant’s prior written consent, may adversely affect any rights of a participant. The administrator also may modify any outstanding option without a participant’s consent if necessary to avoid our incurring adverse accounting charges. The administrator has the authority to interpret all provisions of the 2000 Plan, to prescribe the form of stock option agreements, and to adopt, amend and rescind rules pertaining to the administration of the 2000 Plan. Any decision made, or action taken, by the administrator or in connection with the administration of the 2000 Plan shall be final and conclusive on all persons.

The exercise price of options granted under our 2000 Plan had to be at least equal to the fair market value of our common stock on the grant date for incentive stock options and 85% of the fair market value of our common stock on the grant date for nonstatutory stock options, except that with respect to any optionee who owned 10% of the voting power of all classes of our outstanding stock as of the grant date, the exercise price had to equal at least 110% of the fair market value on the grant date. The term of an incentive stock option had to not exceed ten years, except that with respect to any optionee who owned 10% of the voting power of all classes of our outstanding stock as of the grant, the term could not exceed five years. Unless otherwise provided in the option agreement, payment of the exercise price of an option will be made in cash or a cash equivalent acceptable to the administrator. The administrator also may provide for the payment of the exercise price of an option by shares. Subject to the provisions of our 2000 Plan, the administrator determined the terms of all other options in its discretion.

After the termination of service of an employee or consultant, he or she may exercise his or her award to the extent vested for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the award will remain exercisable for six months (12 months in the case of a termination due to death). In all other cases, the award will generally remain exercisable for 30 days following the termination of service. However, in no event may an option be exercised later than the expiration of its term. In the event a participant is terminated for cause, and the participant acquired vested shares pursuant to the exercise of an option under the 2000 Plan, we have the right to repurchase those shares during the 90-day period following the termination date.

Unless the administrator provides otherwise, our 2000 Plan generally does not allow for the transfer of awards, and only the recipient of an award may exercise an award during lifetime.

Certain Adjustments

In the event of certain changes in our capitalization, we or the administrator shall make proportionate adjustments to the number, value and class of stock represented by the outstanding awards in accordance with such terms as we or the administrator may determine.

Change in Control

In the event of a merger or consolidation of us (regardless of whether we are the surviving corporation), or a sale of substantially all of our assets, each outstanding award shall be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume the award or to substitute an equivalent option or right, the outstanding award shall terminate upon the consummation of the transaction.

2016 Employee Stock Purchase Plan

The board of directors has adopted, and our stockholders have approved, the 2016 Employee Stock Purchase Plan, or the ESPP. The ESPP will become effective after the completion of this offering.

Authorized Shares

We have reserved a total of 365,411 shares of our common stock for sale under the ESPP. In addition, our ESPP provides for annual increases in the number of shares available for issuance under the ESPP on the first day of each year beginning in 2017, equal to the least of:

•	1% of the outstanding shares of our common stock on the first day of such year;

•	365,411 shares of common stock; and

•	such amount as determined by our board of directors.

Plan Administration

The board of directors or a committee appointed by the board of directors will administer the ESPP. We anticipate that our compensation committee will administer the ESPP. The administrator has the authority to administer the plan, including authority to interpret the terms of the ESPP, determine eligibility to participate, and to establish procedures for plan administration, including creating sub-plans.

Eligibility

Generally, all of our employees will be eligible to participate if they are employed by us, or any participating subsidiary, for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock under the ESPP if such employee:

•	immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

•	hold rights to purchase stock under all of our employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of stock for each calendar year.

Offering Periods

Our ESPP is intended to qualify under Section 423 of the Code, and provides for six months offering periods. The offering periods generally start on the first trading day on or after February 20 and August 20 of each year, except for the first offering period, which will commence on the first trading day on or after the effectiveness of the registration statement of which this prospectus forms a part and will end on the first trading day on or after February 20, 2017. The administrator may, in its discretion, modify the terms of future offering periods.

Payroll Deductions

Our ESPP will permit participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation, which includes a participant’s base straight-time gross earnings, certain commissions, overtime and shift premium, but exclusive of payments for incentive compensation, bonuses and other compensation. A participant may purchase a maximum of 4,000 shares during a six-month period.

Exercise of Option

Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each offering period. The purchase price of the shares will be 85% of the lower of the fair market value of our common stock on the first trading day of each offering period or on the exercise date. Participants may end their participation at any time during the offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation ends automatically upon termination of employment with us.

Non-Transferability

A participant may not transfer rights granted under the ESPP other than by will, the laws of descent and distribution, or as otherwise provided under the ESPP.

Merger or Change in Control

In the event of our merger or change in control, as defined under the ESPP, a successor corporation may assume or substitute for each outstanding option. If the successor corporation refuses to assume or substitute for the option, the offering period then in progress will be shortened, and a new exercise date will be set. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Amendment, Termination

Our ESPP will automatically terminate in 2036, unless we terminate it sooner. The administrator has the authority to amend, suspend or terminate our ESPP, except that, subject to certain exceptions described in the ESPP, no such action may adversely affect any outstanding rights to purchase stock under our ESPP.

2016 Senior Leadership Bonus Program

Our 2016 Senior Leadership Bonus Program, or the 2016 Bonus Program, will provide participating executive officers and other members of our management team the opportunity to receive annual formula-based incentive payments for 2016 performance. The payments will be based on a target incentive amount for each participating employee.

The 2016 Bonus Program will provide for incentive compensation based upon our achievement of budgeted bookings goals for 2016. The budget bookings goals will include threshold, target and maximum levels of achievement. Between the threshold and target level of achievement, participating employees will be eligible to receive a bonus based on a percentage from 0% to 100% of their target incentive amount. Between the target and maximum level of achievement, participating employees will be eligible to receive a bonus based on a percentage from 100% and 175% of their target incentive amount. Participating employees must remain employed with us through the date bonuses are paid to receive a bonus under the 2016 Bonus Program.

401(k) Plan

We maintain a tax-qualified retirement plan that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to participate in the 401(k) plan as of the first day of the month on or following the date they begin employment, and participants are able to defer up to 100% of their eligible compensation. All participants’ interests in their deferrals are 100% vested when contributed. The 401(k) plan permits us to make matching contributions and profit sharing contributions to eligible participants, although we have not made any such contributions to date. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan, and all contributions are deductible by us when made.

Limitation of Liability and Indemnification Matters

Our certificate of incorporation and bylaws, each to be effective upon completion of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law, which prohibits us from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further limiting the personal liability of a director, then the liability of our directors will be limited to the fullest extent permitted by Delaware law, as so amended. Our certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our certificate of incorporation and bylaws, we have entered into indemnification agreements with each of our current directors, officers and some employees. These agreements provide for the indemnification of our directors, officers and some employees for certain expenses and liabilities incurred in connection with any action, suit, proceeding or alternative dispute resolution mechanism, or hearing, inquiry or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent or fiduciary of us, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent or fiduciary of another entity. In the case of an action or proceeding by or in the right of us or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions since January 1, 2013 to which we have been a party in which the amount involved exceeded $120,000 and in which any of our executive officers, directors, promoters or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements which are described under the section of this prospectus captioned “Executive Compensation.”

Related Party Transaction Policy

We have adopted a formal, written policy, which will become effective upon completion of this offering, that our executive officers, directors (including director nominees), holders of more than 5% of any class of our voting securities and any member of the immediate family of or any entities affiliated with any of the foregoing persons, are not permitted to enter into a related party transaction with us without the prior approval or, in the case of pending or ongoing related party transactions, ratification of our audit committee. For purposes of our policy, a related party transaction is a transaction, arrangement or relationship where we were, are or will be involved and in which a related party had, has or will have a direct or indirect material interest.

Certain transactions with related parties, however, are excluded from the definition of a related party transaction including, but not limited to:

•	transactions involving the purchase or sale of products or services in the ordinary course of business, not exceeding $20,000;

•	transactions where a related party’s interest derives solely from his or her service as a director of another entity that is a party to the transaction;

•	transactions where a related party’s interest derives solely from his or her ownership of less than 10% of the equity interest in another entity that is a party to the transaction; and

•	transactions where a related party’s interest derives solely from his or her ownership of a class of our equity securities and all holders of that class received the same benefit on a pro rata basis.

No member of the audit committee may participate in any review, consideration or approval of any related party transaction where such member or any of his or her immediate family members is the related party. In approving or rejecting the proposed agreement, our audit committee shall consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to:

•	the benefits and perceived benefits to us;

•	the materiality and character of the related party’s direct and indirect interest;

•	the availability of other sources for comparable products or services;

•	the terms of the transaction; and

•	the terms available to unrelated third parties under the same or similar circumstances.

In reviewing proposed related party transactions, the audit committee will only approve or ratify related party transactions that are in, or not inconsistent with, the best interests of us and our stockholders.

The transactions described below were consummated prior to our adoption of the formal, written policy described above, and therefore the foregoing policies and procedures were not followed with respect to the transactions. However, we believe that the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

December 2014 Stock Option Exchange

In December 2014, we offered eligible holders of our stock options, including our then current executive officers and employees, the opportunity to exchange certain outstanding and unexercised options for new options with an exercise price equal to the fair market value of our common stock on December 23, 2014, the date on which the exchange occurred. Options eligible for exchange included all options with an exercise price greater than $5.04 per share that were granted on or after June 17, 2014 and remained outstanding and unexercised on December 23, 2014. We determined that the fair market value of our common stock on December 23, 2014 was $5.04 per share. The new options issued in this exchange were exercisable for the same number of shares as the exchanged options and were subject to the same terms and conditions, except the exchanged options had a new expiration date of December 22, 2024 and the vesting period for the new options was extended by three months. Options to purchase 237,385 shares were exchanged, including options to purchase an aggregate of 20,833 shares held by Evan Fein, our chief financial officer.

Customer Agreements

We derive revenue from transactions with Intel Corporation through product sales on a purchase order basis and from an agreement entered into in December 2009, as most recently amended in May 2013, for engineering services related to our technology. For 2013, 2014 and 2015, we recorded total revenue of $300,000, $19,000 and $31,000, respectively, from Intel. No revenue was recorded for the three months ended March 31, 2016 from Intel.

Investors’ Rights Agreement

We have entered into an investors’ rights agreement with certain holders of our common stock and convertible preferred stock, including Dr. Diorio, our co-founder, vice-chairman and chief executive officer, Intel Corporation and entities affiliated with each of ARCH Venture Partners, Polaris Partners, Madrona Venture Group, Mobius Venture Capital and AllianceBernstein. As of March 31, 2016, the holders of 10,139,063 shares of our common stock (including 81,409 shares underlying the warrants described in “Shares Eligible for Future Sale—Warrants” and the warrants to purchase 218,523 shares of Series 2 redeemable convertible preferred stock, which will be net exercised automatically for 91,331 shares of common stock) or their transferees, are entitled to rights with respect to the registration of their shares under the Securities Act. For a description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Voting Agreement

The election of the members of the board of directors is governed by a voting agreement with certain of the holders of our outstanding common stock, convertible preferred stock and warrants to purchase our capital stock, including Dr. Diorio, our co-founder, vice-chairman and chief executive officer, and entities affiliated with each of ARCH Venture Partners, Polaris Partners, Madrona Venture Group, Mobius Venture Capital and AllianceBernstein. The parties to the voting agreement have agreed, subject to certain conditions, to vote their shares to elect as directors as follows:

•	one nominee designated by entities affiliated with Polaris Partners, which position is currently vacant;

•	one nominee designated by entities affiliated with ARCH Venture Partners, currently Mr. Bybee;

•	one nominee designated by entities affiliated with Madrona Venture Group, currently Mr. Alberg; and

•	one nominee designated by entities affiliated with AllianceBernstein, which position is currently vacant.

In addition, the parties to the voting agreement have agreed to vote their shares to elect the chief executive officer, which position is currently vacant, and a nominee chosen by our founders, currently Dr. Diorio. The parties further agreed to vote their shares to elect up to three individuals who are designated by mutual agreement by a majority of the board of directors, currently Messrs. Sessler and van Oppen and Ms. Wise. Upon the consummation of this offering, the obligations of the parties to the voting agreement to vote their shares to elect these nominees will terminate, and none of our stockholders will have any special rights regarding the nomination, election or designation of members of the board of directors. Our existing certificate of incorporation contains provisions that correspond to the voting agreement; however, the certificate of incorporation that will be effective upon the closing of this offering will not include such provisions.

Other Transactions

We have entered into employment agreements with our executive officers that, among other things, provide for certain severance and change of control benefits. For a description of these agreements, see “Executive Compensation—Executive Employment Arrangements.”

We have granted stock options to our executive officers and to three of our non-executive directors and one of our former non-executive directors. For a description of these options, see “Management—Director Compensation” and “Executive Compensation.”

Since January 2013, certain of our executive officers and directors have exercised options for aggregate consideration in excess of $120,000. For more information with respect to these transactions, see the sections captioned “Management – Director Compensation” and “Executive Compensation.”

From November 2014 through December 2015, our former president and chief executive officer exercised options to purchase 546,674 shares of our common stock for aggregate consideration of $381,663.

We have entered into indemnification agreements with our directors and executive officers. For a description of these agreements, see “Management—Limitation of Liability and Indemnification Matters.”

Tom A. Alberg, one of our directors, has agreed to purchase 35,714 shares of our common stock in this offering. At our request, the underwriters have reserved such shares for sale to Mr. Alberg. All such shares would be purchased at the initial public offering price and on the same terms as the other purchasers in this offering.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock as of May 31, 2016 by:

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;

•	each of the named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

The percentage of beneficial ownership prior to the offering shown in the table is based upon 12,934,647 shares outstanding as of May 31, 2016, assuming the automatic conversion of all outstanding shares of redeemable convertible preferred stock as of May 31, 2016 into an aggregate of 8,522,837 shares of common stock and excludes shares underlying the warrants that are being net exercised in connection with this offering. The percentage of beneficial ownership after this offering shown in the table is based on 17,825,978 shares of common stock outstanding after the closing of this offering and includes the shares underlying the warrants that are being net exercised in connection with this offering, assuming no exercise of the underwriters’ option to purchase additional shares and no purchase of shares in this offering by Tom A. Alberg, one of our directors, who has agreed to purchase 35,714 shares of our common stock in this offering.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules take into account shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before the 60th day after May 31, 2016. Certain of the options granted to our named executive officers may be exercised prior to the vesting of the underlying shares. Shares of common stock issued upon early exercise are subject to our right to repurchase such shares until they have vested. These shares are deemed to be outstanding and beneficially owned by the person holding those options or a warrant for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o Impinj, Inc., 400 Fairview Avenue N., Suite 1200, Seattle, Washington 98109.

	BENEFICIAL OWNERSHIP PRIOR TO THIS OFFERING		BENEFICIAL OWNERSHIP AFTER THIS OFFERING
NAME OF BENEFICIAL OWNER	NUMBER	PERCENT	NUMBER	PERCENT
5% Stockholders
Entities affiliated with AllianceBernstein(1)	745,239	5.8%	739,829	4.2%
Entities affiliated with ARCH Venture Partners(2)	1,388,049	10.7	1,361,408	7.6
Entities affiliated with GF Private Equity Group(3)	911,965	7.0	903,713	5.1
Entities affiliated with Intel Corporation(4)	1,054,550	8.1	1,049,045	5.9
Entities affiliated with Madrona Venture Group(5)	1,225,165	9.4	1,200,519	6.7
Entities affiliated with Mobius Venture Capital(6)	1,189,839	9.2	1,170,603	6.6
Entities affiliated with Polaris Partners(7)	1,282,264	9.9	1,256,223	7.0
Named Executive Officers and Directors
Chris Diorio, Ph.D.(8)	1,186,228	9.1	1,185,558	6.6
Eric Brodersen(9)	297,914	2.3	297,914	1.7
Walter Palhetas(10)	169,791	1.3	169,791	*
Peter van Oppen(11)	99,166	*	99,166	*
Tom A. Alberg(5)	1,225,165	9.4	1,200,519	6.7
Clinton Bybee(2)	1,388,049	10.7	1,361,408	7.6
Gregory Sessler(12)	27,081	*	27,081	*
Theresa Wise(13)	16,666	*	16,666	*
All current executive officers and directors as a group (9 persons)(14)	4,587,138	33.7%	4,535,181	24.6%

*	Represents beneficial ownership of less than 1%.
(1)

Consists of 737,112 shares and a warrant to purchase 8,127 shares held of record by AllianceBernstein Venture Fund I, L.P. AllianceBernstein Global Derivatives Corporation is the general partner of AllianceBernstein ESG Venture Management, L.P., which is the general partner of AllianceBernstein Venture Fund I, L.P. The address for each of the foregoing entities and natural persons is 1999 Avenue of the Stars, Suite 2150, Los Angeles, California 90067.

(2)

Consists of 8,795 shares and a warrant to purchase 267 shares held of record by ARCH V Entrepreneurs Fund, L.P. and 1,339,228 shares and a warrant to purchase 39,759 shares held of record by ARCH Venture Fund V, L.P. ARCH Venture Partners V, L.P., as the sole general partner of ARCH Venture Fund V, L.P. and ARCH V Entrepreneurs Fund, L.P., may be deemed to beneficially own certain of the shares held of record by ARCH Venture Fund V, L.P. and ARCH V Entrepreneurs Fund, L.P., but disclaims beneficial ownership of such shares, in which it does not have an actual pecuniary interest. ARCH Venture Partners V, LLC, as the sole general partner of ARCH Venture Partners V, L.P., may be deemed to beneficially own certain of the shares held of record by ARCH Venture Fund V, L.P. and ARCH V Entrepreneurs Fund, L.P. but disclaims beneficial ownership of such shares, in which it does not have an actual pecuniary interest. Clinton Bybee, Robert Nelsen, Keith Crandell and Steven Lazarus are the managing directors of ARCH Venture Partners V, LLC, and each may be deemed to beneficially own certain of the shares held of record by ARCH Venture Fund V, L.P. and ARCH V Entrepreneurs Fund, L.P. Mr. Bybee, Mr. Nelsen, Mr. Crandell and Mr. Lazarus disclaim beneficial ownership of all shares held of record by ARCH Venture Fund V, L.P. and ARCH V Entrepreneurs Fund, L.P., in which they do not have an actual pecuniary interest. By virtue of their relationship as affiliated entities who have overlapping general partners and managing directors, ARCH Venture Fund V, L.P., ARCH V Entrepreneurs Fund, L.P., ARCH Venture Partners V, L.P., ARCH Venture Partners V, LLC, Mr. Crandell, Mr. Bybee, Mr. Nelsen and Mr. Lazarus may be deemed to share the voting and investment control of the record shares. The address of ARCH Venture Fund V, L.P., ARCH V Entrepreneurs Fund, L.P., Mr. Bybee, Mr. Nelsen, Mr. Crandell and Mr. Lazarus is 8755 West Higgins Road, Suite 1025, Chicago, Illinois 60631.

(3)

Consists of 899,567 shares and a warrant to purchase 12,398 shares held of record by GF Private Equity Group, LLC. GFMC, LLC is the manager of GF Private Equity Group, LLC. The managers of GFMC, LLC are Bruce Valdez, Robert Zahradnik, Darrell Owen, Alex Cloud and Lit Santistevan who collectively may be deemed to have voting and dispositive power of the securities held by GF Private Equity Group, LLC. The address of GF Private Equity Group, LLC is 14929 Highway 172, Ignacio, Colorado 81137.

(4)

Consists of 1,013,704 shares held of record by Intel Corporation and 32,576 shares and a warrant to purchase 8,270 shares held of record by Middlefield Ventures, Inc. Intel Corporation is the parent company of Middlefield Ventures, Inc. and is deemed as to have voting and dispositive control over shares held by Middlefield Ventures, Inc. Wendell Brooks, Ravi Jacob, Stacy Smith and Susie Giordano may be deemed to share voting power and investment power with respect to the shares held by Intel Corporation and Middlefield Ventures, Inc. The address of Intel Corporation and Middlefield Ventures, Inc. is 2200 Mission College Blvd., M/S RN6-59, Santa Clara, California 95054.

(5)

Consists of 128,041 shares and a warrant to purchase 3,989 shares held of record by Madrona Managing Director Fund, LLC, 955,959 shares and a warrant to purchase 29,797 shares held of record by Madrona Venture Fund I-A, L.P. and 104,137 shares and a warrant to purchase 3,242 shares held of record by Madrona Venture Fund I-B, L.P. If Mr. Alberg purchases a number of shares in this offering equal to that which he has agreed to purchase, upon completion of this offering, he will beneficially own shares representing 6.9% of our common stock. Madrona Investment Partners, LLC, as the sole general partner of Madrona Venture Fund I-A, L.P. and Madrona Venture Fund I-B, L.P., may be deemed to beneficially own certain of the shares held of record by Madrona Venture Fund I-A, L.P. and Madrona Venture Fund I-B, L.P. but disclaims beneficial ownership of such shares in which it does not have an actual pecuniary interest. Tom A. Alberg disclaims beneficial ownership of all shares held of record by Madrona Managing Director Fund, LLC, Madrona Venture Fund I-A, L.P. and Madrona Venture Fund I-B, L.P., in which he does not have an actual pecuniary interest. By virtue of their relationship as affiliated entities who have overlapping general partners and managing directors, Madrona Managing Director Fund, LLC, Madrona Venture Fund I-A, L.P., Madrona Venture Fund I-B, L.P., Madrona Investment Partners, LLC and Mr. Alberg may be deemed to share voting and investment control of the record shares. The address of Madrona Managing Director Fund, LLC, Madrona Venture Fund I-A, L.P., Madrona Venture Fund I-B, L.P. and Mr. Alberg is 999 Third Avenue, 34th Floor, Seattle, Washington 98104.

(6)

Consists of 21,011 shares and a warrant to purchase 523 shares held of record by Mobius Technology Ventures Advisors Fund VI L.P., 22,056 shares and a warrant to purchase 549 shares held of record by Mobius Technology Ventures Side Fund VI L.P., 539,375 shares and a warrant to purchase 13,426 shares held of record by Mobius Technology Ventures VI L.P. and 578,499 shares and a warrant to purchase 14,400 shares held of record by SOFTBANK U.S. Ventures Fund VI L.P. Mobius VI LLC, as the sole general partner of Mobius Technology Ventures Advisors Fund VI L.P., Mobius Technology Ventures Side Fund VI L.P., Mobius Technology Ventures VI L.P. and SOFTBANK U.S. Ventures Fund VI L.P., may be deemed to beneficially own certain of the shares held of record by Mobius Technology Ventures Advisors Fund VI L.P., Mobius Technology Ventures Side Fund VI L.P., Mobius Technology Ventures VI L.P. and SOFTBANK U.S. Ventures Fund VI L.P. but disclaims beneficial ownership of such shares, in which it does not have an actual pecuniary interest. By virtue of their relationship as affiliated entities who have overlapping general partners and managing directors, Mobius VI LLC, Mobius Technology Ventures Advisors Fund VI L.P., Mobius Technology Ventures Side Fund VI L.P., Mobius Technology Ventures VI L.P., SOFTBANK U.S. Ventures Fund VI L.P., Jason Mendelson and Brad Feld may be deemed to share the voting and investment control of the record shares. The address of Mobius Technology Ventures Advisors Fund VI L.P., Mobius Technology Ventures Side Fund VI L.P., Mobius Technology Ventures VI L.P. and SOFTBANK U.S. Ventures Fund VI L.P. is 1050 Walnut Street, Suite 210, Boulder, Colorado 80302.

(7)

Consists of 1,193,736 shares and a warrant to purchase 37,582 shares held of record by Polaris Venture Partners III, L.P., 30,725 shares and a warrant to purchase 958 shares held of record by Polaris Venture Partners Entrepreneurs’ Fund III, L.P. and 18,680 shares and a warrant to purchase 583 shares held of record by Polaris Venture Partners Founders’ Fund III, L.P. Polaris Venture Management Co. III, L.L.C., as the

sole general partner of Polaris Venture Partners III, L.P., Polaris Venture Partners Entrepreneurs’ Fund III, L.P. and Polaris Venture Partners Founders’ Fund III, L.P., may be deemed to beneficially own certain of the shares held of record by Polaris Venture Partners III, L.P., Polaris Venture Partners Entrepreneurs’ Fund III, L.P. and Polaris Venture Partners Founders’ Fund III, L.P. but disclaims beneficial ownership of such shares, in which it does not have an actual pecuniary interest. By virtue of their relationship as affiliated entities who have overlapping general partners and managing directors, Polaris Venture Management Co. III, L.L.C., Polaris Venture Partners III, L.P., Polaris Venture Partners Entrepreneurs’ Fund III, L.P., Polaris Venture Partners Founders’ Fund III, L.P., Jonathan Flint and Terrance McGuire may be deemed to share the voting and investment control of the record shares. The address of Polaris Venture Partners III, L.P., Polaris Venture Partners Entrepreneurs’ Fund III, L.P., and Polaris Venture Partners Founders’ Fund III, L.P. is One Marina Park Dr., 10th Floor, Boston, Massachusetts, 02210.
(8)

Consists of 699,999 shares held of record by DFT L.L.C., 388,314 shares held of record by Dr. Diorio, 12,500 shares held of record by Diorio Children’s Trust and options to purchase 85,415 shares that are exercisable within 60 days of May 31, 2016, of which 75,563 shares will be vested as of July 30, 2016. In June 2016, Dr. Diorio exercised a warrant to purchase 804 shares of Series 2 preferred stock.

(9)

Consists of 144,443 shares held, 95,832 of which are unvested and are subject to a right of repurchase by us as of May 31, 2016, and options to purchase 153,471 shares that are exercisable within 60 days of May 31, 2016, 72,785 of which will be vested as of July 30, 2016.

(10)	Consists of options to purchase 169,791 shares that are exercisable within 60 days of May 31, 2016, of which 53,059 shares will be vested as of July 30, 2016.
(11)	Consists of 99,166 shares held.
(12)	Consists of 22,915 shares held, and options to purchase 4,166 shares that are exercisable within 60 days of May 31, 2016, all of which will be vested as of July 30, 2016.
(13)	Consists of options to purchase 16,666 shares that are exercisable within 60 days of May 31, 2016, of which 4,166 will be vested as of July 30, 2016.
(14)

Consists of 3,925,406 shares held, warrants to purchase 78,060 shares and options to purchase 583,672 shares that are exercisable within 60 days of May 31, 2016, of which 332,521 will be vested as of July 30, 2016. Troy Fukumoto was a director as of May 31, 2016, but subsequently resigned. He is not included in this table.

DESCRIPTION OF CAPITAL STOCK

This section provides a summary of the rights of our common stock and preferred stock. This summary is not complete. For more detailed information, please see our certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Upon the closing of this offering and the filing of our certificate of incorporation to be effective upon completion of this offering, our authorized capital stock will consist of 495,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.

Upon the closing of this offering, all the outstanding shares of convertible preferred stock as of March 31, 2016 will automatically convert into an aggregate of 8,522,837 shares of common stock. In addition, upon the closing of this offering, warrants to purchase 218,523 shares of Series 2 redeemable convertible preferred stock, which will be net exercised automatically for 91,331 shares of common stock. Upon the closing of this offering and after giving effect to the conversion of convertible preferred stock into common stock, warrants to purchase an aggregate of 81,409 shares of common stock will remain outstanding if they are not exercised prior to the closing of this offering.

Common Stock

Outstanding Shares

Based on 4,395,832 shares of common stock outstanding as of March 31, 2016, the conversion of convertible preferred stock outstanding as of March 31, 2016 into an aggregate of 8,522,837 shares of common stock upon the completion of this offering, the issuance of 4,800,000 shares of common stock in this offering, and no exercise of options or warrants (other than the warrants being net exercised in connection with this offering), there will be 17,810,000 shares of common stock outstanding upon the closing of this offering. As of March 31, 2016, assuming the conversion of all outstanding convertible preferred stock into common stock upon the closing of this offering, we had approximately 268 record holders of our common stock.

As of March 31, 2016, there were 1,914,625 shares of common stock subject to outstanding options and 81,409 shares of common stock subject to outstanding warrants, assuming the conversion of all outstanding convertible preferred stock into common stock upon the closing of this offering.

Voting Rights

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our certificate of incorporation and bylaws do not provide for cumulative voting rights. Therefore, the holders of a plurality of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose. The holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. With respect to matters other than the election of directors, at any meeting of the stockholders at which a quorum is present or represented, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at such meeting and entitled to vote on the subject matter shall be the act of the stockholders, except as otherwise required by law.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. For more information see “Dividend Policy.”

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued pursuant to this offering, when paid for, will be fully paid and nonassessable.

Preferred Stock

Upon the closing of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing change in our control or other corporate action. Upon closing of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Warrants

As of March 31, 2016, warrants exercisable for an aggregate of 45,128 shares of our Series 2 redeemable convertible preferred stock (which will automatically convert into warrants to purchase an aggregate of 56,409 shares of common stock in connection with this offering) with an exercise price of $9.318 per share and a warrant exercisable for 25,000 shares of our common stock at an exercise price of $2.52 per share were outstanding.

These warrants have a net exercise provision under which their holders may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our stock at the time of exercise of the warrants after deduction of the aggregate exercise price. These warrants contain provisions for adjustment of the exercise price and number of shares issuable upon the exercise of warrants in the event of certain stock dividends, stock splits, reorganizations, reclassifications and consolidations.

Warrants to purchase 45,128 shares of our Series 2 redeemable convertible preferred stock issued to our lender will become exercisable for shares of common stock in connection with the conversion of all our outstanding shares of convertible preferred stock into common stock immediately prior to the closing of this offering. If not exercised earlier, these warrants to purchase 41,666, 2,004 and 1,458 shares of our Series 2 redeemable convertible preferred stock will terminate on July 13, 2022, June 1, 2020 and February 1, 2021, respectively. The warrant to purchase 25,000 shares of common stock issued to our lender will terminate on March 24, 2021.

Registration Rights

Under our investors’ rights agreement, following the closing of this offering, the holders of approximately 10,139,063 shares of common stock as of March 31, 2016 (including 81,409 shares underlying the warrants described in “Shares Eligible for Future Sale—Warrants” and the warrants to purchase 218,523 shares of Series 2 redeemable convertible preferred stock, which will be net exercised automatically for 91,331 shares of common stock), or their transferees, have the right to require us to register the offer and sale of their shares, or to include their shares in any registration statement we file, in each case as described below.

Demand Registration Rights

The holders of at least 30% of the shares having registration rights have the right to demand that we use commercially reasonable efforts to file a registration statement for the registration of the offer and sale of at least 20% of the shares having such registration rights. We are only obligated to file up to two registration statements in connection with the exercise of demand registration rights. These registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances.

Form S-3 Registration Rights

At any time after we are qualified to file a registration statement on Form S-3, the holders of at least 10% of the shares having registration rights have the right to demand that we file a registration statement on Form S-3 so long as the aggregate amount of shares to be offered and sold under such registration statement is at least $1.0 million. We are not obligated to file any registration statements within 180 days of a registration statement that we propose. These registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration statement on Form S-3 under certain circumstances.

Piggyback Registration Rights

At any time after the closing of this offering, if we propose to register the offer and sale of any of our securities under the Securities Act either for our own account or for the account of other stockholders, a stockholder with registration rights will have the right, subject to certain exceptions, to include their shares of common stock in the registration statement. These registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration statement under certain circumstances, but not below 30% of the total number of shares covered by the registration statement.

Expenses of Registration

We will pay all expenses relating to any demand registrations, Form S-3 registrations and piggyback registrations, other than underwriting discounts and selling commissions.

Termination

The registration rights terminate upon the earliest of (1) the date that is five years after the closing of this offering, (2) as to a given holder of registration rights, when such holder of registration rights can sell all of such holder’s registrable securities in a three month-period pursuant to Rule 144 promulgated under the Securities Act and (3) a change in control of us.

Anti-Takeover Effects of Delaware and Washington Law and Our Certificate of Incorporation and Bylaws

Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Washington Business Corporation Act

The laws of Washington, where our principal executive offices are located, impose restrictions on certain transactions between certain foreign corporations and significant stockholders. In particular, the Washington Business Corporation Act, or WBCA, prohibits a “target corporation,” with certain exceptions, from engaging in certain “significant business transactions” with a person or group of persons which beneficially owns 10% or more of the voting power of the target corporation, an “acquiring person,” for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the time of acquisition. Such prohibited transactions may include, among other things:

•	any merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;

•	any termination of 5% or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares; and

•	allowing the acquiring person to receive any disproportionate benefit as a stockholder.

After the five-year period, a significant business transaction may take place as long as it complies with certain fair price provisions of the statute or is approved at an annual or special meeting of stockholders.

We will be considered a “target corporation” so long as our principal executive office is located in Washington and (1) a majority of our employees are residents of the state of Washington or we employ more than one thousand residents of the state of Washington; (2) a majority of our tangible assets, measured by market value, are located in the state of Washington or we have more than $50 million worth of tangible assets located in the state of Washington; and (3) any one of the following: (a) more than 10% of our stockholders of record are resident in the state of Washington; (b) more than 10% of our shares are owned of record by state residents; or (c) 1,000 or more of our stockholders of record are resident in the state.

If we meet the definition of a target corporation, the WBCA may have the effect of delaying, deferring or preventing a change of control.

Certificate of Incorporation and Bylaws

Provisions of our certificate of incorporation and bylaws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our certificate of incorporation and bylaws will:

•

permit our board of directors to issue up to 5,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in our control;

•	provide that the authorized number of directors may be changed only by resolution of the board of directors, subject to the rights of any holders of preferred stock;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide our board of directors into three classes, each of which stands for election once every three years;

•	provide that a director may only be removed from the board of directors by the stockholders for cause;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also meet specific requirements as to the form and content of a stockholder’s notice;

•

not provide for cumulative voting rights (therefore allowing the holders of a plurality of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

•

provide that special meetings of our stockholders may be called only by the board of directors, the chairman of the board of directors, our chief executive officer or president (in the absence of a chief executive officer);

•

provide that stockholders will be permitted to amend certain provisions of our bylaws only upon receiving at least two-thirds of the votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class; and

•

provide that, unless we otherwise consent in writing, a state or federal court located within the State of Delaware shall be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the company, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to the company or our stockholders, (3) any action asserting a claim against the company arising pursuant to any provision of the Delaware General Corporation Law, or (4) any action asserting a claim against the company governed by the internal affairs doctrine.

The amendment of any of these provisions would require approval by the holders of at least two-thirds of our then outstanding common stock, voting as a single class.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, New York 11219.

Listing

Our common stock has been approved for listing on The NASDAQ Global Select Market under the symbol “PI.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and although our common stock has been approved for listing on The NASDAQ Global Select Market, we cannot assure you that there will be an active public market for our common stock following this offering. We cannot predict what effect sales of our shares in the public market or the availability of shares for sale will have on the market price of our common stock. Future sales of substantial amounts of common stock in the public market, including shares issued upon exercise of outstanding options or warrants, or the perception that such sales may occur, however, could adversely affect the market price of our common stock and also could adversely affect our future ability to raise capital through the sale of our common stock or other equity-related securities at times and prices we believe appropriate.

Upon completion of this offering, based on our shares outstanding as of March 31, 2016 and after giving effect to the conversion of all outstanding shares of our preferred stock, 17,810,000 shares of our common stock will be outstanding, or 18,530,000 shares of common stock if the underwriters exercise their option to purchase additional shares in full. All of the shares of common stock expected to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. In addition, the shares that may be sold to Tom A. Alberg, one of our directors, agreed to purchase 35,714 shares of our common stock in this offering, and which the underwriters have reserved for sale to Mr. Alberg at our request, would be subject to restrictions under applicable securities laws and the lock-up agreements described in “—Lock-up Agreements and Market Standoff Provisions” below and the section of this prospectus captioned “Underwriting”. The remaining outstanding shares of our common stock will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if their offer and sale is registered under the Securities Act or if the offer and sale of those securities qualify for an exemption from registration, including exemptions provided by Rules 144 and 701 under the Securities Act, which are summarized below.

As a result of the lock-up agreements and market stand-off provisions described below and the provisions of Rules 144 or 701, and assuming no extension of the lock-up period and no exercise of the underwriters’ option to purchase additional shares, the shares of our common stock that will be deemed “restricted securities” will be available for sale in the public market following the completion of this offering as follows:

•	No shares will be eligible for sale on the date of this prospectus; and

•

13,010,000 shares (in addition to any shares sold to Mr. Alberg) will be eligible for sale upon expiration of the lock-up agreements and market stand-off provisions described below, beginning more than 180 days after the date of this prospectus.

We may issue shares of our common stock from time to time for a variety of corporate purposes, including in capital-raising activities through future public offerings or private placements, in connection with exercise of stock options or warrants, vesting of restricted stock units and other issuances relating to our employee benefit plans and as consideration for future acquisitions, investments or other purposes. The number of shares of our common stock that we may issue may be significant, depending on the events surrounding such issuances. In some cases, the shares we issue may be freely tradable without restriction or further registration under the Securities Act; in other cases, we may grant registration rights covering the shares issued in connection with these issuances, in which case the holders of the common stock will have the right, under certain circumstances, to cause us to register any resale of such shares to the public.

Lock-up Agreements and Market Standoff Provisions

We, our directors and officers and all of the holders of our equity securities have agreed, subject to certain exceptions, not to offer, sell or transfer any common stock or securities convertible into or exchangeable or exercisable for common stock, for 180 days after the date of this prospectus without first obtaining the written consent of RBC Capital Markets, LLC, on behalf of the underwriters, or us, as applicable, after the date of this prospectus. RBC Capital Markets, LLC may, in its sole discretion, and subject to FINRA Rule 5131, release any of the securities subject to the lock-up agreements with the underwriters at any time. These agreements are described below under the section captioned “Underwriting.”

RBC Capital Markets, LLC has advised us that they have no present intent or arrangement to release any shares subject to a lock-up with the underwriters and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any shares subject to a lock-up, RBC Capital Markets, LLC would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market for our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate for purposes of the Securities Act and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without being required to comply with the notice, manner of sale or public information requirements or volume limitation provisions of Rule 144. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

In addition, under Rule 144, a person may sell shares of our common stock acquired from us immediately upon the completion of this offering, without regard to the registration requirements of the Securities Act or the availability of public information about us, if:

•	the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

•	the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 17,810 shares immediately after this offering; and

•	the average weekly trading volume in our common stock on The NASDAQ Global Select Market during the four calendar weeks preceding the date of filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. To the extent that shares were acquired from one of our affiliates, a person’s holding period for the purpose of effecting a sale under Rule 144 would commence on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701 a person who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the notice, manner of sale or public information requirements or volume limitation provisions of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

As of March 31, 2016, there had been 2,414,846 shares of our outstanding common stock issued in reliance on Rule 701 as a result of exercises of stock options. All of these shares, however, are subject to lock-up agreements or market stand-off provisions as discussed above, and, as a result, these shares will only become eligible for sale at the earlier of the expiration of the lock-up period or upon obtaining the consent of RBC on behalf of the underwriters to release all or any portion of these shares from the lock-up agreements.

Stock Options

As of March 31, 2016, options to purchase an aggregate 1,914,625 shares of our common stock were outstanding. We intend to file one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of all shares of our common stock subject to outstanding stock options and all shares issued or issuable under our stock plans. We expect to file the registration statement covering these shares after the date of this prospectus, which will permit the resale of such shares by persons who are non-affiliates of ours in the public market without restriction under the Securities Act, subject, with respect to certain of the shares, to the provisions of the lock-up agreements and market stand-off provisions described above.

Warrants

Upon completion of this offering, the following warrants to purchase a total of 81,409 shares will remain outstanding:

•

45,128 shares of Series 2 redeemable convertible preferred stock (which is convertible into common stock on an approximate 1-for-1.25 basis for a total of 56,409 shares), at an exercise price of $9.318 per share; and

•	25,000 shares of our common stock at an exercise price of $2.52 per share (subject to adjustment as provided in the warrants).

See “Description of Capital Stock—Warrants” for additional information. Such shares issued upon exercise of the warrants may be able to be sold after the expiration of the lock-up period described above subject the requirements of Rule 144 described above.

Registration Rights

Upon completion of this offering, the holders of approximately 10,139,063 shares of our common stock (including 81,409 shares underlying the warrants described in “Description of Capital Stock—Warrants” and the warrants to purchase 218,523 shares of Series 2 redeemable convertible preferred stock, which will be net exercised automatically for 91,331 shares of common stock) will be eligible to exercise certain rights to cause us to register their shares for resale under the Securities Act, subject to various conditions and limitations. These registration rights are described under the section of this prospectus captioned “Description of Capital Stock—Registration Rights.” Upon the effectiveness of a registration statement covering these shares, the shares would become freely tradable, and a large number of shares may be sold into the public market, which may adversely affect the market price of our common stock.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES

FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of our common stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, U.S. Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof, all of which are subject to change, possibly with retroactive effect, which could result in U.S. federal income tax consequences different than those summarized below. We have not sought a ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary does not address the potential application of the tax on net investment income, the tax considerations arising under the laws of any state, local or other jurisdiction, or U.S. federal estate, gift or generation-skipping tax, except to the extent provided below. This summary is limited to investors who will hold our common stock as a capital asset for tax purposes. This summary does not address all tax considerations that may be important to a particular investor in light of the investor’s circumstances or to certain categories of non-U.S. investors that may be subject to special rules, including, without limitation:

•	banks, insurance companies or other financial institutions (except to the extent specifically set forth below);

•	tax-exempt organizations;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);

•	U.S. expatriates, certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership (including any entity classified as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Therefore, this summary does not address tax considerations applicable to partnerships that hold our common stock. Accordingly, partnerships that hold our common stock and partners in such partnerships should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate, gift, and generation-skipping tax rules or under the tax laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are a beneficial owner of our common stock, other than a partnership that is not: (1) an individual who is a citizen or resident of the United States, (2) a corporation or other entity taxable as a corporation for U.S. federal income tax purposes that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (3) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (4) a trust that either is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all of its substantial decisions, or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If you are a non-U.S. citizen individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock.

Distributions on Common Stock

If we make distributions on our common stock, these distributions generally will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent these distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Subject to the discussion below regarding withholding on foreign accounts, any dividend paid to you generally will be subject to U.S. withholding either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. If you are eligible for a reduced rate of withholding pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If you hold our common stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, attributable to a permanent establishment maintained by you in the United States) are exempt from withholding. In order to claim this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying exemption. Such effectively connected dividends, although not subject to withholding, are taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

Subject to the discussion below regarding withholding on foreign accounts, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the U.S.);

•

you are an individual who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and your holding period for our common stock.

If you are described in the first bullet above, you will generally be required to pay tax on the net gain derived from the sale at the same graduated U.S. federal income tax rates applicable to U.S. persons (net of certain deductions and credits), and if you are a corporate non-U.S. holder, you may be subject to branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. If you are described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses (even though you are not considered a resident of the United States).

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, our common stock will be treated as a U.S. real property interest only if you actually or constructively hold more than 5% of such regularly traded common stock at any time during the applicable period described above.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

The information reporting and backup withholding rules that apply to payments of dividends to certain U.S. shareholders of our common stock generally will not apply to dividends paid to a non-U.S. holder so long as the non-U.S. holder certifies its foreign status or otherwise establishes an exemption by properly certifying non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person or that the conditions of any other exemption are not, in fact, satisfied.

Under the Treasury regulations, the payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless the beneficial owner certifies, under penalties of perjury, among other things, its status as a non-U.S. holder (and the broker does not have actual knowledge or reason to know the holder is a U.S. person) or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. Information reporting, but not backup withholding, will apply to a payment of proceeds, even if that payment is made outside of the United States, if you sell our common stock through a non-U.S. office of a broker that is:

•	a U.S. person (including a foreign branch or office of such person);

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

•

a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business;

unless the broker has documentary evidence that the beneficial owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no actual knowledge or reason to know to the contrary). Backup withholding is not an additional tax. Any amounts withheld from a payment to you under the backup withholding rules will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information or returns are furnished to the IRS in a timely manner.

Foreign Accounts

The Foreign Account Tax Compliance Act, or FATCA, imposes a U.S. federal withholding tax of 30% on certain “withholdable payments,” including on dividends on, and the gross proceeds of a disposition of, our common stock to a “foreign financial institution” (as specifically defined for this purpose) unless such institution provides the withholding agent with a certification as to its FATCA status and either enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or such institution otherwise qualifies for an exemption. A U.S. federal withholding tax of 30% is generally imposed on dividends on, and the gross proceeds of a disposition of, our common stock to a non-financial foreign entity unless such entity provides the withholding agent with a certification as to its FATCA status and either a certification that it does not have any substantial direct or indirect U.S. owners or information regarding direct and indirect U.S. owners of the entity or such entity otherwise qualifies for an exemption. Under applicable Treasury Regulations and IRS guidance, the withholding provisions described above will generally apply to payments of dividends on our common stock made on or after July 1, 2014 and to payments of gross proceeds from a sale or other disposition of such stock on or after January 1, 2019. You should consult your tax advisors regarding the application of these withholding provisions to you.

Federal Estate Tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death generally will be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement we have entered into with RBC Capital Markets, LLC, Pacific Crest Securities, a division of KeyBanc Capital Markets Inc., and Piper Jaffray & Co., as the representatives of the underwriters named below, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of shares of common stock shown opposite its name below:

UNDERWRITER	NUMBER OF SHARES
RBC Capital Markets, LLC	1,896,000
Pacific Crest Securities, a division of KeyBanc Capital Markets Inc.	1,020,000
Piper Jaffray & Co.	828,000
Needham & Company, LLC	660,000
Canaccord Genuity Inc.	396,000

Total	4,800,000

The underwriting agreement provides that the underwriters will purchase all of the shares of common stock, if any of them are purchased, other than the shares of our common stock covered by the option described below unless and until the option is exercised. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Tom A. Alberg, one of our directors, has agreed to purchase 35,714 shares of our common stock in this offering. At our request, the underwriters have reserved such shares for sale to Mr. Alberg. All such shares would be purchased at the initial public offering price and on the same terms as the other purchasers in this offering.

The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, a liquid trading market may not develop for our common stock, you may not be able to sell any of the common stock you hold at a particular time, and the price you receive when you sell the shares you hold may not be favorable.

The underwriters will offer the shares of common stock subject to their acceptance of the shares of common stock from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not expect sales to accounts over which they have discretionary authority to exceed 5% of the common stock being offered.

Commissions and Expenses

The underwriters have advised us that they propose to offer the shares of common stock to the public at the initial price to public set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $0.588 per share of common stock. After this offering, the initial price to public and the concession to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the price to public and the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

		TOTAL
	PER SHARE	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES
Price to public	$14.00	$67,200,000	$77,280,000
Underwriting discounts and commissions	$0.98	$4,704,000	$5,409,600
Proceeds, before expenses	$13.02	$62,496,000	$71,870,400

We estimate expenses payable in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $2.7 million, which include legal, accounting and printing costs, and various other fees associated with the registration and listing of our common stock.

Determination of Offering Price

Prior to this offering, there has not been a public market for our common stock. Consequently, the initial price to public for our common stock was determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in these negotiations were prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believed to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

The initial price to public may not correspond to the price at which our common stock will trade in the public market subsequent to this offering and an active trading market for the common stock may not develop or continue after this offering.

Listing

Our common stock has been approved for listing on The NASDAQ Global Select Market under the symbol “PI.”

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 720,000 shares at the price to public set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more shares than the total number set forth on the cover page of this prospectus.

No Sales of Similar Securities

We and all directors and officers and the holders of substantially all of our outstanding stock, stock options and warrants have agreed that, without the prior written consent of RBC Capital Markets, LLC, and subject to certain exceptions, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock; or

•	make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

In addition, we and the holders of substantially all of our outstanding stock, stock options and warrants have agreed that, without the prior written consent of RBC Capital Markets, LLC, and subject to certain exceptions, we and they will not, during the period ending 180 days after the date of this prospectus, file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock. The restrictions described in this paragraph do not apply to:

•	the sale of shares to the underwriters in this offering;

•

transactions by a security holder relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions;

•

the transfer by a security holder of shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (1) to an immediate family member of a security holder or to a trust formed for the benefit of such an immediate family member, (2) by bona fide gift, will or intestacy, (3) if the security holder is a corporation, partnership or other business entity (a) to another corporation, partnership or other business entity that controls, is controlled by or is under common control with such security holder or (b) as part of a disposition, transfer or distribution without consideration by the security holder to its equity holders or (4) if the security holder is a trust, to a trustor or beneficiary of the trust, provided that in each case, each transferee, donee or distributee shall sign and deliver a lock-up agreement and no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the lock-up period;

•

the transfer by a security holder of shares of common stock or any securities convertible into common stock by a security holder to us upon a vesting event of our securities or upon the exercise of options or warrants to purchase our securities, in each case on a “cashless exercise” or “net exercise” basis to the extent permitted by the instruments representing such options or warrants so long as such “cashless exercise” or “net exercise” is effected solely by the surrender of outstanding options or warrants to us and our cancellation of all or a portion thereof to pay the exercise price or withholding tax obligations, provided no filing under Section 16(a) of the Exchange Act reporting a disposition of shares of common stock shall be required or shall be voluntarily made in connection with such vesting or exercise;

•

the establishment by a security holder of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the lock-up period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required of or voluntarily made by or on behalf of the security holder or us;

•

the conversion of our outstanding redeemable convertible preferred stock into shares of our common stock, provided that such shares of common stock remain subject to the terms of the lock-up agreement;

•

the transfer by a security holder of shares of our common stock or any security convertible into or exercisable or exchangeable for common stock to us, pursuant to agreements under which we have the option to repurchase such shares or a right of first refusal with respect to transfers of such shares;

•

the transfer by a security holder of shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock that occurs by operation of law, pursuant to a qualified domestic order or in connection with a divorce settlement; provided that (1) such shares remain subject to the terms of the lock-up agreement, and (2) if the security holder is required to file a report under Section 16 (a) of the Exchange Act reporting a reduction in beneficial ownership of shares of common stock or other securities during the lock-up period, the security holder shall include a statement in such report to the effect that such transfer occurred by operation of law, pursuant to a domestic order or in connection with a divorce settlement;

•

the transfer by a security holder of shares of our common stock or any security convertible into or exercisable or exchangeable for common stock pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of the common stock involving a change of control of us, provided that such transaction has been approved by our board of directors and provided further that if the tender offer, merger, consolidation or other such transaction is not completed, the common stock owned by the security holder shall remain subject to the restrictions contained in the lock-up agreement;

•	the issuance by us of shares of our common stock upon the exercise of an option or warrant or the conversion of a security outstanding as of the date of this prospectus;

•

the grant by us of options or the issuance by us of our shares of common stock to our employees, officers, directors, advisors or consultants pursuant to employee benefit plans in effect as of the date of this prospectus and described in this prospectus, provided that we shall cause each recipient of such options or shares to sign a copy of the lock-up agreement;

•	the filing by us of a registration statement on Form S-8 with respect to an employee benefit plan in effect as of the date of this prospectus and described in this prospectus; and

•

our sale or issuance of or entry into an agreement to sell or issue shares of common stock or securities convertible into or exercisable for common stock in connection with any (1) mergers, (2) acquisition of securities, businesses, property or other assets, (3) joint ventures, (4) strategic alliances, (5) partnerships with experts or other talent to develop or provide content, (6) equipment leasing arrangements or (7) debt financing, provided, that, the aggregate number of shares of common stock or securities convertible into or exercisable for common stock (on an as-converted or as-exercised basis, as the case may be) that we may sell or issue or agree to sell or issue does not exceed 5% of the total number of shares of our common stock issued and outstanding immediately following the completion of this offering and provided further that we shall cause each recipient of such shares to sign a copy of the lock-up agreement.

RBC Capital Markets, LLC, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice, provided that, when and as required by FINRA Rule 5131, at least two business days before the release or waiver of any applicable lock-up, RBC Capital Markets, LLC will notify us of the impending release or waiver and we will announce the impending release or waiver through a major news service, except where the release or waiver is effected solely to permit a transfer of securities that is not for consideration and where the transferee has agreed in writing to be bound by the same lock-up agreement terms in place for the transferor.

In addition to the lock-up agreements described above, all holders of our equity securities are subject to market standoff provisions as described in “Shares Eligible for Future Sale—Lock-up Agreements and Market Standoff Provisions.”

Stabilization

The underwriters have advised us that, pursuant to Regulation M under the Exchange Act, certain persons participating in this offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares. “Naked” short sales are sales in excess of the option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved or endorsed by us or the underwriters and should not be relied upon by investors.

Other Activities and Relationships

The underwriters and certain of their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their respective affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, we would expect them to routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common stock offered hereby. Any such short positions could adversely affect future trading prices of the common stock offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas, or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Notice to Residents of Canada

The securities may be sold only to purchasers purchasing as principal that are both “accredited investors” as defined in National Instrument 45-106 Prospectus and Registration Exemptions and “permitted clients” as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from the prospectus requirements and in compliance with the registration requirements of applicable securities laws.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), an offer to the public of any shares of common stock that are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity that is a “qualified investor” as defined in the Prospectus Directive;

(b)	by the underwriters to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 Financial Promotion Order 2005, as amended, which we refer to as the Order, or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold by means of any document other than (a) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (b) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (c) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, or the Financial Instruments and Exchange Law, and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the Exempt Investors) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority, or FINMA, as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended, or CISA, and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended, or CISO, such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Seattle, Washington. Fenwick & West LLP, Seattle, Washington is representing the underwriters. Investment funds associated with Wilson Sonsini Goodrich & Rosati, Professional Corporation hold shares of our redeemable convertible preferred stock convertible into an aggregate of 3,380 shares of our common stock, which represents less than 1% of our outstanding shares of common stock.

EXPERTS

The consolidated financial statements as of December 31, 2015 and 2014 and for each of the two years in the period ended December 31, 2015 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus constitutes only a part of the registration statement. Some items are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits. Statements contained in this prospectus concerning the contents of any contract or document referred to are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website at www.sec.gov that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.impinj.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

IMPINJ, INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Impinj, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in redeemable convertible preferred stock, of changes in stockholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Impinj, Inc. at December 31, 2015 and 2014, and the results of its operations and cash flows for each of the two years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Impinj, Inc.’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Seattle, Washington

March 11, 2016, except for the effects of the reverse stock split described in Note 2, as to which the date is July 8, 2016

Impinj, Inc.

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

	DECEMBER 31,		MARCH 31, 2016	PRO FORMA MARCH 31, 2016 (NOTE 2)
	2014	2015
			(unaudited)
Assets:
Current assets:
Cash and cash equivalents	$6,939	$10,121	$14,822
Accounts receivable, net of allowances of $362, $285 and $314 (unaudited), respectively	9,562	12,889	12,361
Inventory	9,054	11,837	13,748
Prepaid expenses and other current assets	725	1,095	2,055

Total current assets	26,280	35,942	42,986
Property and equipment, net of accumulated depreciation of $9,005, $8,968 and $8,397 (unaudited), respectively	3,520	12,351	12,660
Other non-current assets	—	637	988
Goodwill	3,881	3,881	3,881
Other intangible assets, net	136	37	15

Total assets	$33,817	$52,848	$60,530	$60,530

Liabilities, redeemable convertible preferred stock and stockholders’ (deficit) equity:
Current liabilities:
Accounts payable	$2,403	$3,182	$4,075
Accrued compensation and employee related benefits	2,793	4,038	2,663
Accrued liabilities	2,160	2,895	5,399
Current portion of long-term debt	4,219	5,227	13,750
Current portion of capital lease obligations	604	1,190	1,138
Current portion of deferred rent	529	258	90
Current portion of deferred revenue	1,403	684	450

Total current liabilities	14,111	17,474	27,565
Long-term debt, net of current portion	3,755	10,683	9,833
Capital lease obligations, net of current portion	1,028	2,526	2,308
Long-term liabilities—other	595	678	701
Warrant liability	3,568	2,865	2,811	—
Deferred rent, net of current portion	112	4,984	5,105
Deferred revenue, net of current portion	457	710	1,189

Total liabilities	23,626	39,920	49,512	46,701

Commitments and contingencies (Note 9)
Redeemable convertible preferred stock, $0.001 par value
Series 1: authorized, 5,333,553 shares; issued and outstanding, 5,333,533 shares (aggregate liquidation value of $57,500 at December 31, 2015); no shares issued or outstanding pro forma (unaudited)	48,883	60,184	63,009	—
Series 2: authorized, 2,979,166 shares; issued and outstanding, 2,551,503 shares (aggregate liquidation value of $65,383 at December 31, 2015); no shares issued or outstanding pro forma (unaudited)	37,779	37,779	37,779	—

Total redeemable convertible preferred stock	86,662	97,963	100,788	—

Stockholders’ (deficit) equity:
Common stock, $0.001 par value—authorized, 15,041,666 shares; issued and outstanding, 3,727,146, 4,381,558 and 4,395,832 (unaudited) shares as of December 31, 2014 and 2015 and March 31, 2016, respectively, and 12,918,669 shares issued and outstanding pro forma (unaudited)	4	4	4	13
Additional paid in capital	109,740	100,276	97,871	201,461
Accumulated deficit	(186,215)	(185,315)	(187,645)	(187,645)

Total stockholders’ (deficit) equity	(76,471)	(85,035)	(89,770)	13,829

Total liabilities, redeemable convertible preferred stock and stockholders’ (deficit) equity	$33,817	$52,848	$60,530	$60,530

The accompanying notes are an integral part of these consolidated financial statements.

Impinj, Inc.

Consolidated Statements of Operations

(in thousands, except per share amounts)

	YEAR ENDED DECEMBER 31,		THREE MONTHS ENDED MARCH 31,
	2014	2015	2015	2016
			(unaudited)
Revenue:
Product revenue	$58,970	$77,389	$15,995	$21,551
Development, service and licensing revenue	4,793	1,090	70	80

Total revenue	63,763	78,479	16,065	21,631

Cost of revenue:
Cost of product revenue	28,914	37,232	7,978	10,437
Cost of development, service and licensing revenue	1,118	273	37	38

Total cost of revenue	30,032	37,505	8,015	10,475

Gross profit	33,731	40,974	8,050	11,156

Operating expenses:
Research and development expense	13,889	17,005	4,058	5,171
Sales and marketing expense	10,662	14,343	3,004	4,922
General and administrative expense	6,765	8,025	1,721	2,931
Offering costs	1,959	—	—	—

Total operating expenses	33,275	39,373	8,783	13,024

Income (loss) from operations	456	1,601	(733)	(1,868)

Interest income (expense) and other, net
Interest expense	(901)	(1,208)	(215)	(487)
Other income (expense), net	838	673	62	40

Total interest income (expense) and other, net	(63)	(535)	(153)	(447)

Income (loss) before tax expense	393	1,066	(886)	(2,315)
Income tax expense	(96)	(166)	(19)	(15)

Net income (loss)	$297	$900	$(905)	$(2,330)

Less: Accretion of preferred stock	(11,301)	(11,301)	(2,825)	(2,825)

Net loss attributable to common stockholders—basic and diluted	$(11,004)	$(10,401)	$(3,730)	$(5,155)

Net loss per share attributable to common stockholders—basic and diluted	$(3.30)	$(2.67)	$(1.01)	$(1.21)

Weighted—average shares used to compute net loss per share attributable to common stockholders—basic and diluted	3,338	3,893	3,686	4,267

Pro forma net income (loss) per share attributable to common stockholders (unaudited)
Basic		$0.02		$(0.19)

Diluted		$0.01		$(0.19)

Pro forma weighted-average shares used to compute net income per share attributable to common stockholders (unaudited)
Basic		12,416		12,790

Diluted		13,689		12,790

The accompanying notes are an integral part of these consolidated financial statements.

Impinj, Inc.

Consolidated Statements of Changes in Redeemable Convertible Preferred Stock

(in thousands)

	SERIES 1		SERIES 2		TOTAL AMOUNT
	SHARES	AMOUNT	SHARES	AMOUNT
Balance at December 31, 2013	5,334	$37,582	2,552	$37,779	$75,361
Accretion of redeemable convertible preferred stock	—	11,301	—	—	11,301

Balance at December 31, 2014	5,334	48,883	2,552	37,779	86,662
Accretion of redeemable convertible preferred stock	—	11,301	—	—	11,301

Balance at December 31, 2015	5,334	60,184	2,552	37,779	97,963
Accretion of redeemable convertible preferred stock (unaudited)	—	2,825	—	—	2,825

Balance at March 31, 2016 (unaudited)	5,334	$63,009	2,552	$37,779	$100,788

The accompanying notes are an integral part of these consolidated financial statements.

Impinj, Inc.

Consolidated Statements of Changes in Stockholders’ Deficit

(in thousands)

	COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT	TOTAL STOCKHOLDERS’ DEFICIT
	SHARES	AMOUNT
Balance at December 31, 2013	3,224	$38	$119,446	$(186,512)	$(67,028)
Common stock issued in connection with early stock option exercises	231	—	—	—	—
Common stock issued in connection with all other stock option exercises	275	4	328	—	332
Vesting of early exercised stock options	—	—	54	—	54
Common stock repurchased	(2)	—	—	—	—
Stock-based compensation	—	—	1,175	—	1,175
Accretion of preferred stock	—	—	(11,301)	—	(11,301)
Net income (loss)	—	—	—	297	297

Balance at December 31, 2014	3,728	42	109,702	(186,215)	(76,471)
Common stock issued in connection with early stock option exercises	2	—	—	—	—
Common stock issued in connection with all other stock option exercises	654	8	522	—	530
Vesting of early exercised stock options	—	1	118	—	119
Common stock repurchased	(2)	—	—	—	—
Stock-based compensation	—	—	1,188	—	1,188
Accretion of preferred stock	—	—	(11,301)	—	(11,301)
Net income (loss)	—	—	—	900	900

Balance at December 31, 2015	4,382	51	100,229	(185,315)	(85,035)
Common stock issued in connection with all other stock option exercises (unaudited)	14	—	51	—	51
Vesting of early exercised stock options (unaudited)	—	—	35	—	35
Stock-based compensation (unaudited)	—	—	334	—	334
Accretion of preferred stock (unaudited)	—	—	(2,825)	—	(2,825)
Net income (loss) (unaudited)	—	—	—	(2,330)	(2,330)

Balance at March 31, 2016 (unaudited)	4,396	$51	$97,824	$(187,645)	$(89,770)

The accompanying notes are an integral part of these consolidated financial statements.

Impinj, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	YEAR ENDED DECEMBER 31,		THREE MONTHS ENDED MARCH 31,
	2014	2015	2015	2016
			(unaudited)
Operating activities:
Net income (loss)	$297	$900	$(905)	$(2,330)
Adjustment to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,366	1,972	414	713
Amortization of debt issuance costs	182	152	34	48
Revaluation of warrant liability	398	(703)	(47)	(54)
Stock-based compensation	1,175	1,178	306	334
Changes in operating assets and liabilities:
Accounts receivable	(3,611)	(3,327)	(2,505)	528
Inventory	(799)	(2,783)	(724)	(1,911)
Prepaid expenses and other assets	(159)	(360)	(143)	(241)
Deferred revenue	(896)	(466)	533	245
Deferred rent	(165)	4,601	(199)	(47)
Accounts payable	1,402	754	727	632
Accrued compensation and benefits	(817)	1,356	358	(1,340)
Accrued liabilities	795	182	437	1,262

Net cash provided by (used in) operating activities	(832)	3,456	(1,714)	(2,161)

Investing activities:
Purchase of property and equipment	(1,017)	(7,450)	(268)	(464)
Restricted cash	200	—	—	—

Net cash used in investing activities	(817)	(7,450)	(268)	(464)

Financing activities:
Payments on capital lease financing obligations	(625)	(824)	(164)	(281)
Payments on term loans	(2,667)	(6,115)	(598)	(11,775)
Proceeds from term loans	—	13,899	2,859	19,400
Proceeds from issuance of common stock upon exercise of stock options	702	538	232	51
Payments of deferred offering costs	—	(322)	—	(69)

Net cash provided by (used in) financing activities	(2,590)	7,176	2,329	7,326

Net increase (decrease) in cash and cash equivalents	(4,239)	3,182	347	4,701
Cash and cash equivalents
Beginning of period	11,178	6,939	6,939	10,121

End of period	$6,939	$10,121	$7,286	$14,822

Supplemental disclosure of cash flow information:
Cash paid for interest	$718	$973	$158	$440
Cash paid for income taxes	21	41	—	—
Supplemental disclosure of non-cash financing and investing activities:
Accretion on preferred stock	$11,301	$11,301	$2,825	$2,825
Vesting of early exercised stock options	54	119	21	35
Additions to property and equipment through capital lease	819	2,907	79	11
Accrued not yet paid deferred offering costs	—	315	18	740
Purchases of property and equipment not yet paid	381	347	14	525
Write-off of fully depreciated property and equipment	—	1,913	7	1,257

The accompanying notes are an integral part of these consolidated financial statements.

IMPINJ, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

Impinj, Inc., a Delaware corporation, is headquartered in Seattle, Washington. The Impinj Platform enables wireless connectivity to billions of everyday items and delivers each item’s unique identity, location and authenticity, which we refer to as Item Intelligence. We derive revenue from the sale of our tag integrated circuits, or ICs, reader ICs, readers and gateways, and software as well as from development, service and license agreements. Our platform links billions of everyday items to enterprise and consumer applications, delivering valuable information to businesses about items they create, manage, transport and sell.

2. Summary of Significant Accounting Policies

Accounting Principles

We prepared the consolidated financial statements and accompanying notes in accordance with accounting principles generally accepted in the United States of America. We had no significant components of other comprehensive income (loss) during any of the periods presented, as such, a consolidated statements of comprehensive income (loss) is not presented.

Principles of Consolidation

Our consolidated financial statements include the accounts of Impinj, Inc. and our wholly-owned subsidiaries Impinj RFID Technology (Shanghai) Co., Ltd., located in China, Impinj UK Ltd., located in United Kingdom, Impinj Japan LLC, located in Japan, and Impinj International, Ltd., located in the Cayman Islands. All intercompany transactions have been eliminated in consolidation.

Reclassifications

On the consolidated balance sheet, as a result of the retrospective adoption of ASU No. 2015-03 discussed below under the section captioned “—Recent Accounting Pronouncements,” debt issuance costs that are immaterial as of December 31, 2014 have been reclassified from other current and other noncurrent assets to be presented as an offset of the associated current and long-term debt balances.

Unaudited Interim Financial Information

The consolidated financial statements as of March 31, 2016, and for the three months ended March 31, 2015 and 2016 are unaudited. All disclosures as of March 31, 2016 and for the three months ended March 31, 2015 and 2016, presented in the notes to the consolidated financial statements are unaudited. These unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all normal recurring adjustments necessary for a fair statement of our financial position as of March 31, 2016 and results of operations and cash flows for the three months ended March 31, 2015 and 2016. The results of operations for the three months ended March 31, 2016 are not necessarily indicative of the results to be expected for 2016 or for other interim periods or for future periods.

Unaudited Pro Forma Consolidated Balance Sheet Data and Unaudited Pro Forma Net Income (Loss) per Share Attributable to Common Stockholders

The unaudited pro forma information has been prepared assuming that upon the closing of the public offering contemplated by us (1) all of our preferred stock outstanding will automatically convert into shares of common stock; and (2) our preferred stock warrants will be converted to warrants to purchase common stock, assuming no net exercise of any warrants.

The March 31, 2016 unaudited pro forma consolidated balance sheet data has been prepared assuming the following:

•	automatic conversion of 5,333,333 shares of Series 1 redeemable convertible preferred stock outstanding into an equivalent number of shares of common stock;

•	automatic conversion of 2,551,503 shares of Series 2 redeemable convertible preferred stock outstanding into 3,189,304 shares of common stock;

•

conversion of warrants to purchase 263,651 shares of Series 2 redeemable convertible preferred stock into warrants to purchase 329,563 shares of common stock and the related reclassification of the carrying values of the preferred stock warrant liability of $2.8 million at March 31, 2016 to additional paid-in capital (the pro forma common shares outstanding does not assume exercise of any pro forma common stock warrants).

We prepared the unaudited pro forma basic and diluted net income (loss) per share attributable to common stockholders for the year ended December 31, 2015 and for the three months ended March 31, 2016 assuming the automatic conversion of preferred stock (using the if-converted method) as if the initial public offering had occurred on January 1, 2015 and 2016, respectively, as follows:

•	conversion of all 7,885,036 outstanding shares of redeemable convertible preferred stock into 8,522,837 shares of common stock; and

•	reversal of the remeasurement adjustments related to the liability-classified preferred stock warrants.

Reverse Stock Split

On June 16, 2016, our board of directors and stockholders approved an amendment to our certificate of incorporation to effect a reverse split of shares of our authorized, issued and outstanding common stock and redeemable convertible preferred stock at a 1-for-12 ratio. The reverse stock split was effected on July 8, 2016. The par value of our common stock and the par value of our redeemable convertible preferred stock were not adjusted as a result of the reverse stock split. All authorized, issued and outstanding shares of common stock and redeemable convertible preferred stock, warrants for common stock and redeemable convertible preferred stock, options to purchase common stock and the related per share amounts contained in these consolidated financial statements have been retroactively adjusted to reflect this reverse stock split for all periods presented.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates and judgments that we rely upon in preparing our consolidated financial statements include revenue recognition, reserve for returns, collectability of accounts receivable, inventory obsolescence, depreciable lives of fixed assets, the determination of the fair value of stock awards and warrants, estimated costs to complete development contracts, warranty obligations, accrued liabilities and deferred revenue. Actual results could differ from our estimates.

Concentrations of Risks

Financial instruments that subject us to concentrations of credit risk consist primarily of cash equivalents and accounts receivable. These instruments are generally unsecured and uninsured. We extend credit to customers based upon an evaluation of the customer’s financial condition and generally collateral is not required. Total revenue and accounts receivable concentration is presented in the following tables:

	AS OF DECEMBER 31,		AS OF MARCH 31,
	2014	2015	2015	2016
			(unaudited)
Revenue:
Customer A	11%	14%	18%	19%
Customer B	11	10	13	12
Customer C	14	9	11	9
Customer D	6	15	8	8
Customer E	12	16	15	11

	54%	64%	65%	59%

	AS OF DECEMBER 31,		AS OF MARCH 31,
	2014	2015	2015	2016
			(unaudited)
Accounts Receivable:
Customer A	14%	15%	18%	22%
Customer B	16	11	13	13
Customer C	10	12	9	9
Customer D	10	20	10	10
Customer E	5	4	17	12

	55%	62%	67%	66%

We outsource the manufacturing and production of our hardware products to a limited number of suppliers. Although there are a limited number of manufacturers for hardware products, we believe that other suppliers could provide similar products on comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which would adversely affect our operating results.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash deposits. We deposit our cash and cash equivalents primarily with one major financial institution, and our balances consistently exceed federally insured limits. We have not experienced any losses on our cash and cash equivalents. We define cash and cash equivalents to be all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. This ASU is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The effective date for this ASU will be the first quarter of fiscal year 2018 using one of two retrospective application methods. Early adoption is permitted as of the first quarter of fiscal year 2017. We have not yet determined the potential effects of this ASU on our consolidated financial statements or selected a transition method.

In July 2015, the FASB issued ASU No. 2015-11, Simplifying the Measurement of Inventory (Topic 330). The amendments require the measurement of inventory at the lower of cost or net realizable value; where net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. For public entities, the amendments are effective for fiscal years beginning after December 31, 2016, including interim periods within those fiscal years and early adoption is permitted. We have not elected to early adopt ASU No. 2015-11 and the potential effect of this ASU on our consolidated financial statements has not been determined.

In August 2015, the FASB issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs (Subtopic 835-30). The amendments require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. For public entities, the amendments are effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years and early adoption is permitted. We have elected to early adopt ASU No. 2015-03 effective for the third quarter of fiscal 2015 on a retrospective basis; the amounts are not material and accordingly the adoption did not have a material impact on our consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes (Topic 740). The amendments require that deferred tax assets and liabilities be classified as noncurrent in our consolidated balance sheet. For public entities, the amendments are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years and early adoption is permitted. We have not elected to early adopt ASU No. 2015-17 and the potential effects of this ASU on our consolidated financial statements has not been determined.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842).” This standard will require all leases with durations greater than twelve months to be recognized on the balance sheet and is effective for interim and annual reporting periods beginning after December 15, 2018, although early adoption is permitted. We believe adoption of this standard will have a significant impact on our Consolidated Balance Sheets. Although we have not completed our assessment, we do not expect the adoption to change the recognition, measurement or presentation of lease expenses within the Consolidated Statements of Operations and Cash Flows. Information about our undiscounted future lease payments and the timing of those payments is included in Note 9, “Commitments and Contingencies.”

In March 2016, the FASB issued ASU No. 2016-07, “Investments—Equity Method and Joint Ventures (Topic 323).” This standard eliminates the requirement that when an existing cost method investment qualifies for use of the equity method, an investor must restate its historical financial statements, as if the equity method had been used during all previous periods. Under the new guidance, at the point an investment qualifies for the equity method, any unrealized gain or loss in accumulated other comprehensive income (loss) (“AOCI”) will be recognized through earnings. The standard is effective for interim and annual reporting periods beginning after December 15, 2016, although early adoption is permitted. We early adopted this standard during the three months ended March 31, 2016. As we have no available-for-sale or cost-basis investments that qualified for use of the equity method, adoption had no impact on our consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, “Compensation—Stock Compensation (Topic 718).” This standard makes several modifications to Topic 718 related to the accounting for forfeitures, employer tax withholding on share-based compensation and the financial statement presentation of excess tax benefits or deficiencies. ASU No. 2016-09 also clarifies the statement of cash flows presentation for certain components of share-based awards. The standard is effective for interim and annual reporting periods beginning after December 15, 2016, although early adoption is permitted. We have not elected to early adopt ASU No. 2016-09 and the potential effects of this ASU on our consolidated financial statements has not been determined.

Fair Value of Financial Instruments

The carrying value of short-term financial instruments including cash equivalents, accounts receivable, accounts payable, accrued compensation and employee-related benefits and accrued liabilities approximate fair value due to the short-term maturities of these instruments. We did not hold any financial instruments with a carrying value materially different from their fair value, based on quoted market prices or rates for the same or similar instruments or internal valuation models.

Fair Value Measurement

We establish the fair value of our assets and liabilities using the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and a fair value hierarchy based on the inputs used to measure fair value. The three levels of the fair value hierarchy are as follows:

Level 1—Quoted prices in active markets for identical instruments.

Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3—Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Our assessment of the significance of a particular input to the fair value measurement requires management to make judgments and consider factors specific to the asset or liability. The fair values of our long-term debt approximates carrying value based on the borrowing rates currently available to us for loans with similar terms using level 2 inputs. Our convertible preferred stock contains redemption provisions and therefore our warrants issued to purchase such Series 2 redeemable convertible preferred stock are classified as liabilities and recorded at fair value. These preferred stock warrants are subject to remeasurement at each consolidated balance sheet date and any change in fair value is recognized as a component of other income (expense), net.

Whenever possible, we use observable market data and rely on unobservable inputs only when observable market data is not available to determine fair value. The following tables summarize our liabilities measured at fair value on a recurring basis:

	LEVEL 1	LEVEL 2	LEVEL 3	FAIR VALUE AT DECEMBER 31, 2014
	(in thousands)
Convertible preferred stock warrants	$—	$—	$3,568	$3,568

Total liabilities measured at fair value	$—	$—	$3,568	$3,568

	LEVEL 1	LEVEL 2	LEVEL 3	FAIR VALUE AT DECEMBER 31, 2015
	(in thousands)
Convertible preferred stock warrants	$—	$—	$2,865	$2,865

Total liabilities measured at fair value	$—	$—	$2,865	$2,865

	LEVEL 1	LEVEL 2	LEVEL 3	FAIR VALUE AT MARCH 31, 2016
	(in thousands)
	(unaudited)
Convertible preferred stock warrants	$—	$—	$2,811	$2,811

Total liabilities measured at fair value	$—	$—	$2,811	$2,811

The following table provides a roll-forward of the fair value of the preferred stock warrant liabilities categorized as Level 3 for the years ended December 31, 2014 and 2015 and for the three months ended March 31, 2016 (in thousands):

Balance at December 31, 2014	$3,568
Remeasure of convertible preferred stock warrants	(703)

Balance at December 31, 2015	2,865
Remeasure of convertible preferred stock warrants (unaudited)	(54)

Balance at March 31, 2016 (unaudited)	$2,811

Our Series 2 redeemable convertible preferred stock warrant liabilities are categorized as Level 3 because they are valued based on unobservable inputs and our judgment due to the absence of quoted market prices, inherent lack of liquidity and the long-term nature of such financial instruments. We perform a fair value assessment of the preferred stock warrant liabilities on a quarterly basis using the Black-Scholes model and the following variable input assumptions: Series 2 redeemable convertible preferred stock fair market value of $21.48 at December 31, 2014, and $19.20 at both December 31, 2015 and March 31, 2016 (unaudited), Series 2 redeemable convertible preferred stock exercise price of $9.318 per share, remaining contractual lives of the warrants ranging from one to seven years, volatility of 50% and risk-free interest rates ranging from 0.6% to 2.1%. The assumptions used in the Black-Scholes model are inherently subjective and involve significant judgment. Any change in fair value is recognized as a component of other income (expense).

Accounts Receivable

Accounts receivable consists of amounts billed currently due from customers and amounts earned not yet billed on development agreements, net of an allowance for doubtful accounts and an allowance for sales returns and price exceptions. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in existing accounts receivable and is determined based on historical write-off experience and on specific customer accounts believed to be a collection risk. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. We record our sales returns and price exceptions allowance based on historical returns experience.

The following table summarizes our allowance for doubtful accounts:

	BALANCE AT BEGINNING OF YEAR	CHARGED TO COSTS AND EXPENSES	WRITE- OFFS	BALANCE AT END OF YEAR
	(in thousands)
Allowance for doubtful accounts:
For 2014	$58	$(8)	$—	$50
For 2015	50	15	—	65

The following table summarizes our allowance for sales returns and price exceptions:

	BALANCE AT BEGINNING OF YEAR	CHARGED TO COSTS AND EXPENSES	WRITE- OFFS	BALANCE AT END OF YEAR
	(in thousands)
Allowance for sales returns and price exceptions:
For 2014	$347	$450	$(485)	$312
For 2015	312	393	(485)	220

Inventory

Inventories consist of a combination of raw materials, work-in-progress and finished goods and are stated at the lower of cost or market. Cost is determined using the average costing method, which approximates the first in, first out, or FIFO, method. We establish reserves for excess and obsolete inventory based on our analysis of inventory levels and future sales forecasts.

Inventories consisted of the following at:

	DECEMBER 31,		MARCH 31, 2016
	2014	2015
			(unaudited)
	(in thousands)
Raw materials	$752	$852	$2,499
Work-in-process	2,584	3,269	2,579
Finished goods	5,718	7,716	8,670

Total Inventory	$9,054	$11,837	$13,748

Inventory write-downs are included in cost of revenue and were $538,000 and $191,000 for 2014 and 2015, respectively. We sold inventory previously written-down of $0 and $492,000 for 2014 and 2015, respectively. We specifically identify inventory to write down by considering various factors at each reporting date, including inventory age, forecasted demand, new product release schedules, market conditions and other related factors. In considering forecasted demand, we also evaluate the likelihood of market adoption and demand from end users based upon each product’s lifecycle stage, longevity and historical product sales trends. Estimating the value of our inventory requires considerable judgment. Changes in our judgment could have a material impact on our results of operations, financial position and cash flows.

Long-Lived Assets and Intangible Assets

Long-lived assets include property and equipment. We assess the carrying value of our long-lived assets and intangible assets with a definite life when indicators of impairment exist, and we recognize an impairment loss when the carrying amount of an asset is not recoverable from the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Impairment losses are measured by comparing the carrying amount of a long-lived asset to its fair value.

Identifiable intangible assets comprise purchased customer lists, patents and developed technologies. Identifiable intangible assets are amortized over their estimated useful lives, ranging from four to eight years, using the straight-line method, which approximates the expected use of these assets.

We record property and equipment at cost, determine depreciation using the straight-line method over the estimated useful lives of the assets, capitalize additions and improvements that increase the value or extend the life of an asset, expense ordinary repairs and maintenance as incurred, and amortize leasehold improvements over the shorter of the term of the lease or the estimated useful lives of the assets.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net identified assets acquired in a business combination. We evaluate our goodwill for impairment annually on September 30 or when indicators for impairment exist, and we write down goodwill when impaired. To evaluate goodwill for impairment, we qualitatively assess whether it is more likely than not that the fair value of our sole reporting unit is less than the carrying amount. If so, we proceed to the first step of the goodwill impairment test in which we identify potential impairment by performing a quantitative assessment, comparing the fair value of the reporting unit to the carrying value. If the carrying value exceeds its fair value in this analysis, the goodwill of that reporting unit is potentially impaired, and we proceed to step two of the impairment analysis in which we record an impairment loss equal to the excess. Indicators of impairment in our qualitative assessment would include: the impacts of significant adverse changes in legal factors; market and economic conditions; the result of our operational performance and strategic plans; adverse actions by regulators; unanticipated changes in competition and market share; and the potential for sale or disposal of all or a significant portion of our business. A significant impairment could have a material adverse effect on our financial position and results of operations. No impairment charge for goodwill was recorded during 2014 and 2015 and for the three months ended March 31, 2016 (unaudited).

Revenue Recognition

We generate revenue from sales of our hardware and software products, development and service agreements and licensing agreements. We recognize product revenue when: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the price is fixed or determinable; and (4) collection is probable.

Hardware products are typically considered delivered upon shipment. Certain arrangements contain provisions for customer acceptance. Where we are unable to demonstrate that the customer acceptance provisions are met on shipment, revenue is deferred until all acceptance criteria have been met or the acceptance clause or contingency lapses.

For the sale of products to a distributor, we evaluate our ability to estimate returns, considering a number of factors including, the geography in which a sales transaction originates, payment terms and our relationship and past history with the distributor. Distributor agreements do not generally provide for a right of return for refund but do typically provide for a right of return in exchange for other similar products, subject to time and quantity limitations. If we are not able to estimate returns at the time of sale to a distributor, revenue recognition is deferred until there is persuasive evidence indicating the product has sold-through to an end user. Persuasive evidence of sell-through may include reports from distributors documenting sell-through activity, data indicating an order has shipped to an end user or other similar information. At the time of revenue recognition, we record reserves for sales returns which are estimated based on historical activity and expectations of future experience. We monitor and analyze actual experience and adjust reserves on a quarterly basis.

Our reader and gateway products are sold in combination with a limited hardware warranty against manufacturer defect. Our hardware warranty includes access to repair or replacement of hardware in the event of breakage or failure resulting directly from a manufacturer defect; this warranty is provided to all customers and considered an integral part of the initial product sale. Certain software is integrated with our reader and gateway products and is essential to the functionality of the integrated products. We also sell other software that configures, manages and controls readers which is not considered essential to the functionality of the hardware product.

Our multi-element arrangements generally include a combination of hardware products, extended warranty, support and other non-essential software. We allocate revenue to software and non-software deliverables based on their relative fair value. Accounting principles establish a hierarchy to determine the selling price to be used for allocating revenue to non-software deliverables as follows: (1) vendor-specific objective evidence of selling price, or VSOE; (2) third-party evidence of selling price, or TPE; and (3) best estimated selling prices, or ESP. VSOE generally exists only when we sell the deliverable separately and is the price actually charged by us for that deliverable on a stand-alone basis. When VSOE cannot be established, we attempt to establish the selling price of each element based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. We are unable to reliably determine what similar competitor products’ selling prices are on a stand-alone basis and are therefore typically not able to determine TPE. When we are unable to establish selling price using VSOE or TPE, we use ESP in the allocation of arrangement consideration. The objective of ESP is to determine the price at which we would transact a sale if the product or service were sold on a stand-alone basis.

Our ESPs for all products and services are calculated using a method consistent with the way management prices new products. We consider multiple factors in developing the ESPs for our products including our historical pricing and discounting practices, the costs incurred to manufacture the product or deliver the service, the nature of the customer relationship and market trends. In addition, we may consider other factors as appropriate, including the pricing of competitive alternatives if they exist and product-specific business objectives. We regularly review VSOE and ESP and maintain internal controls over the establishment and updates of these estimates.

For software deliverables, we recognize revenue in accordance with industry specific software accounting guidance for stand-alone software licenses and related support services. Revenue from software deliverables that do not require significant production, modification or customization of our software is generally recognized when: (1) delivery has occurred; (2) there is no customer acceptance clause in the contract; (3) there are no significant post-delivery obligations remaining; (4) the price is fixed; and (5) collection of the resulting receivable is reasonably assured. For transactions where we have established VSOE for the fair value of support services as measured by the renewal prices paid by our customers when the services are sold separately on a stand-alone basis, we use the residual method to determine the amount of software product revenue to be recognized. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the sales amount is recognized as license revenue. Support services revenue is deferred and recognized ratably over the period during which the services are to be performed, which is typically from one to three years. In those instances where we have not established VSOE of our support services, the license and service revenue is recognized on a straightline basis over the support period.

Amounts allocated to extended support services sold with our reader products are deferred and recognized on a straight-line basis over the support services term.

We account for nonrecurring engineering development agreements that involve significant production, modification or customization of our products by generally recognizing the revenue over the performance period using the percentage of completion, or POC, method. Advance payments under these agreements are deferred and recognized as earned. Under the POC method of accounting, sales and gross profit are recognized as work is performed based on the relationship between actual costs incurred and total estimated costs to complete the contract. Changes to the original estimates may be required during the life of the contract. Estimates are reviewed quarterly and the effect of any change in the estimated profitability for a contract is reflected in cost of sales. The use of the POC method of accounting involves considerable use of estimates in determining revenue, costs and profits and in assigning the amounts to accounting periods. We account for licensing and service agreements that do not involve significant production, modification or customization of our products generally by recognizing the revenue ratably over the performance period; advance payments under these agreements are initially deferred.

We present revenue net of sales tax in our consolidated statements of operations. Shipping charges billed to customers are included in product revenue and the related shipping costs are included in cost of product revenue.

Guarantees and Product Warranties

In the normal course of business to facilitate sales of our products, we indemnify other parties, including customers, distributors, resellers and parties to other transactions with us, with respect to certain matters. We have agreed to hold the other party harmless against losses arising from a breach of representations or covenants, from intellectual property infringement and from other claims made against certain parties. These agreements may limit the time within which an indemnification claim can be made and the amount of the claim. It is not possible to determine the maximum potential amount under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement.

We provide limited warranty coverage for most products, generally ranging from a period of 90 days to one year from the date of shipment. A liability is recorded for the estimated cost of product warranties based on historical claims, product failure rates and other factors when the related revenue is recognized. We review these estimates periodically and adjust the warranty reserves as actual experience differs from historical estimates or other information becomes available. The warranty liability primarily includes the anticipated cost of materials, labor and shipping necessary to repair or replace the product. Accrued warranty costs in 2014 and 2015 were not material.

Research and Development Costs

Research and development costs are expensed as incurred and consist of salaries and related benefits of product development personnel, contract developers, prototype materials and other expenses related to the development of new and improved products.

Foreign Currency

The functional currency for all of our subsidiaries is the U.S. dollar. All of the assets and liabilities of these entities denominated in local currency are remeasured to U.S. dollars at year-end exchange rates and all revenue and expenses are measured at average rates during the respective period. Gains and losses resulting from the remeasurement of assets and liabilities, as well as, foreign currency transaction gains and losses occurring as a result of the effect of exchange rate changes on transactions denominated in currencies other than U.S. dollars are included in other income (expense), net in the period of exchange. The net effect of foreign currency gains and losses was not material in 2014 and 2015 and for the three months ended March 31, 2016 (unaudited).

Income Taxes

We use the liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect when such assets and liabilities are recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the year that includes the enactment date. We determine deferred tax assets, including historical net operating losses, and deferred tax liabilities, based on temporary differences between the book and tax bases of assets and liabilities. We believe that it is currently more likely than not that our deferred tax assets will not be realized and as such, we have recorded a full valuation allowance for these assets.

We utilize a two-step approach for evaluating uncertain tax positions. First, we evaluate recognition, which requires us to determine if the weight of available evidence indicates that a tax position is more likely than not to be sustained upon audit, including resolution of related appeals or litigation processes, if any. If a tax position is not considered more likely than not to be sustained, no benefits of the position are recognized. Second, we measure the uncertain tax position, which is based on the largest amount of benefit which is more likely than not to be realized on effective settlement. This process involves estimating our actual current tax exposure, including assessing the risks associated with tax audits, together with assessing temporary differences resulting from the different treatment of items for tax and financial reporting purposes. If actual results differ from our estimates, our net operating loss and credit carryforwards could be materially impacted.

Stock-Based Compensation

We have a stock-based compensation plan that is more fully described in Note 8.

We account for stock-based compensation at fair value. Stock-based compensation costs are recognized based on their grant date fair value estimated using the Black-Scholes model. Stock-based compensation expense recognized in the statement of operations is based on stock options expected to vest and has been reduced by an estimated forfeiture rate based on our historical and expected employee forfeiture patterns.

We use the straight-line method of allocating stock-based compensation cost over the requisite service period of the related award. We estimated the expected term of options granted based on expectations of historical experience of similar awards and expectations of future employee behavior. We estimated the risk-free interest rate for the expected term of the options based on the U.S. Treasury yield curve in effect at the time of grant. Our estimate of expected volatility is based on the estimated volatility of similar entities whose share prices are publicly available. We have not paid and do not anticipate paying cash dividends on common stock; therefore, the expected dividend yield is assumed to be zero.

We account for equity instruments issued to nonemployees at fair value. We value all transactions in which we receive services for the issuance of equity instruments using the fair value of the services received or by using the Black-Scholes model. The measurement date of the fair value of the equity instrument issued is the earlier of the date on which the counterparty’s performance is complete or the date on which it is probable that performance will occur. Stock-based compensation expense on options granted to nonemployees was not material for 2014 and 2015 and for the three months ended March 31, 2016 (unaudited).

Warrant Liability

We account for warrant liabilities at fair value. Warrant liability costs are recognized based on their grant date fair value estimated using the Black-Scholes model. To date, all warrants have been issued in connection with entering into or refinancing of our credit facilities and the costs of the warrants were accounted for as a debt discount which is amortized and recognized in interest expense over the term of the associated credit facility. Warrants issued to purchase preferred stock are adjusted to fair value at each period end as estimated using the Black-Scholes model and the associated change in fair value is included in other income (expense), net.

Net Loss per Share Attributable to Common Stockholders

Net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding. We have outstanding stock options, unvested common stock subject to repurchase, warrants and convertible preferred stock, which are included in the calculation of diluted net loss attributable to common stockholders per share whenever to do so would be dilutive.

We calculate basic and diluted net loss per share attributable to common stockholders in conformity with the two-class method required for companies with participating securities. We consider all series of convertible preferred stock to be participating securities. Under the two-class method, the net loss attributable to common stockholders is not allocated to the convertible preferred stock as the holders of convertible preferred stock do not have a contractual obligation to share in losses.

The diluted net loss per share attributable to common stockholders is computed by giving effect to all potential dilutive common stock equivalents outstanding for the period. For purposes of this calculation, convertible preferred stock, options to purchase common stock and warrants to purchase common stock and convertible preferred stock are considered potentially dilutive securities but have been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect is antidilutive. Basic and diluted net loss per share was the same for each period presented, as the inclusion of all potential common shares outstanding would have been antidilutive.

The following table provides a reconciliation of the numerator and denominator used in computing basic and diluted net loss per share attributable to common stockholders:

	FOR THE YEAR ENDED DECEMBER 31,		THREE MONTHS ENDED MARCH 31,
	2014	2015	2015	2016
			(unaudited)
	(in thousands, except per share amounts)
Numerator:
Net income (loss)	$297	$900	$(905)	$(2,330)
Less: Accretion of preferred stock	(11,301)	(11,301)	(2,825)	(2,825)

Net loss attributable to common stockholders—basic and diluted	$(11,004)	$(10,401)	$(3,730)	$(5,155)

Denominator:
Weighted-average common shares outstanding	3,489	4,067	3,895	4,388
Weighted-average unvested shares of common stock subject to repurchase	(151)	(174)	(209)	(121)

Weighted-average shares used to compute net loss per share attributable to common stockholders—basic and diluted	3,338	3,893	3,686	4,267

Net loss per share attributable to common stockholders—basic and diluted	$(3.30)	$(2.67)	$(1.01)	$(1.21)

The following outstanding options, warrants and shares of preferred stock were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because their effect would have been antidilutive:

	FOR THE YEAR ENDED DECEMBER 31,		THREE MONTHS ENDED MARCH 31,
	2014	2015	2015	2016
			(unaudited)
	(in thousands)
Redeemable convertible preferred stock	7,885	7,885	7,885	7,885
Common stock warrants	25	25	25	25
Redeemable convertible preferred stock warrants	264	264	264	264
Unvested shares of common stock subject to repurchase	216	136	201	114
Stock options	2,007	1,896	1,718	1,915

Pro Forma Net Income (Loss) per Share (unaudited)

Pro forma net income per share is computed as follows:

	FOR THE YEAR ENDED DECEMBER 31, 2015	THREE MONTHS ENDED MARCH 31, 2016
	(in thousands, except per share amounts)
Numerator:
Net income (loss)	$900	$(2,330)
Removal of the revaluation of all liability-classified preferred stock warrants	(703)	(54)

Pro forma net income (loss) attributable to common stockholders	$197	$(2,384)

Denominator:
Weighted-average common shares outstanding	4,067	4,388
Weighted-average unvested shares of common stock subject to repurchase	(174)	(121)
Adjustment for conversion of redeemable convertible preferred stock	8,523	8,523

Weighted-average common shares used to compute pro forma net income (loss) per share attributable to common stockholders—basic	12,416	12,790
Effects of potentially dilutive securities:
Common stock warrants	16	—
Weighted-average unvested shares of common stock subject to repurchase	174	—
Stock options	1,083	—

Weighted-average common shares used to compute pro forma net income (loss) per share attributable to common stockholders—diluted	13,689	12,790

Pro forma net income (loss) per share attributable to common stockholders
Basic	$0.02	$(0.19)

Diluted	$0.01	$(0.19)

Risks and Uncertainties

Inherent in our business are various risks and uncertainties, including that we are developing advanced technologies and new applications in a rapidly changing industry. These risks include the failure to develop and extend our products and the rejection of our products by consumers, as well as other risks and uncertainties. If we do not successfully implement our business plan, certain assets may not be recoverable, certain liabilities may not be paid and investments in our capital stock may not be recoverable. Our success depends upon the acceptance of our technology, development of sales and distribution channels and our ability to generate significant revenue from the use of our technology.

Deferred Offering Costs

Deferred offering costs, consisting of legal, accounting and other fees and costs related to our planned initial public offering, are capitalized. The deferred offering costs will be offset against proceeds upon the closing of the offering. If the offering is terminated, all of the deferred offering costs will be expensed within income from operations. There were $637,000 of capitalized deferred offering costs as of December 31, 2015 and $988,000 of capitalized deferred offering costs as of March 31, 2016 (unaudited).

3. Property and Equipment

Property and equipment consisted of the following:

	USEFUL LIVES	DECEMBER 31,
		2014	2015
	(Years)	(in thousands)
Laboratory equipment	3	$4,415	$4,670
Computer equipment and software	3	2,465	2,703
Furniture and fixtures	3-7	678	193
Equipment acquired under capital leases	3-5	3,181	6,165
Leasehold improvements	Shorter of lease term or economic life	1,786	7,588

		12,525	21,319
Less: Accumulated depreciation		(9,005)	(8,968)

		$3,520	$12,351

Depreciation expense, which includes amortization of leased assets, was $1.3 million and $1.9 million for the years ended December 31, 2014 and 2015, respectively. The net book value of property and equipment acquired under capital leases was $1.5 million and $3.5 million at December 31, 2014 and 2015, respectively.

For 2014 and 2015, we capitalized $169,000 and $113,000, respectively, of internally developed software in connection with costs incurred for the upgrade and integration of our ERP, CRM and production systems. The net book value of internally developed software was $597,000 and $364,000 at December 31, 2014 and 2015, respectively.

4. Intangible Assets

Intangible assets consisted of the following:

	USEFUL LIVES	DECEMBER 31, 2014			DECEMBER 31, 2015			MARCH 31, 2016
		GROSS	ACCUMULATED AMORTIZATION	NET	GROSS	ACCUMULATED AMORTIZATION	NET	GROSS	ACCUMULATED AMORTIZATION	NET
								(unaudited)
	(Years)	(in thousands)
Patents	7	$150	$(139)	$11	$150	$(150)	$—	$150	$(150)	$—
Customer list	7-8	700	(575)	125	700	(663)	37	700	(685)	15
Technology	4	850	(850)	—	850	(850)	—	850	(850)	—

		$1,700	$(1,564)	$136	$1,700	$(1,663)	$37	$1,700	$(1,685)	$15

The weighted-average remaining amortization period for the intangible assets is 0.2 years. Amortization expense related to these intangibles was $110,000 and $99,000 for 2014 and 2015, respectively, and $22,000 for the three months ended March 31, 2015 and 2016 (unaudited), respectively.

5. Income Taxes

At December 31, 2015, we had federal net operating loss carryforwards, or NOLs, of approximately $97.0 million and federal research and experimentation credit carryforwards of approximately $7.5 million which may be used to reduce future taxable income or offset income taxes due. These NOLs and credit carryforwards expire beginning in 2023 through 2035 and 2020 through 2035, respectively.

Our net deferred tax assets consisted of the following:

	DECEMBER 31,
	2014	2015
	(in thousands)
Net operating loss carryforwards	$33,287	$33,783
Credit carryforwards	5,197	5,693
Depreciation and amortization	586	594
Capitalized research and development	9,320	8,164
Deferred rent	220	223
Allowances	503	261
Deferred compensation	473	760
Deferred revenue	157	253
Stock compensation	205	323

Deferred tax assets	49,948	50,054
Less: Valuation Allowance	(49,948)	(50,054)

Net deferred tax assets	$—	$—

Deferred Tax Liability:
Goodwill	(595)	(676)

Net deferred tax liability	$(595)	$(676)

U.S. income and foreign withholding taxes have not been provided on approximately $287,000 of undistributed earnings from our international subsidiaries as of December 31, 2015. We have not recognized a deferred tax liability for the undistributed earnings of our foreign subsidiaries because we currently do not expect to remit those earnings in the foreseeable future. Determination of the amount of unrecognized deferred tax liability related to undistributed earnings of foreign subsidiaries is not practicable because such liability, if any, is dependent on circumstances existing if and when remittance occurs.

We did not record a tax benefit related to our stock options during the years ended December 31, 2014 and 2015, since we currently maintain a full valuation allowance for our deferred tax assets. Our realization of the benefits of the NOLs and credit carryforwards is dependent on sufficient taxable income in future fiscal years. We have established a valuation allowance against the carrying value of our deferred tax assets, as it is not currently more likely than not that we will be able to realize these deferred tax assets. In addition, utilization of NOLs and credits to offset future income subject to taxes may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986, or the Code, and similar state provisions. Events that cause limitations in the amount of NOLs that we may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined by Code Section 382, over a three-year period. Utilization of our NOLs and tax credit carryforwards could be significantly reduced if a cumulative ownership change of more than 50% has occurred in our past or occurs in our future.

Our income tax expense consisted of the following:

	YEAR ENDED DECEMBER 31,
	2014	2015
	(in thousands)
Current:
US - Federal	$—	$—
US - State	—	(56)
Foreign	(5)	(22)

	(5)	(78)
Deferred:
US - Federal	(91)	(88)
US - State	—	—
Foreign	—	—

	(91)	(88)

Total income tax expense	$(96)	$(166)

We file a U.S. federal income tax return. A reconciliation of the effect of applying federal statutory rates and the effective income tax rates used to calculate our income tax expense is as follows:

	YEAR ENDED DECEMBER 31,
	2014	2015
U.S. Statutory Rate	34.0%	34.0%
Change in valuation allowance	8.9	9.9
State taxes (net of federal benefit)	(33.6)	3.8
Federal research and development credit	(136.0)	(60.8)
Incentive stock options	83.6	19.5
Unrecognized tax benefits	34.0	28.8
Preferred stock warrant revaluation	34.4	(22.4)
Other, net	(1.0)	2.9

Effective income tax rate	24.3%	15.7%

The table below summarizes changes in the deferred tax asset valuation allowance:

	BALANCE AT BEGINNING OF PERIOD	CHARGED TO COSTS AND EXPENSES	WRITE- OFFS	BALANCE AT END OF PERIOD
	(in thousands)
Deferred tax valuation allowance:
For year ended December 31, 2014	$49,913	$35	$—	$49,948
For year ended December 31, 2015	49,948	106	—	50,054

We classify applicable interest and penalties as a component of the provision for income taxes. The amount of accrued interest and penalties is not material. The total balance of unrecognized tax benefits was as follows:

	YEAR ENDED DECEMBER 31,
	2014	2015
	(in thousands)
Unrecognized tax benefits at beginning of the period	$1,599	$1,732
Additions based on current year tax positions	133	146

Unrecognized tax benefits at end of the period	$1,732	$1,878

We do not anticipate that the amount of our existing unrecognized tax benefits will significantly increase or decrease within the next 12 months. Due to the presence of NOLs in most jurisdictions, our tax years remain open for examination by taxing authorities back to 2000.

6. Debt Facilities

Senior Credit Facility

We have a loan and security agreement, which we refer to as our senior credit facility, with Silicon Valley Bank. The senior credit facility provides for both revolver and term borrowings. The revolver matures in December 2016 and allows us to borrow up to the lesser of $15.0 million and a borrowing base tied to the amount of our eligible accounts receivable and inventory. Interest on revolver borrowings is payable monthly and accrues at a floating rate equal to the lender’s prime rate plus 2.50% at all times when our cash held at the bank plus the amount available to borrow on the revolver is less than or equal to $8.5 million, and 2.00% when our cash held at the bank plus the amount available to borrow on the revolver is greater than $8.5 million for a period of at least 60 consecutive days (5.50% at December 31, 2015). At December 31, 2015, we had $1.9 million of revolver borrowings outstanding, excluding unamortized debt issuance costs of $53,000. During the three months ended March 31, 2016 (unaudited), we had revolving line borrowings of $19.4 million and repayments of $11.7 million. At March 31, 2016, we had $10.4 million of revolving line borrowings outstanding (unaudited).

As of December 31, 2015, $9.3 million of term loan borrowings, excluding an unamortized debt discount and debt issuance costs of $142,000, were outstanding. The weighted average interest rate on these facilities was 5.5% at December 31, 2015. Scheduled principal maturities as of December 31, 2015 were as follows (in thousands):

2016	$3,500
2017	3,500
2018	2,333

$9,333

As of March 31, 2016, $18.9 million of term loan and revolving borrowings, excluding an unamortized debt discount and debt issuance costs of $158,000, were outstanding. The weighted average interest rate on these facilities was 5.5% at March 31, 2016. Scheduled principal maturities as of March 31, 2016 were as follows (in thousands) (unaudited):

2016	$13,025
2017	3,500
2018	2,333

18,858

The senior credit facility contains customary conditions to borrowing, events of default and covenants, including covenants that restrict our ability to dispose of assets, merge with or acquire other entities, incur indebtedness, incur encumbrances, make distributions to holders of our capital stock, make investments or engage in transactions with our affiliates. The credit facility also requires us to maintain a minimum tangible net worth and liquidity ratio. We were in compliance with all covenants as of December 31, 2015 and March 31, 2016. Substantially all of our assets other than intellectual property are pledged as collateral under the senior credit facility.

Mezzanine Credit Facility

We have a mezzanine loan and security agreement, which we refer to as our mezzanine credit facility, with SG Enterprises II, LLC, which provides for a $5.0 million term loan which was drawn in September 2015. Interest on the term loan accrues at a fixed per year rate equal to 18.0% and is payable monthly. Beginning in October 2017, we are required to pay equal monthly installments of principal equal to $138,889 through the maturity date. We may at our option and upon certain conditions, prepay the outstanding term loan balance without premium or penalty. All outstanding principal and accrued and unpaid interest on the term loan under the mezzanine credit facility is due and payable in October 2020.

The mezzanine credit facility contains customary conditions to borrowing and affirmative and negative covenants, including covenants that restrict our and our subsidiaries’ ability to, among other things, dispose of assets, merge with or acquire other entities, incur indebtedness, grant liens on our assets, make distributions to holders of our capital stock, make investments or engage in transactions with our affiliates. The mezzanine credit facility also requires us to maintain minimum revenues of at least 80% of our board-approved annual operating plan, measured quarterly on a year-to-date basis. Substantially all of our assets other than intellectual property are pledged as collateral under the mezzanine credit facility. We were in compliance with all covenants as of March 31, 2016.

As of December 31, 2015 and March 31, 2016 (unaudited), $5.0 million of mezzanine loan borrowings, excluding unamortized debt discounts and issuance costs of $128,000 and $119,000 (unaudited), respectively, were outstanding. Scheduled principal maturities as of December 31, 2015 and March 31, 2016 (unaudited) were as follows (in thousands):

2017	$416
2018	1,667
2019	1,667
2020	1,250

$5,000

7. Redeemable Convertible Preferred Stock and Stockholders’ Deficit

Amended and Restated Certificate of Incorporation

Our outstanding preferred stock includes certain redemption provisions and therefore is not included in stockholders’ deficit on the consolidated balance sheets at December 31, 2014 and 2015. Holders of our Series 1 and Series 2 redeemable convertible preferred stock are entitled to accretion equal to 7% annual interest (non-compounded) on the original price paid per share of the applicable series of preferred stock, accrued from the date of issuance of such shares. We recorded accretion of $11.3 million during 2014 and 2015 in respect of our outstanding Series 1 and Series 2 redeemable convertible preferred stock. Accretion is generally recorded against distributable earnings. Since we have accumulated losses, we record accretion against Additional Paid in Capital until there is no remaining capital. Thereafter, accretion is recorded against our Accumulated Deficit.

Common Stock

As of December 31, 2015, we had authorized 15,041,666 shares of voting $0.001 par value common stock. Each holder of the common stock is entitled to one vote per common share. At its discretion, the Board of Directors may declare dividends on shares of common stock, subject to the prior rights of our preferred stockholders. Upon liquidation or dissolution, holders of common stock will receive distributions only after preferred stock preferences have been satisfied.

As of December 31, 2015 we have reserved 10,070,299 shares of common stock for the conversion of preferred stock and the exercise of options and warrants.

As of December 31, 2015, 25,000 common stock warrants were outstanding with an exercise price of $2.52 per share. These common stock warrants expire on March 24, 2021.

Redeemable Convertible Preferred Stock

As of December 31, 2015, we have authorized 8,312,719 shares of $0.001 par value preferred stock, of which 5,333,553 have been designated Series 1 redeemable convertible preferred stock and 2,979,166 have been designated Series 2 redeemable convertible preferred stock.

Preferred stock warrants outstanding, all with exercise prices of $9.318 per share, are as follows:

	ISSUANCE DATE	EXPIRATION DATE	SHARES	FAIR VALUE AT DECEMBER 31
				2014	2015
				(in thousands)
Series 2 preferred stock	June 2, 2010	June 2, 2020	2,004	$29	$24
Series 2 preferred stock	February 1, 2011	February 1, 2021	1,458	22	18
Series 2 preferred stock	July 13, 2012	July 13, 2022	41,666	652	548
Series 2 preferred stock(1)	June 30, 2010	June 30, 2017	218,523	2,865	2,275

Total Series 2 redeemable convertible preferred stock			263,651	$3,568	$2,865

(1)

These warrants will be automatically exercised on a net exercise basis if the initial per share price of common stock to the public in an initial public offering exceeds the exercise price of the warrants; otherwise, the warrants will expire.

Redemption

The holders of at least 70% of the outstanding shares of Series 2 redeemable convertible preferred stock voting as a separate class on an as-if converted basis may, at any time after July 13, 2017, require us to redeem the Series 1 and Series 2 redeemable convertible preferred stock at an amount per share equal to the sum of

•	$10.7808 in the case of Series 1 redeemable convertible preferred stock and $9.318 in the case of Series 2 preferred stock;

•	all declared but unpaid dividends with respect to any such shares to be redeemed; and

•	an amount equal to 7% annual interest (non-compounded) on the original price paid per share of the applicable series of preferred stock accrued from the date of issuance of such shares.

One third of the shares are redeemable in the year the redemption election is made beginning on the earlier of the date that is January 1st, April 1st, July 1st or October 1st after our receipt of the redemption election. The remaining shares are to be redeemed ratably over the next two anniversaries of the initial redemption date. If we do not have sufficient funds legally available to redeem all shares of Series 2 and Series 1 redeemable convertible preferred stock, then we will (1) redeem the maximum possible number of shares ratably among holders of Series 2 redeemable convertible preferred stock and (2) use any remaining funds to redeem the maximum possible number of shares ratably among holders of Series 1 redeemable convertible preferred stock. Thereafter, when additional funds are available for redemption of shares, the redemption will be subject to the priority noted above.

In addition, the Series 1 and Series 2 redeemable convertible preferred stock both contain provisions that, in the event of a change in the control of our company, would give the holders of the preferred stock the right to receive a cash distribution equal to the liquidation preference on the preferred stock.

Dividends

The holders of Series 1 and Series 2 redeemable convertible preferred stock are entitled to receive noncumulative dividends prior to and in preference to any dividends to common stockholders, at a rate of $0.9318 per share per annum on each outstanding share of Series 2 redeemable convertible preferred stock and $1.07808 per share per annum on each outstanding share of Series 1 redeemable convertible preferred stock, payable quarterly when and if declared by the board of directors. The dividend per share is subject to adjustment for stock splits, stock dividends and reclassification.

Liquidation

In the event of any liquidation, dissolution or winding up of the corporation, including a merger, acquisition or sale of assets, the holders of Series 2 redeemable convertible preferred stock shall be entitled to receive, prior and in preference to any distribution of assets to the holders of Series 1 redeemable convertible preferred stock, or common stock, an amount equal to $25.6248 (subject to adjustment) for each share of Series 2 redeemable convertible preferred stock held by them plus declared but unpaid dividends. If our assets are insufficient to permit this payment, then the assets shall be distributed ratably among the holders of Series 2 redeemable convertible preferred stock.

If assets remain after this Series 2 redeemable convertible preferred stock distribution, the holders of Series 1 redeemable convertible preferred stock shall be entitled to receive, prior and in preference to any distribution of assets to the holders of common stock, an amount equal to approximately $10.7808 (subject to adjustment) for each share of Series 1 redeemable convertible preferred stock held by them plus declared but unpaid dividends. If our assets are insufficient to permit this payment, then the assets shall be distributed ratably among the holders of Series 1 redeemable convertible preferred stock.

Any assets remaining after this Series 1 redeemable convertible preferred stock distribution shall be distributed ratably to the holders of Series 1 and Series 2 redeemable convertible preferred stock (assuming conversion to common stock) and the common stockholders.

Voting

Each holder of preferred stock is entitled to vote on all matters with respect to any question upon which holders of common stock have the right to vote, and each preferred stock holder is entitled to that number of votes equal to the number of votes that would be accorded to the number of shares of common stock into which such holder’s preferred stock would be converted.

Conversion

Each share of preferred stock is convertible at the option of the holder into such number of shares of common stock as is determined by dividing its original purchase price by the conversion price at the time of conversion. As of

December 31, 2014 each share of Series 1 and Series 2 redeemable convertible preferred stock was convertible into one share of common stock as the original purchase price was equal to the conversion rates of $10.7808 and $9.318 per share, respectively. Immediately prior to the closing of a public offering in which the pre-money equity value of our company is at least $300 million and results in at least $50 million of proceeds, net of underwriting discounts and commissions to the company, each share of Series 1 redeemable convertible preferred stock will automatically convert into common stock at the conversion rate of 1- to-1 and shares of Series 2 redeemable convertible preferred stock will automatically convert into common stock at the conversion ratio of 1-to-1.25.

8. Stock-Based Compensation

We have adopted various option plans under which stock options and common stock can be granted to employees and non-employees. The plans provide for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any affiliates’ employees and for the grant of nonstatutory stock options and awards of restricted or unrestricted shares of common stock to our and our affiliates’ employees, consultants and advisors. As of both December 31, 2015 and March 31, 2016 (unaudited) we have reserved 2,606,879 shares of common stock for issuance under our stock option plans.

We provide employees with the opportunity to early exercise stock options subject to the original vesting schedule of the option. In the event of voluntary or involuntary termination of employment with us, we have an irrevocable and exclusive option to repurchase the unvested portion of the shares at the original exercise price after the termination of employment. We account for cash received in consideration for the purchase of unvested shares of common stock or the early exercise of unvested stock options as a current liability and include it in accrued compensation and employee related benefits on the consolidated balance sheet. We repurchased 1,770 and 2,020 unvested shares from terminated employees in 2014 and 2015, respectively.

The following table presents the detail of stock-based compensation expense amounts included in our consolidated statements of operations for the periods indicated below:

	YEAR ENDED DECEMBER 31,		THREE MONTHS ENDED MARCH 31,
	2014	2015	2015	2016
			(unaudited)
	(in thousands)
Cost of revenue	$49	$31	$13	$5
Research and development expense	362	305	103	69
Sales and marketing expense	413	692	144	205
General and administrative expense	313	150	46	55
Offering costs	38	—	—	—

Total stock-based compensation expense	1,175	1,178	306	334

In 2014, we completed an offer to exchange certain employee’s stock options for new options with an exercise price of $5.04 granted on a one-for-one basis. 81 employees participated and exchanged 237,385 shares. We did not modify the vesting period for the new options compared to the vesting period of the original option grants. The exchange did not result in a material charge in 2014.

Detail related to activity of unvested shares of our common stock is as follows:

	SHARES OUTSTANDING
	NUMBER OF SHARES	WEIGHTED- AVERAGE EXERCISE PRICE PER SHARE
	(in thousands, except per share amounts)
Balance at December 31, 2014	216	$1.68
Issued	2	5.18
Vested	(80)	1.49
Repurchased	(2)	1.33

Balance at December 31, 2015	136	1.76
Vested (unaudited)	(22)	1.55

Balance at March 31, 2016 (unaudited)	114	$1.81

A summary of the option activity under our stock option plan is presented below:

		OPTIONS OUTSTANDING
	SHARES AVAILABLE FOR GRANT	NUMBER OF SHARES	WEIGHTED- AVERAGE EXERCISE PRICE PER SHARE
	(in thousands, except per share amounts)
Balance at December 31, 2014	86	2,007	$1.92
Options Granted	(696)	696	6.24
Options Exercised	—	(656)	0.84
Options Cancelled	153	(150)	3.48
Options Repurchased	2	—	1.32
Additional Shares Reserved	667	—	—

Balance at December 31, 2015	212	1,896	3.72
Options Granted (unaudited)	(44)	44	8.28
Options Exercised (unaudited)	—	(14)	3.60
Options Cancelled (unaudited)	11	(11)	7.44

Balance at March 31, 2016 (unaudited)	179	1,915	$3.82

The total intrinsic value for options exercised during 2014 and 2015 was $1.9 million and $3.8 million, respectively, representing the difference between the estimated fair values of our common stock underlying these options at the dates of exercise and the exercise prices paid. The total intrinsic value of options exercised during the three months ended March 31, 2016 was $67,000 (unaudited).

The following table summarizes information about stock options outstanding at December 31, 2015:

	SHARES SUBJECT TO OPTIONS OUTSTANDING	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE (YEARS)	WEIGHTED- AVERAGE EXERCISE PRICE PER SHARE	TOTAL INTRINSIC VALUE
	(in thousands, except per share amounts)
$0.60 – $1.08	189	3.92	$0.72	$1,435
$1.20	410	6.67	1.20	2,897
$1.32 – $4.32	320	6.90	1.80	2,086
$4.44 – $5.28	632	9.16	5.04	2,046
$5.40 – $6.84	73	9.46	5.52	201
$6.96 – $10.32	272	9.46	8.40	—

$0.60 – $10.32	1,896	7.77	3.72	$8,666

Exercisable	877	6.23	1.68	$5,778

Vested and expected to vest	1,757	7.57	$3.24	$8,877

We estimate the weighted-average grant-date fair value of options granted during 2014 and 2015, some with exercise prices less than the estimated per share value of our common stock for financial reporting purposes on the grant date, was $4.08 and $3.12 per share, respectively. We estimated the weighted-average grant-date fair value of options granted during the three months ended March 31, 2016 was $2.88 (unaudited) per share. We estimated the fair value of each employee option grant for 2014 and 2015 and for the three months ended March 31, 2015 and 2016 on the grant date using the Black-Scholes option pricing model with the following assumptions:

	YEAR ENDED DECEMBER 31,		THREE MONTHS ENDED MARCH 31,
	2014	2015	2015	2016
			(unaudited)
Risk-free interest rates	1.8% – 2.0%	1.2% – 1.6%	1.4%	1.3%
Expected term	6.0 years	4.3 – 6.0 years	6.0 years	4.3 years
Expected dividends yield	None	None	None	None
Volatility	43.8% – 46.9%	41.5% – 43.4%	43.4%	41.7%

We determined that it was not practicable to calculate the volatility of our share price since our securities are not publicly traded and therefore there is no readily determinable market value for our stock. Therefore, we estimated our volatility based on reported market value data for a group of publicly-traded entities that we believe are relatively comparable after consideration of their size, stage of lifecycle, profitability, growth and risk and return on investment. We used the average volatility rates reported by the comparable group for the expected term estimated by us.

The total fair value of options vested was $1.8 million and $1.3 million during 2014 and 2015, respectively, and $210,000 (unaudited) during the three months ended March 31, 2016.

As of December 31, 2015 our total unrecognized compensation cost related to stock-based awards was $2.9 million, which will be recognized over the weighted-average remaining requisite service period of 2.8 years. As of March 31, 2016 our total unrecognized compensation cost related to stock-based awards was $2.2 million (unaudited), which will be recognized over the weighted-average remaining requisite service period of 2.7 years (unaudited).

9. Commitments and Contingencies

We lease approximately 52,000 square feet of office space in Seattle, Washington for our corporate headquarters under a lease that expires in January 2026 with the option to renew for two five year terms. The terms of the lease provide for rental payments on a graduated scale, include an option to lease additional office space in the future and provide the right to terminate this lease beginning in December 2022, subject to the payment of certain early termination fees. We received landlord incentives totaling $4.7 million which we recorded as deferred rent obligations and are amortizing as a reduction in rental expense over the remaining term of the lease. In March 2016 (unaudited), we amended our lease agreement to increase the approximate square feet to 70,000, extend the expiration to December 2026 with the option to renew for two five year terms, provide the right to terminate this lease beginning in December 2021, and receive additional landlord incentives totaling $2.1 million.

We lease approximately 11,000 square feet of space in Seattle for a design laboratory under an operating lease that expires in October 2018 with an option to renew for an additional one or three year term. The terms of the lease provide for rental payments on a graduated scale and the right to terminate this lease early, beginning in December 2015, subject to the payment of certain early termination fees. We received landlord incentives of $108,000 and have used $95,000. We recorded these incentives as deferred rent obligations and are amortizing them as a reduction in rental expense over the term of the lease.

We recognize rent expense on a straight-line basis over the lease period. Total rent expense under operating leases was $828,000 and $1.1 million for the years ended December 31, 2014 and 2015, respectively. Total rent expense under operating leases was $124,000 and $608,000 for the three months ended March 31, 2015 and 2016 (unaudited), respectively.

We lease a portion of our property and equipment under capital leases, which include options allowing us to purchase the equipment at the end of the lease term.

Future minimum lease payments under operating and capital leases as of December 31, 2015 were as follows:

	OPERATING	CAPITAL
	(in thousands)
2016	$2,312	$1,466
2017	2,299	1,214
2018	2,327	921
2019	2,529	483
2020	2,602	241
Thereafter	14,169	—

Total minimum lease payments	$26,238	$4,325

Less: Portion representing interest		(609)

Present value of capital lease obligations		3,716
Less: Current portion of capital lease obligations		(1,190)

Capital lease obligations net of current portion		$2,526

Future minimum lease payments under operating and capital leases as of March 31, 2016 were as follows:

	OPERATING	CAPITAL
	(in thousands) (unaudited)
2016	$1,949	$1,071
2017	3,083	1,230
2018	3,072	937
2019	2,947	499
2020	3,031	257
Thereafter	19,959	—

Total minimum lease payments	$34,041	$3,994

Less: Portion representing interest		(548)

Present value of capital lease obligations		3,446
Less: Current portion of capital lease obligations		(1,138)

Capital lease obligations net of current portion		$2,308

In the normal course of business, we periodically enter into agreements that require us to indemnify either major customers or suppliers for specific risks. While our maximum exposure under these indemnification provisions cannot be estimated, these indemnifications are not expected to have a material impact on our consolidated results of operations or financial condition.

Obligations with Third-Party Manufacturers

We manufacture products with a third-party manufacturer under recurring one year agreements. We are committed to purchase $7.9 million and $10.8 million (unaudited) of inventory as of December 31, 2015 and March 31, 2016, respectively.

Letters of Credit

As of December 31, 2015, we had a letter of credit in the amount of $1.7 million in connection with our headquarter facility lease. As of March 31, 2016 (unaudited), we had letters of credit in the aggregate amount of $2.7 million in connection with our headquarter facility lease and obligations with third-party manufacturers. The letters of credit are not collateralized by cash and mature at various dates through February 2027.

10. Segment Reporting

Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision-maker, or decision-making group, in deciding how to allocate resources and in assessing performance. We are organized as, and operate in, one reportable segment: the development and sale of Item Intelligence products and services. Our chief operating decision-maker is the executive team, led by our chief executive officer. Our executive team regularly reviews financial information presented on a total company basis, accompanied by information about revenue and direct material gross margin by product family for purposes of monitoring our product mix impact on total gross margin. Our executive team evaluates performance based primarily on total revenue as end users are generally deploying many of our products and services to obtain the benefits of our integrated platform in the implementation of an Item Intelligence solution. Our assets are primarily located in the United States and not allocated to any specific geographic region. Therefore, geographic information is presented only for total revenue. All of our long-lived assets are located in the United States.

The following table is based on the location of the value-added resellers, inlay manufacturers, reader OEMs, distributors or end users who purchased products and services directly from us. For sales to our resellers and distributors, their location may be different from the locations of the ultimate end users. Sales by geography were as follows:

	YEAR ENDED DECEMBER 31,		THREE MONTHS ENDED MARCH 31,
	2014	2015	2015	2016
			(unaudited)
	(in thousands)
Americas	$21,738	$21,568	$5,591	$6,296
Asia Pacific	33,898	45,096	8,153	12,316
Europe, Middle East and Africa	8,127	11,815	2,321	3,019

Total Revenue	$63,763	$78,479	$16,065	$21,631

Total revenue in the United States was $19.6 million and $21.0 million for the years ended December 31, 2014 and 2015, respectively, and $5.5 million and $6.1 million for the three months ended March 31, 2015 and 2016, respectively (unaudited).

11. Retirement Plans

In 2001, we adopted a salary deferral 401(k) plan for our employees. The plan allows employees to contribute a percentage of their pretax earnings annually, subject to limitations imposed by the Internal Revenue Service. The plan also allows us to make a matching contribution, subject to certain limitations. To date, we have not made any contributions to the plan.

12. Correction of Unaudited Interim Consolidated Financial Statements

In the course of preparing our annual 2015 consolidated financial statements, we identified an error related to the presentation of lease incentives in our consolidated cash flow statement for the nine months ended September 30, 2015. We determined that the error was material to our interim consolidated financial statements for the nine months ended September 30, 2015. Correcting this error resulted in an increase in cash from operating activities, from a use of $3.8 million to cash provided of $500,000, and an associated increase in cash used in investing activities, from a use of $2.6 million to $7.0 million. The error will be corrected in our future filings that contain such financial information.

13. Subsequent Events

We repaid the December 31, 2015 outstanding balance on our revolver borrowings under the senior credit facility of $1.9 million in January 2016.

We evaluated events that occurred between January 1, 2016 and March 11, 2016, the date the audited consolidated financial statements were issued. For the reissuance of the audited consolidated financial statements, we evaluated subsequent events that occurred through July 8, 2016.

14. Subsequent Events (Unaudited)

We repaid the March 31, 2016 outstanding balance on our revolver borrowings under the senior credit facility of $10.4 million in April 2016.

In May 2016, our board of directors approved an increase of the number of authorized shares of common stock from 15,041,666 to 17,083,333.

In May 2016, we amended our senior credit facility to, among other things, refinance our outstanding term loan in the principal amount of $10.5 million, extend the maturity date of the revolver to December 2017, add a $5.0 million sublimit under the revolver for the issuance of standby letters of credit, reduce the interest rate applicable to revolving loans, amend the tangible net worth covenant and provide for a new equipment term loan facility of up to $2.0 million. Interest on the term loan accrues at a floating rate equal to the lender’s prime rate plus 2.25% during a one year interest only period and at a floating rate equal to the lender’s prime rate plus 1.75% after expiration of the interest only period. Beginning in June 2017, we must begin paying 36 equal monthly installments of principal, plus accrued and unpaid interest. All outstanding principal and accrued and unpaid interest on the term loan is due and payable in May 2020. We may at our option prepay the outstanding term loan balance by paying the lender all principal and accrued and unpaid interest, plus a prepayment fee equal to $210,000 if the term loan is prepaid on or prior to the first anniversary of the May 2016 amendment, and $105,000 if the term loan is prepaid after the first anniversary but on or prior to the second anniversary of the May 2016 amendment. Equipment loans are available to fund the purchase of eligible equipment for one year following the May 2016 amendment date and mature in May 2020. Equipment loans are repaid in 36 equal monthly installments of principal, plus accrued and unpaid interest, following each borrowing and accrue interest at a floating rate equal to the lender’s prime rate plus 1.75%. We may at our option prepay the outstanding equipment loan balance by paying the lender all outstanding principal and accrued and unpaid interest plus a prepayment fee equal to 2.00% of the principal amount of each equipment loan prepaid if such equipment loan is prepaid on or prior to the first anniversary of the date such equipment loan was borrowed, and 1.00% of the principal amount of each equipment loan prepaid if such equipment loan is prepaid after the first anniversary but on or prior to the second anniversary of the date such equipment loan was borrowed.

In June 2016, our board of directors and stockholders approved a modification to the conversion term for the Series 1 and Series 2 redeemable convertible preferred stock, such that they will convert into common stock at their respective conversion ratios immediately prior to the closing of a public offering with an effective date (A) on or prior to December 31, 2016, in which the gross proceeds to the Company are anticipated to be in excess of fifty million dollars ($50,000,000), or (B) after December 31, 2016, in which (1) the gross proceeds to the Company are anticipated to be in excess of fifty million dollars ($50,000,000) and (2) the pre-money equity value of the company is at least $300,000,000.

We evaluated events that occurred between April 1, 2016 and May 9, 2016, the date the unaudited consolidated financial statements were issued. For the reissuance of the unaudited interim financial statements, we evaluated subsequent events that occurred through July 8, 2016.

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